  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 5, 1995

                                                       REGISTRATION NO. 33-55343

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 3
                                       TO
                                    FORM S-4

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                         STORAGE TECHNOLOGY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                      357                    84-0593263
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                             2270 SOUTH 88TH STREET
                        LOUISVILLE, COLORADO 80028-0001
                                 (303) 673-5151
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                            W. RUSSELL WAYMAN, ESQ.
                         STORAGE TECHNOLOGY CORPORATION
                             2270 SOUTH 88TH STREET
                        LOUISVILLE, COLORADO 80028-4309
                                 (303) 673-4920
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
    RICHARD A. STRONG            MALCOLM REID            BRUCE A. MACHMEIER
 GIBSON, DUNN & CRUTCHER    VICE PRESIDENT, GENERAL      OPPENHEIMER WOLFF &
 2029 CENTURY PARK EAST      COUNSEL AND SECRETARY            DONNELLY
       SUITE 4000               NETWORK SYSTEMS            3400 PLAZA VII
 LOS ANGELES, CALIFORNIA          CORPORATION           45 S. SEVENTH STREET
          90067              7600 BOONE AVENUE, N.     MINNEAPOLIS, MINNESOTA
                            MINNEAPOLIS, MINNESOTA              55402
                                     55428

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective and all other conditions to the merger of a subsidiary of the Registrant with and into Network Systems Corporation pursuant to the Agreement and Plan of Merger described in the enclosed Proxy Statement/Prospectus have been satisfied or waived.

  If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                         STORAGE TECHNOLOGY CORPORATION

                             CROSS REFERENCE SHEET

                                                  LOCATION OR CAPTION IN
              ITEM IN FORM S-4                  PROXY STATEMENT/PROSPECTUS
              ----------------                  --------------------------
  1. Forepart of Registration Statement
      and Outside Front Cover Page of
      Prospectus.......................   Outside Front Cover Page of Proxy
                                           Statement/Prospectus
  2. Inside Front and Outside Back
      Cover Pages of Prospectus........   Available Information; Information
                                           Incorporated by Reference; Table of
                                           Contents
  3. Risk Factors, Ratio of Earnings to
      Fixed Charges and Other
      Information......................   Summary; Information Incorporated by
                                           Reference; Ratio of Earnings to Fixed
                                           Charges Is Not Applicable
  4. Terms of the Transaction..........   Summary; The Merger; Appendix A
  5. Pro Forma Financial...............   Unaudited Pro Forma Condensed Combined
                                           Financial Information Statements
  6. Material Contacts with the Company
      Being Acquired...................   The Merger--Transactions Between
                                           StorageTek and Network Systems
  7. Additional Information Required
      for Reoffering by Persons and
      Parties Deemed to Be
      Underwriters.....................   Inapplicable
  8. Interests of Named Experts and
      Counsel..........................   Certain Legal Matters; Experts
  9. Disclosure of Commission Position
      on Indemnification for Securities
      Act Liabilities..................   Inapplicable
 10. Information with Respect to S-3
      Registrants......................   Available Information; Information
                                           Incorporated by Reference; Summary
 11. Incorporation of Certain
      Information by Reference.........   Incorporation of Certain Information
                                           by Reference
 12. Information with Respect to S-2 or
      S-3 Registrants..................   Inapplicable
 13. Incorporation of Certain
      Information by Reference.........   Inapplicable
 14. Information with Respect to
      Registrants Other than S-2 or S-3
      Registrants......................   Inapplicable
 15. Information with Respect to S-3
      Companies........................   Information Incorporated by Reference;
                                           Summary
 16. Information with Respect to S-2 or
      S-3 Companies....................   Inapplicable
 17. Information with Respect to
      Companies Other than S-2 or S-3
      Companies........................   Inapplicable
 18. Information if Proxies, Consents
      or Other Authorizations are to be
      Solicited........................   Outside Front Cover Page of Proxy
                                           Statement/Prospectus; Available
                                           Information; Information Incorporated
                                           by Reference; Introduction; The
                                           Merger--Interests of Certain Persons
                                           in the Merger; The Merger--No
                                           Appraisal Rights; The Merger--
                                           Comparison of Stockholder Rights
 19. Information if Proxies, Consents
      or Authorizations are not to be
      Solicited or in an Exchange
      Offer............................   Inapplicable

                   [LOGO OF NETWORK SYSTEMS APPEARS HERE]

                                                           January 10, 1995

Dear Fellow Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders (the "Meeting") of Network Systems Corporation ("Network Systems") to be held on February 8, 1995 at 9:00 local time, at the Minneapolis Campus of the University of St. Thomas (Thornton Auditorium, Second Floor), 1000 LaSalle Avenue, Minneapolis, Minnesota.

  At the Meeting you will be asked to consider and vote upon a proposed Agreement and Plan of Merger, as amended (the "Merger Agreement"), which provides for the merger (the "Merger") of a newly formed subsidiary of Storage Technology Corporation ("StorageTek") with and into Network Systems, with Network Systems as the surviving corporation and a wholly-owned subsidiary of StorageTek. If the proposed Merger described in the accompanying Proxy Statement/Prospectus becomes effective, each stockholder of Network Systems will be entitled to receive 0.2618 shares of StorageTek common stock in exchange for each share of Network Systems common stock. Any fractional share of StorageTek resulting from the application of the exchange ratio will be paid in cash. In connection with the Merger, the Network Systems Board of Directors has ordered redemption of all rights outstanding under the Network Systems Amended and Restated Rights Agreement and holders of Network Systems common stock will also be entitled to receive from Network Systems an additional $.05 per share in cash at the effective time of the Merger in connection with this redemption.

  The proposed Merger has been approved by the Boards of Directors of Network Systems and StorageTek and is subject to approval by holders of a majority of the outstanding Network Systems common stock.

  THE BOARD OF DIRECTORS OF NETWORK SYSTEMS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF NETWORK SYSTEMS AND ITS STOCKHOLDERS AND THEREFORE UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER. Details of the background and reasons for the proposed Merger appear and are explained in the attached Proxy Statement/Prospectus. Additional information regarding Network Systems and StorageTek also is set forth in the Proxy Statement/Prospectus. I urge you to read this material carefully.

  Network Systems' Board of Directors has received an opinion of Needham & Company, Inc., Network Systems' financial advisor, that the exchange ratio being offered in the Merger is fair from a financial point of view to Network Systems' stockholders. A copy of this opinion is included as Appendix B to the Proxy Statement/Prospectus.

  In order to ensure that your vote is represented at the meeting, please indicate your choice on the enclosed proxy card, date and sign it, and return it in the enclosed postage-paid envelope. You are welcome to attend the Meeting, and may revoke your proxy and vote in person even if you have previously returned the proxy card.

  PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. IF THE MERGER IS ADOPTED YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR EXISTING STOCK CERTIFICATES.

                                     Sincerely,

                                     /s/ LYLE D. ALTMAN
                                     Lyle D. Altman
                                     Chairman of the Board

                    [LOGO OF NETWORK SYSTEMS APPEARS HERE]

  NETWORK SYSTEMS CORPORATION 7600 BOONE AVENUE NORTH, MINNEAPOLIS, MINNESOTA
                                     55428

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                             FEBRUARY 8, 1995

TO THE STOCKHOLDERS OF NETWORK SYSTEMS CORPORATION:

  A Special Meeting (the "Meeting") of the stockholders of Network Systems Corporation ("Network Systems") will be held at the Minneapolis Campus of the University of St. Thomas (Thornton Auditorium, Second Floor), 1000 LaSalle Avenue, Minneapolis, Minnesota, on February 8, 1995, at 9:00 a.m., local time, to consider and act upon:

    1. A proposal to approve the Agreement and Plan of Merger, dated as of August 8, 1994, as amended (the "Merger Agreement"), among Network Systems, Storage Technology Corporation ("StorageTek") and StorageTek Eagle Corporation, a wholly-owned subsidiary of StorageTek ("Sub"), pursuant to which (a) Sub will be merged with and into Network Systems (the "Merger"), with Network Systems as the surviving corporation and a wholly-owned subsidiary of StorageTek, and (b) holders of Network Systems common stock will be entitled to receive 0.2618 shares of StorageTek common stock, in exchange for each share of Network Systems common stock. Upon the effectiveness of the Merger, holders of Network Systems common stock will also be entitled to receive from Network Systems an additional $.05 per share in cash at the effective time of the Merger in connection with the redemption of the preferred stock purchase rights outstanding under Network Systems' Amended and Restated Rights Agreement.

    2. A proposal to adjourn the Meeting to a later date to permit further solicitation of proxies in the event an insufficient number of shares of Network Systems Common Stock is present in person or by proxy at the meeting to approve the Merger Agreement.

  The Network Systems Board of Directors has fixed the close of business on January 6, 1995 as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting or any adjournments thereof.

                                     BY ORDER OF THE BOARD OF DIRECTORS

                                     /s/ MALCOLM REID
                                     Malcolm Reid, Vice President, General
Dated: January 10, 1995              Counsel, and Secretary

  YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING. HOWEVER, WHETHER OR NOT YOU PLAN TO BE PERSONALLY PRESENT AT THE MEETING, PLEASE COMPLETE, DATE, AND SIGN THE ACCOMPANYING PROXY AND MAIL IT PROMPTLY IN THE RETURN ENVELOPE. IF YOU LATER DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME BEFORE IT IS EXERCISED.

  PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                   SUBJECT TO COMPLETION JANUARY 5, 1995

                       SPECIAL MEETING OF STOCKHOLDERS OF

        NETWORK SYSTEMS CORPORATION TO BE HELD ON FEBRUARY 8, 1995

                           PROXY STATEMENT/PROSPECTUS

  This Proxy Statement/Prospectus is being furnished to the holders of Network Systems Common Stock, $.02 par value ("Network Systems Stock"), in connection with the solicitation of proxies by the Board of Directors of Network Systems for use at a special meeting of the stockholders of Network Systems (the "Meeting") to be held at [location] on February 8 at 9:00 a.m., local time. The Meeting has been called to consider and vote upon an Agreement and Plan of Merger dated as of August 8, 1994, as amended (the "Merger Agreement"), by and among Storage Technology Corporation, a Delaware corporation ("StorageTek"), StorageTek Eagle Corporation ("Sub"), a Delaware corporation and a newly-formed, wholly-owned subsidiary of StorageTek, and Network Systems providing for the merger (the "Merger") of Sub into Network Systems. If the proposed Merger is consummated, each outstanding share of Network Systems Stock will be converted into 0.2618 shares (the "Exchange Ratio") of StorageTek Common Stock, $.10 par value, and each full share of StorageTek Stock will be accompanied by a StorageTek preferred stock purchase right (collectively, "StorageTek Stock"). In addition, in connection with the Merger, the Network Systems Board of Directors has ordered the redemption of all preferred stock purchase rights (the "Rights") outstanding under Network Systems' Amended and Restated Rights Agreement, and holders of Network Systems stock will also be entitled to receive from Network Systems an additional $.05 per share in cash at the effective time of the Merger in connection with the redemption of the Rights.
Based on the closing price of $    of StorageTek Stock on the New York Stock
Exchange composite tape on January 6, 1995, the Exchange Ratio would have
resulted in Network Systems' stockholders receiving approximately $    in
market value of StorageTek Stock plus a payment of $.05 in cash for each share of Network Systems Stock, if the Merger had been effective on that date. Because the Exchange Ratio is fixed by the Merger Agreement and the market price of StorageTek Stock is subject to fluctuation, the market price of StorageTek Stock may increase or decrease prior to the Merger, thereby increasing or decreasing the market value of the shares of StorageTek Stock which Network Systems' stockholders will receive in the Merger. See "The Merger--Exchange of Shares; Fractional Shares; Adjustment of Exchange Ratio." Upon consummation of the Merger, Network Systems will become a wholly-owned subsidiary of StorageTek.

  StorageTek has filed a registration statement on Form S-4 (including exhibits and amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "SEC"), covering the shares of StorageTek Stock to be issued in the event the proposed Merger is consummated. This document along with the documents and portions of documents incorporated herein by reference also constitutes the prospectus of StorageTek filed as a part of the Registration Statement.

  In the event the proposed Merger is consummated, StorageTek will issue approximately 7,956,671 shares of StorageTek Stock in exchange for all of the Network Systems Stock outstanding at such time, which would constitute, as of January 6, 1995, approximately % of the outstanding shares of StorageTek Stock after giving effect to such issuance. StorageTek may also issue up to approximately 526,001 additional shares of StorageTek Stock upon exercise of outstanding employee stock options granted by Network Systems and pursuant to Network Systems' employee stock purchase plan, which will be assumed by StorageTek in the Merger. For more information regarding Network Systems' outstanding stock options and stock purchase plan, see "The Merger--Treatment of Network Systems Options and Employee Stock Purchase Plan."

  All information concerning StorageTek contained in this Proxy
Statement/Prospectus has been supplied by StorageTek, and all information concerning Network Systems contained in this Proxy Statement/Prospectus has been supplied by Network Systems.

  THE STORAGETEK STOCK TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  This Proxy Statement/Prospectus is dated January 10, 1995 and is first being mailed to Network Systems' stockholders on or about January 10, 1995.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THE MATTERS DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY STORAGETEK OR NETWORK SYSTEMS. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF A PROXY, IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER OR PROXY SOLICITATION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF STORAGETEK OR NETWORK SYSTEMS SINCE THE DATE HEREOF OR THAT THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION

  StorageTek and Network Systems are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, file reports, proxy statements and other information with the SEC. The Registration Statement (including the exhibits thereto) as well as such reports, proxy statements and other information filed by each may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 75 Park Place, New York, New York 10007 and 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information filed by StorageTek also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Materials filed by Network Systems can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

  StorageTek has filed the Registration Statement with the SEC under the Securities Act with respect to the securities covered by this Proxy Statement/Prospectus. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are contained in or incorporated by reference as exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to StorageTek, Network Systems and the securities to be issued in the Merger, reference is made to the Registration Statement, including the exhibits filed or incorporated as a part thereof. Statements contained herein concerning the provisions of documents filed with, or incorporated by reference in, the Registration Statement as exhibits are necessarily summaries of such documents and each such statement is qualified in its entirety by reference to the copy of the applicable documents filed with the SEC.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents, which have been filed with the SEC pursuant to the Exchange Act, are incorporated herein by reference:

  STORAGETEK

    1.  Annual Report on Form 10-K for its fiscal year ended December 31,
        1993.

    2.  Quarterly Reports on Form 10-Q for its fiscal quarters ended April 1,
        1994, July 1, 1994 and   September 30, 1994.

    3.  The description of the StorageTek Stock contained in the registration
        statements on Form 8-A,   dated August 13, 1981, August 20, 1990 and
        February 8, 1993.

  NETWORK SYSTEMS

    1.  Annual Report on Form 10-K for its fiscal year ended December 31,
        1993.

    2.  Quarterly Reports on Form 10-Q for its fiscal quarters ended March
        31, June 30, and   September 30, 1994.

    3.  Current Reports on Form 8-K dated January 18, and August 17, 1994.

    4.  The description of the Network System Stock contained in the
        Registration Statement on   Form 8-A, as amended.

    5.  The description of the Rights contained in the Registration Statement
        on Form 8-A, as   amended.

  All documents and reports filed by StorageTek or Network Systems pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such documents or reports. All information appearing in this Proxy Statement/Prospectus or in any document incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference and should be read together with such information and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein (or in any subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement/Prospectus except as so modified or superseded.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE THEREIN, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY NETWORK SYSTEMS' STOCKHOLDER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST, WITH RESPECT TO DOCUMENTS RELATING TO STORAGETEK, TO CORPORATE COMMUNICATIONS, STORAGE TECHNOLOGY CORPORATION, 2270 SOUTH 88TH STREET, LOUISVILLE, COLORADO 80028-4310, TELEPHONE NUMBER (303) 673-5020 OR, WITH RESPECT TO DOCUMENTS RELATING TO NETWORK SYSTEMS, TO INVESTOR RELATIONS, NETWORK SYSTEMS CORPORATION, 7600 BOONE AVENUE NORTH, MINNEAPOLIS, MINNESOTA 55428, TELEPHONE NUMBER (612) 424-1649 or (800) 672-7670. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JANUARY 25, 1995.

                           PROXY STATEMENT/PROSPECTUS

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Available Information.....................................................   i
Information Incorporated by Reference.....................................   i
Summary...................................................................   1
  General Information.....................................................   1
  Special Meeting of Stockholders of Network Systems......................   1
  The Merger..............................................................   2
  Comparative Per Share Market Information................................   7
Introduction..............................................................  12
  General.................................................................  12
  Record Date; Voting Rights; Vote Required...............................  12
  Proxy Solicitation......................................................  13
The Merger................................................................  14
  General.................................................................  14
  Background of the Merger................................................  14
  Network Systems' Reasons for the Merger; Recommendation of Network Sys-
   tems' Board of Directors...............................................  16
  Opinion of Network Systems' Financial Advisor...........................  19
  StorageTek's Reasons for the Merger.....................................  23
  Exchange of Shares; Fractional Shares; Adjustment of Exchange Ratio.....  24
  No Appraisal Rights.....................................................  25
  Management of Network Systems after the Merger; Interests of Certain
   Persons in the Merger..................................................  25
  Treatment of Network Systems Options and Employee Stock Purchase Plan...  28
  Transactions Between StorageTek and Network Systems.....................  28
  Certain Federal Income Tax Consequences.................................  29
  Comparison of Stockholder Rights........................................  30
  Accounting Treatment....................................................  31
  Conditions for Merger and Other Provisions..............................  31
  No Solicitation.........................................................  32
  Merger and Consolidation Charges........................................  33
  Expenses; Topping Offer.................................................  33
  Regulatory Approvals....................................................  33
  Restrictions on Resale; Affiliate Agreements............................  33
  Operation Of Business Prior To Merger...................................  34
  Recent Developments of Network Systems..................................  34
Unaudited Pro Forma Condensed Combined Financial Statements...............  36
Experts...................................................................  44
Certain Legal Matters.....................................................  44
Adjournment of Meeting....................................................  44

Appendix A -- Restated Agreement and Plan of Merger, by and among Storage
           Technology Corporation, StorageTek Eagle Corporation and Network Systems Corporation, dated as of August 8, 1994, as amended on August 25, 1994 and September 9, 1994, and Restated on November 15, 1994
Appendix B --Opinion of Network Systems' Financial Advisor

                                    SUMMARY

  Certain significant matters discussed in this Proxy Statement/Prospectus are summarized below. This Summary is not intended to be complete and is qualified in all respects by reference to the more detailed information appearing, or incorporated by reference, in this Proxy Statement/Prospectus. Stockholders are urged to review carefully the entire Proxy Statement/Prospectus including the Appendices and the documents incorporated herein by reference.

GENERAL INFORMATION

  Storage Technology Corporation. StorageTek and its subsidiaries design, manufacture, market and service information storage and retrieval subsystems for high-performance and midrange computer systems, as well as computer networks. StorageTek's three principal product lines are serial access storage subsystems, random access storage subsystems and midrange computer products. Serial access storage subsystems include tape devices and automated library systems. Random access storage subsystem products include direct access storage devices ("DASD") using redundant arrays of inexpensive disks ("RAID") technology. Midrange computer products include serial access, random access and other products for the IBM AS/400 and other midrange systems. StorageTek also offers software and network communication products that expand applications for its library and random access products for efficient storage management and access.

  Storage Technology Corporation was incorporated in Delaware in 1969. Its principal executive offices are located at 2270 South 88th Street, Louisville, Colorado 80028-0001, and its telephone number is (303) 673-5151.

  Network Systems Corporation. Network Systems designs, manufactures, markets and services high-performance data communications systems. These products connect computer systems to other computers of the same or different manufacture, as well as to peripheral devices such as storage subsystems, printers and terminals. Network Systems also manufactures and markets fault tolerant hubs, bridges and routers that connect local area networks to each other and to wide area networks. Network Systems is a Delaware corporation. Its principal executive offices are located at 7600 Boone Avenue North, Minneapolis, Minnesota 55428, and its telephone number is (612) 424-4888.

  Merger Agreement. StorageTek, StorageTek Eagle Corporation, a Delaware corporation and a wholly-owned subsidiary of StorageTek ("Sub"), and Network Systems entered into a Restated Agreement and Plan of Merger, dated August 8, 1994, as amended on August 25, 1994 and September 9, 1994 and restated on November 15, 1994 (the "Merger Agreement"), a copy of which is attached hereto as Appendix A, providing for the Merger (the "Merger") of Sub into Network Systems. See "The Merger."

SPECIAL MEETING OF STOCKHOLDERS OF NETWORK SYSTEMS

  Date, Time and Place of the Meeting. A special meeting of stockholders of Network Systems is to be held on February 8, 1995 at 9:00 a.m., local time, at
           (the "Meeting").

  Purpose of the Meeting. To consider and vote upon a proposal to approve and adopt the Merger Agreement and, to the extent necessary, a proposal to adjourn the meeting to a later date to permit the solicitation of proxies.

  Record Date. Only holders of record of shares of Network Systems Stock at the close of business on January 6, 1995 (the "Record Date"), are entitled to
notice of and to vote at the Meeting. On that date,     shares of Network
Systems Stock were outstanding.

  Vote Required. Approval of the Merger requires the affirmative vote of the holders of a majority of the outstanding shares of Network Systems Stock, unless the Board of Directors of Network Systems withdraws its recommendation to vote in favor of the Merger, in which case an affirmative vote of 80% of the outstanding shares of Network Systems Stock is required. The presence, in person or by proxy, of the holders of a majority of the Network Systems Stock is necessary to constitute a quorum at the Meeting for purposes of the vote of the Network Systems Stock. All directors and executive officers and certain other stockholders of Network Systems have agreed to vote the shares of Network Systems Stock they hold for the approval of the Merger Agreement. These stockholders own an aggregate of 1,019,746 shares of Network Systems Stock (approximately 3% of the Network Systems Stock entitled to be voted at the Meeting). See "Introduction--Record Date; Voting Rights; Vote Required" and "The Merger--Management of Network Systems after the Merger; Interests of Certain Persons in the Merger."

THE MERGER

  General. At the Effective Time (as defined below), Sub will be merged into Network Systems, and each outstanding share of Network Systems Stock will be converted into 0.2618 shares of StorageTek Stock, subject to adjustment as set forth below (the "Exchange Ratio"). In addition, in connection with the Merger, the Network Systems Board of Directors has ordered the redemption of all Rights outstanding under Network Systems' Amended and Restated Rights Agreement, and holders of Network Systems common stock will also be entitled to receive from Network Systems an additional $.05 per share in cash at the effective time of the Merger in connection with the redemption of the Rights (the "Rights
Payment"). Based on the closing price of $    of StorageTek Stock on the New
York Stock Exchange ("NYSE") composite tape on January 6, 1995, the Exchange Ratio would have resulted in Network Systems stockholders receiving
approximately $    in market value of StorageTek Stock plus the Rights Payment for each share of Network Systems Stock, if the Merger had been effective on that date. Because the Exchange Ratio is fixed by the Merger Agreement and the market price of StorageTek Stock is subject to fluctuation, the market price of StorageTek Stock may increase or decrease prior to the Merger, thereby increasing or decreasing the market value of the shares of StorageTek Stock which Network Systems stockholders will receive in the Merger. If the average closing price of StorageTek Stock on the NYSE composite tape for the ten trading-day period ending two days prior to the Effective Time of the Merger (the "Average Price") is below $30.37 per share, Network Systems may terminate the Merger Agreement, unless StorageTek agrees to adjust the amount of StorageTek Stock or provide cash, or a combination of both, so that the aggregate value to be received for each share of Network Systems Stock is at least $7.95 (an "Adjustment to the Exchange Ratio"). For purposes of the foregoing calculation, the value of the StorageTek Stock shall be the Average Price. StorageTek does not presently intend to make an Adjustment to the Exchange Ratio if the Average Price for StorageTek for such period is below $30.37 per share and Network Systems notifies StorageTek of its intention to terminate the Merger Agreement. See "The Merger--Exchange of Shares; Fractional Shares; Adjustment of Exchange Ratio" and "--No Appraisal Rights."

  Exchange of Shares; Fractional Shares. If the Merger is consummated, the exchange of Network Systems Stock for shares of StorageTek Stock and the Rights Payment will be made upon surrender to American Stock Transfer & Trust Co., New York, New York, as exchange agent (the "Exchange Agent"), of certificates for the Network Systems Stock.

  Fractional shares of StorageTek Stock will not be issued. Instead, each Network Systems' stockholder will be paid cash equal to the fraction of a share of StorageTek Stock which such Network Systems stockholder would otherwise be entitled times the closing sales price of a share of StorageTek Stock as reported on the New York Stock Exchange composite tape on the business day two days prior to the date the Merger becomes effective.

  NETWORK SYSTEMS STOCKHOLDERS WILL BE PROVIDED WITH TRANSMITTAL FORMS NEEDED TO EXCHANGE THEIR SHARES PROMPTLY AFTER CONSUMMATION OF THE MERGER AND SHOULD NOT SURRENDER ANY SHARES AT THIS TIME. See "The Merger--Exchange of Shares; Fractional Shares; Adjustment of Exchange Ratio."

  Recommendation of Network Systems' Board of Directors.

  The Network Systems Board believes that the Merger is fair to and in the best interests of Network Systems and its stockholders and recommends that the stockholders of Network Systems vote FOR approval of the Merger Agreement. In reaching its conclusions to enter into the Merger Agreement and to recommend approval of the Merger Agreement by the Network Systems stockholders at and prior to the August 7 and 8, 1994 special meeting at which the Network Systems Board approved the Merger Agreement, the Board considered, among other things,
(i) the recent trends in the networking industry which the Network Systems Board determined were likely to result in a more competitive business environment with many of the key players significantly larger in size and scope of focus as compared to Network Systems; (ii) that Network Systems would benefit from the greater resources, broader product lines, larger installed base and economies of scale that a merger with a larger partner such as StorageTek could provide to meet the competitive challenges of the marketplace and to take advantage of an opportunity in the high-growth LAN switching and ATM markets; (iii) the strategic and operating synergies that would result from a merger with StorageTek; (iv) that as a result of the Merger, Network Systems would benefit from increased access to StorageTek's large customer base, increased credibility in the marketplace and a broader and higher level of contact with existing and potential customers; (v) the amount of consideration to be received by the stockholders of Network Systems and the fact that such consideration represented a premium over the market price of Network Systems Stock prevailing immediately prior to the announcement of the Merger; (vi) the expectation that the Merger would afford the Network Systems stockholders the opportunity to receive StorageTek Stock in a non-taxable transaction; (vii) the fact that the form of consideration to be received in the Merger would allow the stockholders of Network Systems to continue to share in potential growth or gains from an investment in Network Systems through the ownership of StorageTek Stock; (viii) the opinion of Needham that the consideration to be received in the Merger is fair, from a financial point of view, to the stockholders of Network Systems; and (ix) the fact that the structure of the Merger was not designed to exclude additional bona fide bids to acquire Network Systems. Although the price of StorageTek Stock is currently significantly below its level on the date on which the Network Systems Board approved the Merger Agreement, after further consideration of the Merger the Network Systems Board on January 5, 1995 unanimously reaffirmed its view that the Merger is fair to and in the best interests of Network Systems and its stockholders. In reaffirming its decision to enter into the Merger Agreement, the Board of Directors of Network Systems considered the various factors it had weighed in reaching its original decision concerning the Merger as well as, among other things: (i) that no other party has approached Network Systems or its advisors with a competing offer to acquire Network Systems, although the Merger was publicly announced in August 1994, (ii) based on Network Systems' operating results for the third quarter of 1994, the expected shortfall in both its revenues and earnings for the fourth quarter of 1994 and the prospects of Network Systems for 1995, the value of Network Systems as an independent entity is lower than the value immediately prior to the execution of the Merger Agreement on August 8, 1994, and (iii) considering the operating plans for Network Systems and StorageTek and the 1995 earnings prospects for both companies, the Network Systems Board of Directors believes that there is less risk and greater opportunity to the stockholders of Network Systems in receiving the Merger consideration than in continuing to own stock of Network Systems as an independent entity. In connection with its further review of the fairness of the Merger, the Network Systems Board of Directors received an updated opinion from Needham as to the fairness, from a financial point of view, to the Network Systems stockholders of the consideration to be received in the Merger. After the mailing of this Proxy Statement/Prospectus and prior to the Network Systems stockholder meeting called to consider the Merger, the Board of Network Systems will consider the fairness of the Merger to Network Systems and its stockholders in light of circumstances as they may change during this period and may seek an updated fairness opinion from Needham. In the event that the Network Systems Board, after the mailing of this proxy statement in the exercise of its fiduciary duties, determines that it must withdraw its recommendation and recommend against the approval of the Merger, it will communicate its changed recommendation to the Network Systems stockholders in supplemental proxy materials. See "The Merger--Network Systems' Reasons for the Merger; Recommendation of Network Systems' Board of Directors."

  Opinion of Network Systems' Financial Advisor.

  Needham & Company, Inc. ("Needham") was retained by Network Systems to render its opinion as to the fairness, from a financial point of view, to the Network Systems stockholders, of the consideration to be received in connection with the Merger. On August 7, 1994, at the meeting of the Network Systems Board of Directors at which the Board approved the Merger Agreement, Needham delivered its opinion, subsequently confirmed in writing, that the consideration to be received by the Network Systems stockholders pursuant to the Merger Agreement was fair to the Network Systems stockholders from a financial point of view. On January 5, 1995, Needham delivered to the Board of Directors its updated opinion that the consideration to be received by the Network Systems stockholders pursuant to the Merger Agreement is fair to the stockholders from a financial point of view. The full text of the written opinion of Needham is set forth as Appendix B to this Proxy Statement/Prospectus and should be read in its entirety. See "The Merger--Opinion of Network Systems' Financial Advisor."

  No Appraisal Rights. Under Delaware law, Network Systems stockholders will not be entitled to any appraisal or dissenter's rights in connection with the Merger. See "The Merger--No Appraisal Rights."

  Accounting Treatment. It is intended that the Merger qualify as a "pooling of interests" for accounting purposes. It is a condition to the obligation of StorageTek to consummate the Merger that StorageTek shall have received from its auditors, Price Waterhouse LLP, a letter confirming that the Merger, if consummated, can properly be accounted for as a "pooling of interests" in accordance with generally accepted accounting principles. While under the terms of the Merger Agreement StorageTek may waive this condition, it has no current intention of so doing. See "The Merger--Conditions for Merger and Other Provisions;" and "--Accounting Treatment."

  Certain Federal Income Tax Consequences. The Merger is expected to qualify as a tax-free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended. However, no ruling will be requested from the Internal Revenue Service (the "IRS") as to the federal income tax consequences of the Merger, and consummation of the Merger is not conditioned on the receipt of opinions from counsel as to such consequences. Further, cash received in lieu of fractional shares, pursuant to an Adjustment to the Exchange Ratio or in connection with the Rights Payment, will be taxable. Holders of Network Systems Stock should consult with their own tax advisors regarding the federal, state, local and foreign tax consequences of the Merger. See "The Merger--Certain Federal Income Tax Consequences."

  Management of Network Systems after the Merger; Interests of Certain Persons in the Merger. Following the Merger, Network Systems will be the surviving corporation and a wholly-owned subsidiary of StorageTek. Upon consummation of the Merger, the directors of Sub immediately prior to the Merger will be the initial directors of the surviving corporation and the officers of Network Systems immediately prior to the Merger will continue initially as the officers of the surviving corporation to the extent they elect to continue their employment with Network Systems. StorageTek, in consultation with senior officers of Network Systems, is currently reviewing the status of Network Systems' existing officers following the Merger. It is currently anticipated that the majority of these officers will continue their employment with Network Systems following the Merger. Each of the executive officers of Network Systems is party to an agreement that provides for certain payments and benefits if the employment of such executive officer is terminated involuntarily or by the executive officer for good reason following approval of the Merger Agreement by the stockholders of Network Systems. The Merger Agreement also provides that, upon satisfaction of certain conditions, for at least six years after the Effective Time, StorageTek shall indemnify, and advance expenses to the directors and executive officers of Network Systems to the full extent provided by applicable law and Network Systems' bylaws with respect to matters arising out of actions or omissions occurring on, or prior to, the Effective Time, including with respect to the Merger, and that StorageTek shall cause to be maintained in effect for not less than four years after the Effective Time the current policies of directors' and officers' liability insurance maintained by Network Systems and its subsidiaries. No directors or executive officers of either Network Systems or StorageTek will have any material interest in the Merger except (i) any interest arising from the ownership of securities of StorageTek or Network Systems, respectively, which interests are shared pro rata by all holders of the same class of securities, (ii) the interests of directors and executive officers of Network Systems in outstanding Network Systems stock options which will become exercisable in full upon approval of the Merger by the stockholders of Network Systems and which are to be assumed by StorageTek and become exercisable for StorageTek Stock, (iii) the payments and benefits to be received by executive officers under agreements if their employment with Network Systems is terminated, under certain circumstances, after the Merger, and (iv) the combination of indemnification and insurance for directors and executive officers after the Merger. See "The Merger--Management of Network Systems after the Merger; Interests of Certain Persons in the Merger" and "-- Treatment of Network Systems Options and Employee Stock Purchase Plan."

  Conditions to the Merger; Termination.

  By Either Party. The Merger Agreement may be terminated prior to the Effective Time (i) by mutual consent of StorageTek and Network Systems, or (ii) by either party if (a) there has been a material breach of any representation, warranty or covenant set forth in the Merger Agreement by the other party and such breach has made it impossible to satisfy the conditions to the Merger which have not been waived, (b) the Merger has not been consummated on or before February 28, 1995, other than due to a breach by the terminating party,
(c) any court or governmental entity shall have prohibited consummation of the Merger Agreement or the transactions contemplated in connection therewith, or
(d) the required approval of the stockholders of Network Systems is not received at its stockholders' meeting.

  By Network Systems. Network Systems may terminate the Merger Agreement prior to the Effective Time (i) if the Average Price of StorageTek Stock, for the ten trading day period ending two trading days prior to the Effective Time, is less than $30.37 per share, and StorageTek does not agree to make an Adjustment to the Exchange Ratio (a "Market Out") or (ii) the Board of Directors of Network Systems exercises its right to accept a "Topping Offer" from a third party (as defined below). StorageTek does not presently intend to make an Adjustment to the Exchange Ratio if the Average Price for StorageTek Stock for such period is below $30.37 per share and Network Systems notifies StorageTek of its intention to terminate the Merger Agreement.

  See "The Merger--Conditions for Merger and Other Provisions," "--Exchange of Shares; Fractional Shares; Adjustment of Exchange Ratio" and "--Expenses; Topping Offer."

  Fees and Expenses. If (i) the obligation to consummate the Merger is terminated pursuant to the Merger Agreement; (ii) Network Systems has engaged in any negotiations with a third party for any type of acquisition proposal, merger or stock sale relating to Network Systems during the period beginning February 22, 1994 and ending on the date of the termination specified in (i); and (iii) Network Systems completes a transaction with a third party which was initiated prior to six months after the date of such termination, and when combined with any dividends or distributions declared after August 8, 1994, and the value of any rights retained by holders of Network Systems Stock, yields more than $10.00 of value to holders of Network Systems Stock (a "Topping Offer"), then Network Systems will pay StorageTek a fee of $16 million and reimburse it for all reasonable expenses and fees incurred in connection with the Merger.

  In addition, if Network Systems terminates the obligation to consummate the Merger because of a Market Out, Network Systems will pay StorageTek a fee of $5 million. In all other circumstances, the parties have agreed that each party incurring expenses in connection with the Merger shall pay the respective expenses incurred by them. See "The Merger--Expenses; Topping Offer."

  No Solicitation. Network Systems will not directly or indirectly solicit, encourage or, except as may be necessary to fulfill the fiduciary duties of the directors of Network Systems, recommend the approval of any offer from, or provide any confidential information to, any entity other than StorageTek relating to the acquisition of Network Systems. If the Board of Directors of Network Systems receives a bona fide offer and determines, in the exercise of its fiduciary duty, that such offer will result in a transaction more favorable to the Network Systems stockholders from a financial point of view than the transaction contemplated by the Merger Agreement and StorageTek does not make, within seven business days after receiving notice of such offer, an offer that Network Systems deems is superior to such offer, Network Systems may terminate the Merger Agreement and pay to StorageTek a fee of $16 million plus reimburse StorageTek for all of its expenses. Network Systems agreed to promptly notify StorageTek of any such bona fide offer. See "The Merger--No Solicitation."

  Effective Time of the Merger. If the Merger Agreement is approved and adopted at the Meeting, and all other conditions to the Merger have been met or waived, the parties expect the Merger to be effective on the day of the Meeting or shortly thereafter upon the filing of a Certificate of Merger with the Delaware Secretary of State. The time of such filing is referred to in this Proxy Statement/Prospectus as the "Effective Time."

  Merger and Consolidation Charges. One-time merger and consolidation charges of between $6 and $8 million are expected to be recognized at the time the merger is consummated. These one-time charges may have a material impact on the results of operations in the quarter the merger is consummated, however, the charges are not expected to materially impact StorageTek's liquidity. See "Unaudited Pro Forma Condensed Combined Financial Statements."

  Agreement to Vote in Favor of Merger. As an inducement to StorageTek's execution of the Merger Agreement, certain directors, executive officers and stockholders of Network Systems entered into agreements with StorageTek pursuant to which they will vote in favor of the Merger, unless the Network Systems Board of Directors withdraws its recommendation that stockholders vote in favor of the Merger or the Merger Agreement is terminated. These stockholders have the right to vote 1,019,746 shares of Network Systems Stock (approximately 3% of the votes entitled to be cast at the Meeting). See "Introduction--Record Date; Voting Rights; Vote Required" and "The Merger-- Management of Network Systems After the Merger; Interests of Certain Persons in the Merger."

  Treatment of Network Systems Options and Employee Stock Purchase Plan. As of the Record Date, there were outstanding under the 1989 Long-Term Stock Incentive Plan, the 1988 Non-Employee Director Stock Option Plan, the 1993 Non-Employee Director Stock Option Plan, the Key Employees 1981 Non-qualified Stock Option Plan and the Key Employees 1980 Stock Option Plan (collectively, the "Option Plans"), stock options to purchase an aggregate of 2,009,172 shares of Network Systems Stock ("Options"). The vesting of the Options will accelerate upon consummation of the transactions contemplated by the Merger Agreement and, to the extent not exercised prior to the Effective Time, will be exercisable for that number of shares of StorageTek Stock (with fractions rounded up to the nearest full share) equal to the number of shares of Network Systems Stock issuable with respect to the Option multiplied by the Exchange Ratio, at an exercise price equal to the exercise price of the Option divided by the Exchange Ratio. Also, each participant in the Network Systems 1989 Employee Stock Purchase Plan (the "Stock Purchase Plan") will have the right as of March 31, 1995, to purchase shares of StorageTek Stock pursuant to the terms of the Stock Purchase Plan (by crediting amounts in each participant's individual account under the Stock Purchase Plan) at the lesser of 85% of (a) $24.35 (the fair market value of one share of Network Systems Stock on April 1, 1994, divided by the Exchange Ratio), and (b) the fair market value of one share of StorageTek Stock on March 31, 1995. As of the Record Date, there were aggregate individual contributions under the Stock Purchase Plan to purchase 37,336 shares of Network Systems Stock (using a purchase price based on the fair market value of Network Systems Stock on April 1, 1994).

  Except as modified by the provisions described above, the Option Plans and Stock Purchase Plan shall each remain in full force and effect following the Effective Time, although StorageTek does not presently intend to grant any further options pursuant to the Option Plans and intends to terminate the Stock Purchase Plan on or about April 1, 1995. It is expected that employees of Network Systems will be eligible to participate in the option plans and employee stock purchase plan that StorageTek may from time to time make available to employees of StorageTek and its subsidiaries. See "The Merger-- Treatment of Network Systems Options and Employee Stock Purchase Plan."

  Regulatory Approvals. On September 12, 1994, StorageTek and Network Systems each filed a notification and report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") with the Federal Trade Commission and the Antitrust Division of the Department of Justice. The applicable waiting period under the HSR Act expired on October 12, 1994. See "The Merger--Regulatory Approvals." Neither StorageTek nor Network Systems is aware of any other governmental or regulatory approval required for consummation of the Merger, other than compliance with applicable securities laws.

COMPARATIVE PER SHARE MARKET INFORMATION

  StorageTek Stock is traded on the New York Stock Exchange ("NYSE") under the symbol STK. Network Systems Stock is traded on the NASDAQ National Market System ("NMS") under the symbol NSCO. The table below reflects the high and low closing sales prices of StorageTek Stock on the NYSE composite tape as reported by The Wall Street Journal (Western Edition) for the periods indicated and the highest bid and lowest asked prices for Network Systems Stock as reported on the NMS.

                                                   STORAGETEK        NETWORK
                                                      STOCK       SYSTEMS STOCK
                                                 --------------- ---------------
                                                  HIGH     LOW    HIGH     LOW
                                                 ------- ------- ------- -------
FISCAL YEAR ENDING DECEMBER 1994
  1st Quarter................................... $40.625 $31.250 $ 9.375 $ 7.375
  2nd Quarter...................................  34.125  25.125   8.000   6.375
  3rd Quarter...................................  39.000  28.750   9.125   6.688
  4th Quarter...................................  31.000  26.625   7.875   6.453
FISCAL YEAR ENDING DECEMBER 1993
  1st Quarter................................... $27.250 $18.625 $13.500 $ 9.875
  2nd Quarter...................................  44.000  23.375  10.500   8.125
  3rd Quarter...................................  41.125  24.500   9.875   6.875
  4th Quarter...................................  33.625  25.000   9.375   7.500
FISCAL YEAR ENDING DECEMBER 1992
  1st Quarter................................... $76.625 $39.625 $20.000 $12.250
  2nd Quarter...................................  63.125  29.125  13.250   8.500
  3rd Quarter...................................  37.625  26.625  13.000   9.625
  4th Quarter...................................  32.000  19.625  15.750  10.250

  On August 8, 1994, the business day prior to the public announcement of the execution of the Merger Agreement, the reported closing sale price per share of StorageTek Stock on the NYSE composite tape was $39.00, and the closing price per share of Network Systems Stock, as reported by the NMS, was $8.25. Based on these prices, the Exchange Ratio would have resulted in Network Systems' stockholders receiving approximately $10.21 in market value of StorageTek Stock (plus the Rights Payment of $.05) for each share of Network Systems Stock.

  On January 6, 1995, two trading day prior to the date of this Proxy Statement/Prospectus, the reported closing sale price of StorageTek Stock on
the NYSE composite tape was $    per share and the closing price per share of
Network Systems Stock as reported by the NMS was $    per share. Based on these
prices, the Exchange Ratio would have resulted in Network Systems' stockholders
receiving approximately $    in market value of StorageTek Stock (plus the
Rights Payment of $.05) for each share of Network Systems Stock.

  Stockholders are advised to obtain current market quotations for StorageTek Stock and Network Systems Stock. No assurance can be given as to the market price of StorageTek Stock or Network Systems Stock at the Effective Time.

  Neither StorageTek nor Network Systems has paid any cash dividends on its common stock and StorageTek currently plans to continue to retain earnings for use in its business.

  Comparison of Stockholder Rights. Both StorageTek and Network Systems are Delaware corporations which do not provide for preemptive rights or cumulative voting. Network Systems' Certificate of Incorporation, unlike StorageTek's Certificate of Incorporation, provides for a staggered board of directors, does not allow shareholders to call a special meeting of shareholders and contains provisions requiring supermajority approval of certain transactions.

RECENT DEVELOPMENTS OF NETWORK SYSTEMS

  On December 19, 1994, Network System's Board of Directors approved an expense reduction plan in an effort to reduce costs to a level supportable by anticipated revenues. The plan is expected to result in a charge during the fourth quarter of 1994 to product costs; research and development costs; and selling, general and administrative costs aggregating up to $8 million. Network Systems expects to carry out this expense reduction plan regardless of whether the contemplated merger with Storage Technology Corporation proceeds.

  The significant components of the expected fourth quarter charge include an accrual of approximately $2.5 million for the severance of approximately 140 employees; an accrual of approximately $1.9 million for future lease commitments, net of estimated future sublease rental income, associated with excess lease space; a writedown of approximately $2.4 million associated with equipment, leasehold improvements and repair parts to be abandoned and $0.3 million of other miscellaneous exit costs. Net assets will be correspondingly reduced by $7.1 million as of December 31, 1994.

  The plan is expected to result in reduced operating expenses of approximately $8.9 million in 1995 consisting of reduced payroll, lease and depreciation expense of $7.1 million, $1.3 million and $0.5 million, respectively. The plan is expected to result in reduced operating expenses of $9.5 million in 1996 consisting of reduced payroll, lease and depreciation expense of $7.7 million, $1.3 million and $0.5 million, respectively.

  The majority of the $2.5 million of severance accruals are expected to be paid during the first quarter of 1995. With respect to the expected long-term effects of the expense reduction plan on Network System's cash flows, the plan is expected to result in cash savings of approximately $4.6 million and $7.7 million in 1995 and 1996, respectively, principally in the form of reduced payroll, net of the estimated severance payments.

  The above estimates of expense reductions and cash savings are estimates based on the available information and certain assumptions that Network Systems believes are reasonable in the circumstances. There can be no assurance, however, that these savings can be achieved.

  StorageTek has reviewed the expense reduction plan as outlined in Network System's Form 8-K and does not anticipate this plan will have a material effect on the combined companies' financial position, results of operations, or liquidity subsequent to consummation of the Merger.

              SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

  The following selected unaudited pro forma combined financial data has been derived using the historical consolidated financial statements of StorageTek and of Network Systems incorporated by reference herein. This unaudited pro forma combined financial data gives effect to the Merger pursuant to the Merger Agreement under the pooling of interests method of accounting and assumes the Merger occurred on the first day of the earliest period presented. This unaudited pro forma combined financial data is provided for comparative purposes only and does not purport to be indicative of the results which actually would have been obtained if the Merger had been effected for the periods indicated or results which may be obtained in the future.

  This unaudited pro forma combined financial data should be read in conjunction with the historical consolidated financial statements of StorageTek and Network Systems, and notes thereto, and the Unaudited Pro Forma Condensed Combined Financial Statements, and notes thereto, included elsewhere herein.

                               NINE MONTHS
                             ENDED SEPTEMBER            YEAR ENDED DECEMBER
                          ---------------------   ------------------------------------
                             1994       1993         1993         1992         1991
                          ---------- ----------   ----------   ----------   ----------
                                 (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Revenue.................  $1,288,854 $1,159,013   $1,617,691   $1,774,325   $1,807,541
Income (loss) before ac-
 counting change........      17,336   (114,525)*   (121,461)*    (33,242)*     98,364*
Earnings (loss) per com-
 mon share, before ac-
 counting change:
 Combined per StorageTek
  common share (a)......        0.16      (2.40)       (2.59)       (0.66)        1.99
 Combined per Network
  Systems Stock
  equivalent (b)........        0.04      (0.63)       (0.68)       (0.17)        0.52
BALANCE SHEET DATA:
Total assets............   2,105,327  2,034,506    2,064,851    2,011,007    2,055,897
Total debt..............     501,460    434,709      469,490      477,747      514,089
Book value per common
 share:
 Combined per StorageTek
  common share (a)......       20.56                   20.52
 Combined per Network
  Systems Stock
  equivalent (b)........        5.38                    5.37

                                                   QUARTER ENDED
                          ----------------------------------------------------------------------
                                     1994                              1993
                          ---------------------------  -----------------------------------------
                          SEPTEMBER   JUNE    MARCH    DECEMBER   SEPTEMBER     JUNE     MARCH
                          --------- -------- --------  --------   ---------   --------  --------
                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Revenue.................  $469,562  $421,104 $398,188  $458,678   $ 352,581   $409,948  $396,484
Income (loss) before ac-
 counting change........    18,644    15,720  (17,028)   (6,936)*  (122,599)*   (2,044)   10,118
Earnings (loss) per
 common share, before
 accounting change:
 Combined per StorageTek
  common share (a)......      0.30      0.24    (0.39)    (0.20)      (2.48)     (0.10)     0.18
 Combined per Network
  Systems Stock
  equivalent (b)........      0.08      0.06    (0.10)    (0.05)      (0.65)     (0.03)     0.05

- --------
* In 1993, 1992 and 1991, restructuring, acquisition, and acquired research and development costs of $90,414,000, $60,310,000 and $5,104,000, respectively, were recognized on a combined basis.

                See additional Notes to Selected Financial Data.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The following unaudited selected historical financial data has been derived using the historical consolidated financial statements of StorageTek and Network Systems incorporated by reference herein. This unaudited historical financial data should be read in conjunction with the historical consolidated financial statements of StorageTek and Network Systems, and notes thereto.

                                   STORAGETEK

                               NINE MONTHS
                             ENDED SEPTEMBER                         YEAR ENDED DECEMBER
                          ---------------------     --------------------------------------------------------------
                             1994       1993           1993           1992       1991        1990          1989
                          ---------- ----------     ----------     ---------- ----------  ----------    ----------
                                            (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Revenue.................. $1,108,813 $1,004,553     $1,404,752     $1,550,945 $1,619,520  $1,594,804    $1,339,982
Income (loss) before
 extraordinary items and
 accounting change.......     13,325   (124,141)*     (117,796)*        9,334     89,812*     95,384        56,345
Net income (loss)........     13,325    (84,141)(c)    (77,796)(c)      9,334     89,812      94,080(d)     67,645(e)
EARNINGS (LOSS) PER COM-
 MON SHARE:
 Income (loss) before
  extraordinary items and
  accounting change......       0.10      (3.06)         (2.98)          0.22       2.17        2.63          1.85
 Net income (loss).......       0.10      (2.13)         (2.05)          0.22       2.17        2.59          2.22
BALANCE SHEET DATA:
Total assets.............  1,841,531  1,768,426      1,793,009      1,739,043  1,735,651   1,489,407     1,259,107
Total debt...............    500,460    433,709        468,490        476,747    511,230     574,496       559,354
Book value per common
 share...................      19.70      19.50          19.62          21.79      21.50       17.69         14.60

                                                   QUARTER ENDED
                          --------------------------------------------------------------------
                                     1994                              1994
                          ---------------------------  ---------------------------------------
                          SEPTEMBER   JUNE    MARCH    DECEMBER SEPTEMBER     JUNE     MARCH
                          --------- -------- --------  -------- ---------   --------  --------
                                      (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Revenue.................  $412,274  $360,916 $335,623  $400,199 $307,058    $358,503  $338,992
Income (loss) before
 extraordinary items and
 accounting change......    18,550    14,363  (19,588)    6,345 (122,877)*    (5,281)    4,017
Net income (loss).......    18,550    14,363  (19,588)    6,345 (122,877)     (5,281)   44,017(c)
EARNINGS (LOSS) PER COM-
 MON SHARE:
 Income (loss) before
  extraordinary items
  and accounting change.      0.35      0.26    (0.52)     0.08    (2.94)      (0.19)     0.08
 Net income (loss)......      0.35      0.26    (0.52)     0.08    (2.94)      (0.19)     1.00

- --------
* In 1993 and 1991, StorageTek recognized restructuring and other charges of $74,772,000 and $5,104,000, respectively.

                See additional Notes to Selected Financial Data.

                                NETWORK SYSTEMS

                            NINE MONTHS
                          ENDED SEPTEMBER              YEAR ENDED DECEMBER
                         ----------------- -----------------------------------------------
                           1994     1993     1993      1992       1991     1990     1989
                         -------- -------- --------  --------   -------- -------- --------
                                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Revenue................. $176,426 $148,448 $215,558  $219,118   $198,728 $163,638 $144,789
Net income (loss).......    2,705    7,284    2,207*  (39,674)*   15,214   21,973   17,327
Earnings (loss) per
 common share...........     0.09     0.24     0.07     (1.31)      0.50     0.74     0.59
BALANCE SHEET DATA:
Total assets............  295,821  284,223  305,481   293,425    342,811  293,268  263,500
Total debt..............    1,000    1,000    1,000     1,000      2,859    2,892    2,923
Book value per common
 share..................     7.65     7.69     7.52      7.57       9.09     8.38     7.53

                                                QUARTER ENDED
                         --------------------------------------------------------------
                                   1994                           1993
                         ------------------------- ------------------------------------
                         SEPTEMBER  JUNE    MARCH  DECEMBER   SEPTEMBER  JUNE    MARCH
                         --------- ------- ------- --------   --------- ------- -------
                                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA:
Revenue.................  $58,024  $60,088 $58,314 $67,110     $53,340  $49,061 $46,047
Net income (loss).......      106    1,400   1,199  (5,077)*     2,578    2,314   2,392
Earnings (loss) per
 common share...........     0.00     0.05    0.04   (0.17)       0.09     0.08    0.08

- --------
* Network Systems recognized acquisition, restructuring, and acquired research and development costs in 1993 and 1992 of $15,642,000 and $60,310,000, respectively.

                     NOTES TO SELECTED FINANCIAL DATA

(a) The Combined per StorageTek common share amounts have been derived from the historical consolidated financial statements of StorageTek and Network Systems, incorporated by reference herein, and give effect to the Merger under the pooling of interests method of accounting as if the Merger occurred on the first day of the earliest period presented with 0.2618 shares of StorageTek common stock issued for each share of Network Systems Stock.

(b) Reflects the Combined per StorageTek common share amounts multiplied by the exchange ratio of 0.2618.

(c) Effective as of the beginning of fiscal 1993, StorageTek changed its method of accounting for income taxes to comply with the provisions of Statement of Financial Accounting Standards No. 109. A one-time benefit of $40,000,000 was recognized in the first quarter of 1993 as a result of the adoption of the new income tax accounting standard on a prospective basis.

(d) In 1990, StorageTek recognized a net charge of $1,304,000 associated with the redemption and repurchase of debentures.

(e) In 1989, StorageTek recognized an extraordinary gain of $11,300,000 from the liquidation of its wholly-owned subsidiary, Storage Technology Products, B.V.

                                  INTRODUCTION

GENERAL

  This Proxy Statement/Prospectus is being furnished to stockholders of Network Systems in connection with the solicitation by the Board of Directors of Network Systems of proxies for use at a special meeting of the stockholders of Network Systems to be held on February 8, 1995, at 9:00 a.m., local time, at
the offices of         , and at any adjournments or postponements thereof (the
"Meeting").

  The Meeting has been called to consider and vote upon the Merger Agreement, which sets forth the terms and conditions of the Merger, and the transactions contemplated thereby. If the proposed Merger is consummated, each outstanding share of Network Systems Stock will be converted into 0.2618 shares of StorageTek Stock. In addition, in connection with the Merger, the Network Systems Board of Directors has ordered the redemption of all Rights outstanding under Network Systems' Amended and Restated Rights Agreement, and holders of Network Systems Stock will also be entitled to receive from Network Systems the Rights Payment consisting of an additional $.05 per share in cash at the Effective Time of the Merger. Because the Exchange Ratio is fixed and will not increase or decrease by reason of fluctuations in the market price of StorageTek Stock, the value realized by Network Systems stockholders in connection with the Merger will depend on the market price of StorageTek Stock at the Effective Time. See "The Merger--Exchange of Shares; Fractional Shares; Adjustment of Exchange Ratio." A copy of the Merger Agreement is attached hereto as Appendix A.

  The Board of Directors of Network Systems has approved the Merger. The Board of Directors of StorageTek also has approved the Merger and the issuance of shares of StorageTek common stock in the Merger. See "The Merger--Background of the Merger." Applicable Delaware law does not require that StorageTek stockholders approve the Merger and no such approval is being sought. StorageTek, as the sole shareholder of the Sub, has approved the Merger.

  This Proxy Statement/Prospectus is first being mailed to Network Systems stockholders on or about January 10, 1995.

RECORD DATE; VOTING RIGHTS; VOTE REQUIRED

  The close of business on January 6, 1995 (the "Record Date") has been fixed as the record date for determination of the holders of Network Systems Stock who are entitled to notice of, and to vote at, the Meeting. As of the Record
Date, there were     shares of Network Systems Stock outstanding. The holders
of record on the Record Date of shares of Network Systems Stock are entitled to one vote per share on each matter submitted to a vote at the Meeting. The presence at the Meeting in person or by proxy of the holders of a majority of
the outstanding shares of Network Systems Stock entitled to vote (    shares as
of the Record Date) shall constitute a quorum for the transaction of business. In general, shares of Network Systems Stock represented by a properly signed and returned proxy card will be treated as shares present at the Meeting for purposes of determining a quorum, without regard to whether the card reflects an abstention (or is left blank) or reflects a "broker non-vote" on a matter (i.e., a card returned by a broker on behalf of its beneficial owner customer that is not voted on a particular matter because voting instructions have not been received and the broker has no discretionary authority to vote).

  The proposal to adjourn the Meeting to a later date in the event that an insufficient number of shares of Network Systems Stock is present at the Meeting requires the approval of a majority of the shares voting in person or by proxy on that proposal. The affirmative vote of the holders of a majority of the outstanding shares of Network Systems Stock is required for approval and adoption of the Merger, unless the Board of Directors of Network Systems withdraws its recommendation to vote for the approval of the Merger Agreement, in which case an affirmative vote of 80% of the outstanding Network Systems Stock is required. Shares voted as abstaining on either of these proposals will be treated as voting shares that were not cast in favor of the proposal, and thus will be counted as votes against the particular proposal. Shares represented by a proxy card including any broker non-vote on a proposal will be treated as shares not voting on that proposal. For the proposal to adjourn the Meeting in the event a sufficient number of shares of Network Systems Stock is not present, such shares will not be counted in determining whether the matter has been approved, while for the proposal to approve the Merger Agreement, broker non-votes will have the effect of a vote against the proposal.

  All directors and executive officers and certain other stockholders of Network Systems have entered into agreements by which they have agreed to vote for the adoption and approval of the Merger Agreement. These stockholders own 1,019,746 shares of Network Systems Stock (approximately 3% of the Network Systems Stock entitled to be voted at the Meeting). See "The Merger--Management of Network Systems after the Merger; Interests of Certain Persons in the Merger."

PROXY SOLICITATION

  All properly completed proxies received at or prior to the Meeting and which have not been revoked will be voted at the Meeting in accordance with the instructions contained therein. Proxies solicited by the Board of Directors of Network Systems which contain no instructions regarding the proposal specified in the form of proxy will be voted FOR the approval and adoption of the Merger Agreement. Execution and delivery of a proxy will not prevent a stockholder from attending the Meeting and voting in person. A stockholder who has executed and returned the enclosed proxy may revoke it at any time before it is voted, but only by executing and returning a proxy bearing a later date, by giving written notice of revocation to the Secretary of Network Systems bearing a later date than the proxy, or by attending the Meeting and voting in person. Attendance at the Meeting will not by itself revoke the proxy. Certain directors, executive officers and other stockholders of Network Systems have agreed to vote the shares of Network Systems Stock they hold in favor of the Merger. See "The Merger--Management of Network Systems after the Merger; Interests of Certain Persons in the Merger."

  The cost of solicitation of the holders of Network Systems Stock will be paid by Network Systems. In addition to the solicitation of proxies by use of mail, the directors, officers and employees of Network Systems may solicit proxies personally or by telephone, telegraph or facsimile transmission. Such directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Network Systems has retained Morrow & Co., Inc. to assist in the solicitation of proxies at a cost to Network Systems of approximately $15,000 plus customary expenses.

                                   THE MERGER

  The description of the Merger Agreement and related documents set forth below does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Appendix A to this Proxy Statement/Prospectus and incorporated herein by this reference.

GENERAL

  Network Systems will be the corporation surviving the Merger as a wholly-owned subsidiary of StorageTek, and will continue to hold and own all of its properties and assets. As a result of the Merger, the stockholders of Network Systems, a Delaware corporation, will become stockholders of StorageTek, a Delaware corporation.

BACKGROUND OF THE MERGER

  In 1992, Network Systems and StorageTek initiated a strategic alliance to develop and market products to attach mainframe-class storage devices to networked computing environments (see "The Merger--Transactions Between StorageTek and Network Systems"). The evolution of the marketplace towards client-server computing has made this alliance increasingly relevant and important to both companies' business strategies.

  In February 1994, Ryal R. Poppa, Chairman and Chief Executive Officer of StorageTek, contacted Lyle Altman, Chairman of Network Systems, to discuss strengthening the relationship between StorageTek and Network Systems. Several possible actions were discussed, including a possible merger of the two companies. In early March 1994, senior executive officers of StorageTek and senior executive officers of Network Systems held a number of exploratory discussions with respect to the possibility of some type of further business relationship between Network Systems and StorageTek.

  On March 14, 1994, StorageTek and Network Systems entered into a non-disclosure agreement to facilitate the exchange of information necessary to further explore a possible transaction involving the two companies. On March 17, 1994, officers of Network Systems and StorageTek met in Minneapolis, Minnesota to discuss the exchange of information. From that time through early June 1994, senior executive officers of Network Systems and StorageTek continued their preliminary discussions with respect to a possible further business relationship and began the process of gathering and exchanging information. In conducting its preliminary investigation concerning Network Systems, StorageTek was assisted by independent consultants and was advised by Salomon Brothers Inc. ("Salomon Brothers").

  On April 28, 1994, the Board of Directors of Network Systems authorized the hiring of an investment banker to assist in valuing Network Systems and its business segments, advise Network Systems on the values that could be realized in a merger or sale of the company at this time and to formulate Network Systems' alternatives for increasing long-term stockholder value. On May 25, 1994, Network Systems retained Needham as its exclusive financial advisor in connection with the possible merger of Network Systems with StorageTek or others.

  On May 24, 1994, during a regularly scheduled Board of Directors meeting, StorageTek's Board of Directors were briefed on management's preliminary due diligence findings and considered various alternatives, including internal development, joint ventures or acquisitions, to accelerate StorageTek's entry into the market with advanced network-attached storage solutions. StorageTek's Board instructed management, in coordination with the Board's Finance and Acquisition Committee, to continue its investigation and to develop a plan for comprehensive evaluation of a possible merger with Network Systems.

  On June 10, 1994, the Network Systems Board of Directors met to consider the question of whether to proceed with negotiations of a possible merger transaction with StorageTek or another partner. After a presentation by management and Network Systems' financial and legal advisors, the Network Systems Board of Directors determined to continue discussions with StorageTek and to consider the level of interest in Network Systems from other potential acquirors.

  From June 10, 1994, through mid-July 1994, discussions continued between executives of Network Systems and StorageTek, as well as their respective financial advisors, concerning various business, financial and legal considerations, including preliminary terms of a proposed business combination, regulatory approvals, operational and technology issues, retention of management and treatment of benefit plans. On July 1, the Finance and Acquisition Committee of StorageTek's Board of Directors held a special meeting to discuss and evaluate the ongoing process and to consider the transaction in general. The Committee authorized management to complete its investigation of Network Systems and to formally retain Salomon Brothers as its exclusive financial advisor with respect to the transaction.

  On July 20, 1994, the Network Systems Board of Directors again met to consider the question of whether to remain independent or, alternatively, to proceed with a merger transaction with StorageTek or another partner. Also, the Network Systems Board of Directors and senior executives met with senior executives of StorageTek, at StorageTek's offices, and received from them a briefing on StorageTek's operations, finances and strategy. After a presentation by management and Needham, the Board of Directors of Network Systems authorized senior management to continue their discussions with StorageTek in order to determine potential terms on which StorageTek would be interested in merging with Network Systems. Over the following two weeks, at the direction of the Board of Directors and senior management of Network Systems, Needham held numerous discussions with Salomon Brothers regarding possible terms on which StorageTek would be interested in merging with Network Systems.

  On July 26 and 27, 1994, StorageTek's management presented its findings concerning the business and prospects of Network Systems to its Board of Directors and StorageTek's Board of Directors met with senior executives of Network Systems and received from them a briefing on Network Systems' operations, finances and strategy. Also, at this meeting Salomon Brothers made a presentation to StorageTek's Board of Directors regarding valuation and transaction structuring issues. At the conclusion of the meeting, the StorageTek Board of Directors authorized management to work with Salomon Brothers in negotiations with Network Systems and Needham to determine whether mutually agreeable terms could be reached. Although initial terms suggested by Salomon Brothers to Needham were rejected by the Network Systems' Board on August 2, 1994, Network Systems' Board authorized Needham to continue negotiations with Salomon Brothers to obtain acceptable terms. Following further discussions between Salomon Brothers and Needham, senior management of Network Systems and senior management of StorageTek agreed to meet in Denver in order to continue the negotiations while beginning to prepare the necessary documentation for a transaction. From August 4, through August 6, 1994, the companies' senior management, together with their financial and legal advisors, continued discussions in Denver regarding the price and structure of a proposed merger and negotiated the terms of a definitive merger agreement and related documents. As a result of these discussions and negotiations, the parties agreed to an exchange ratio of 0.2618 along with a redemption by Network Systems of its poison pill rights for $.05 per right.

  On August 6, 1994, StorageTek's Board of Directors held a special meeting to consider terms of the proposed merger. At this meeting, senior management of StorageTek, legal counsel and Salomon Brothers reviewed with the Board the status of negotiations with Network Systems, the status of ongoing due diligence, and the potential impact of a merger on StorageTek's business, finances, and stockholders. During this meeting, Salomon Brothers rendered an oral opinion (which was subsequently confirmed in writing) as to the fairness of the proposed merger from a financial point of view to StorageTek's stockholders. StorageTek's Board of Directors authorized management and the company's financial and legal advisors to continue negotiations. Further negotiations ensued between StorageTek and Network Systems (including their respective legal and financial advisors).

  On August 7, 1994, a meeting of the Finance and Acquisition Committee of StorageTek's Board met again to consider the proposed merger and to comment on the terms of the Merger Agreement. Later that day, the Finance and Acquisition Committee recommended that StorageTek's full Board approve the transaction, and StorageTek's Board of Directors approved the Merger Agreement on August 7, 1994.

  On August 7, 1994, a special meeting of the Board of Directors of Network Systems was also convened to consider the proposed Merger Agreement. At this meeting, senior management discussed with the Network Systems' Board the negotiations that had led to the proposal, the status of the due diligence review of the business of StorageTek, and the benefits to Network Systems and its stockholders from the proposed combination. Needham discussed the financial aspects of the proposed business combination and the procedures that it had undertaken and would continue to undertake to evaluate the proposal from a financial point of view and addressed questions from the Network Systems' Board members. Legal counsel made a presentation regarding the structure of the proposed transaction and the negotiations surrounding the drafting of the Merger Agreement. At the conclusion of its presentation, Needham delivered its oral opinion (which it subsequently confirmed in writing) to the effect that, as of such date, the consideration to be received by the Network Systems stockholders pursuant to the Merger Agreement was fair to the stockholders of Network Systems from a financial point of view. Following considerable further discussion of the terms of the proposed transaction, including the exchange ratio, the Board of Directors of Network Systems unanimously approved the Merger Agreement, subject to the resolution of certain remaining issues.

  On August 8, 1994, senior management of Network Systems and StorageTek further negotiated these remaining issues, after which Network Systems' Board and a special Merger Agreement Committee of the StorageTek Board held telephonic meetings to consider and discuss the resolution of these issues, and, after discussion and review with their respective financial and legal advisors, both Network Systems' Board and the Merger Agreement Committee of StorageTek's Board approved the recommended resolution of the remaining issues and authorized the executive officers of their respective companies to finalize and execute the Merger Agreement.

  On August 8, 1994, Network Systems and StorageTek executed the Agreement and Plan of Merger, which was amended on August 25, 1994 and September 9, 1994 to extend certain deadlines set forth for certain conditions and clarify certain matters.

NETWORK SYSTEMS' REASONS FOR THE MERGER; RECOMMENDATION OF NETWORK SYSTEMS' BOARD OF DIRECTORS

  The Board of Directors of Network Systems believes that the Merger is fair to and in the best interests of Network Systems and its stockholders. THE MEMBERS OF THE NETWORK SYSTEMS BOARD ALSO RECOMMENDED THAT STOCKHOLDERS OF NETWORK SYSTEMS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

  In reaching its conclusions to enter into the Merger Agreement and to recommend approval of the Merger Agreement by the Network Systems stockholders, at and prior to the August 7 and 8, 1994 special meeting at which the Network Systems Board approved the Merger Agreement, the Board considered a number of factors of which Network Systems stockholders should be aware in determining whether to vote for approval of the Merger Agreement, including, without limitation, the following:

  1. The Network Systems Board considered the recent trends in the networking industry involving consolidation of competitors, the merging of previously distinct market segments such as routers, hubs and bridges, slower overall growth as networking markets mature and increasing focus on the high- growth LAN switching and ATM markets. The Network Systems Board determined that these trends were likely to continue and would result in a more competitive business environment, with many of the key players significantly larger in size and scope of focus compared to Network Systems. To compete effectively in this environment, the Network Systems Board concluded that it would be necessary to reduce costs and make further investments in research and development. While the Network Systems Board considered these competitive challenges in the context of remaining independent, the Network Systems Board believed that

Network Systems would benefit from the greater resources, broader product lines, larger installed base and economies of scale that a merger with a larger partner such as StorageTek could provide to meet these competitive challenges and to take advantage of an opportunity in the high growth LAN switching and ATM markets.

  2. The Network Systems Board considered the strategic and operating synergies as well as other benefits that would result from the Merger. The Network Systems Board considered StorageTek's financial, technical, distribution, customer service and management resources to be of significant value and to provide the opportunity for significant economies of scale. The Network Systems Board also determined that as a result of the Merger, Network Systems would benefit from increased access to StorageTek's large customer base, increased credibility in the marketplace, a broader and higher level of contact with existing and potential customers, an increase in the level and range of support and service that could be provided to customers and differentiation from other channel and internetworking vendors in the marketplace. The Network Systems Board also considered that StorageTek's commitment to bring network- attached storage products to the marketplace would be highly complementary to Network Systems' competitive strategy.

  3. The amount of consideration to be received by the stockholders of Network Systems in the Merger was considered in conjunction with the Network Systems Board's review of the analysis presented by Needham, which is discussed in greater detail below, regarding the fairness, from a financial point of view, to the stockholders of Network Systems of the consideration to be received in connection with the Merger. See "The Merger--Opinion of Network Systems' Financial Advisor."

  4. In addition to the analysis and fairness opinion of Needham, the Network Systems Board reviewed the historical market trends and prices of Network Systems Stock and StorageTek Stock in its review of the Exchange Ratio proposed in the Merger Agreement. The Network Systems Board considered the fact that the consideration to be received by holders of Network Systems Stock in the Merger represented a significant premium over the market price of Network Systems Stock prevailing immediately prior to the announcement of the Merger.

  5. The Network Systems Board considered the fact that holders of Network Systems Stock will receive StorageTek Stock in the Merger, which will represent a continuing equity interest in a merged enterprise which is a larger and more diversified company that is expected to benefit strategically and competitively from the Merger.

  6. The Network Systems Board also believes the tax structure of the transaction is favorable to stockholders of Network Systems, allowing them to participate in the synergies of the combined enterprise on a tax-free basis. Business combination transactions in which there is a material cash component as part of the consideration to be received by stockholders, as opposed to an exchange of shares as in the Merger, may result in a taxable event to stockholders upon the consummation of the transaction. See "The Merger--Certain Federal Income Tax Consequences."

  7. The Network Systems Board also considered that the structure of the Merger was not designed to exclude other bona fide bids to acquire Network Systems. While the Merger Agreement prohibits Network Systems from soliciting another offer, the Merger would be publicly announced and well known in the marketplace. As a result, any party interested in approaching Network Systems would be fully aware of the Merger. The Merger Agreement also specifically contemplates that the Network Systems Board may withdraw its recommendation that the stockholders approve the Merger Agreement if it deems necessary in the exercise of its fiduciary duties. See "The Merger--No Solicitation."

  In its evaluation of the Merger Agreement, the Network Systems Board was advised by Needham. On August 7, 1994, Needham rendered an oral opinion regarding the fairness, from a financial point of view, to the stockholders of Network Systems of the consideration to be received in the Merger. Such opinion was subsequently confirmed in writing. See "The Merger--Opinion of Network Systems' Financial Advisor."

  SUBSEQUENT TO THE EXECUTION OF THE MERGER AGREEMENT ON AUGUST 8, 1994, THE PRICE OF STORAGETEK STOCK HAS DROPPED SIGNIFICANTLY. WHILE THE CLOSING PRICE OF STORAGETEK STOCK ON AUGUST 8, 1994 WAS $39.00, INDICATING THAT THE THEN VALUE OF THE MERGER CONSIDERATION WAS $10.21 FOR EACH SHARE OF NETWORK SYSTEMS STOCK,
ON JANUARY 6, 1995 THE CLOSING PRICE OF STORAGETEK STOCK WAS $    , INDICATING
THAT THE VALUE OF THE MERGER CONSIDERATION CURRENTLY IS $     PER NETWORK
SYSTEMS SHARE. BECAUSE OF THESE AND OTHER CHANGED CIRCUMSTANCES SINCE THE EXECUTION OF THE MERGER AGREEMENT, THE BOARD OF DIRECTORS OF NETWORK SYSTEMS PRIOR TO THE MAILING OF THIS PROXY STATEMENT AGAIN CONSIDERED THE VALUE OF THE CONSIDERATION OFFERED BY STORAGETEK IN THE MERGER.

  In considering the value of the Merger consideration in light of these changed circumstances, the Board considered that StorageTek has stated that it does not presently intend to increase the value of the Merger consideration. If the Average Price of StorageTek Stock during the period before the Effective Time of the Merger is less than $30.37 per share, Network Systems could notify StorageTek of Network Systems' intent to terminate the Merger. Although StorageTek would then have the right to avoid such termination by increasing the value received for each share of Network Systems Stock to at least $7.95, StorageTek has stated that it does not presently intend to make such an adjustment. Thus, it appears likely that the value to be received by Network Systems' stockholders in the Merger will not be any greater than the value of the shares of StorageTek Stock to be received under the existing Exchange Ratio at the Effective Time of the Merger (plus the Rights Payment of $.05 per share).

  Based on its further consideration of the Merger, the Network Systems Board on January 5, 1995 unanimously reaffirmed its view that the Merger is fair to and in the best interests of Network Systems and its stockholders.

  In reaffirming its decision to enter into the Merger Agreement, the Board of Directors of Network Systems considered the various factors (summarized above) it had considered in reaching its original decision concerning the Merger. The Board found that these reasons continue to be valid, except that the consideration to be received by Network Systems stockholders now is likely to represent a discount rather than a premium when compared with the market price of Network Systems Stock prevailing immediately prior to the announcement of the Merger. In reaching its conclusion to reaffirm the fairness of the Merger to Network Systems and its stockholders the Network Systems Board considered a number of additional factors, including, without limitation, the following:

  1. Although the Merger was publicly announced in August 1994, no other party has approached Network Systems or its advisors with a competing offer to acquire Network Systems.

   2. Based on Network Systems' operating results for the third quarter of 1994, the expected shortfall in both its revenues and earnings for the fourth quarter of 1994 and the prospects of Network Systems for 1995, the value of Network Systems as an independent entity is lower than the value immediately prior to the execution of the Merger Agreement on August 8, 1994.

  3. Considering the operating plans for Network Systems and StorageTek and the 1995 earnings prospects for both companies, the Network Systems Board of Directors believes that there is less risk and greater opportunity to the stockholders of Network Systems in receiving the Merger consideration than in continuing to own stock of Network Systems as an independent entity. As an independent company, Network Systems would continue to confront alone the challenges in the networking industry resulting from increasing consolidation, slower growth of mature markets and increasing focus on the high-growth LAN switching and ATM markets, and the need to reduce costs and make further investments in research and development. In particular, the Network Systems business plan for 1995 is dependent in part upon the successful introduction of several new products. The Network Systems Board of Directors believes that the combination with StorageTek will reduce the risks associated with the introduction of these new products.

  In reaffirming its approval of the Merger, the Network Systems Board of Directors was advised by Needham. On January 5, 1995 Needham rendered an updated oral opinion regarding the fairness, from a financial point of view, to the stockholders of Network Systems of the consideration to be received in the

Merger. Such opinion was subsequently confirmed in writing and is attached to this Proxy Statement/Prospectus as Appendix B. See "The Merger--Opinion of Network Systems' Financial Advisor."

  AFTER CONSIDERING ALL OF THE FACTORS DISCUSSED ABOVE THE NETWORK SYSTEMS BOARD OF DIRECTORS HAS DETERMINED TO APPROVE THE MERGER AND UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER AGREEMENT.

  After the mailing of this Proxy Statement/Prospectus and prior to the Network Systems stockholder meeting called to consider the Merger, the Board of Directors of Network Systems will consider the fairness of the Merger to Network Systems and its stockholders in light of circumstances as they may change during this period. Changed circumstances after the date of this Proxy Statement/Prospectus which might be relevant to the Board of Directors in its future consideration of the fairness of the Merger include changes in the market value of StorageTek Stock and the prospects of StorageTek, changes in the value and prospects of Network Systems, changes in the value of companies comparable to Network Systems and changes in the value of recently completed acquisitions of other comparable companies. The Network Systems Board's further consideration of the fairness of the Merger may include seeking an updated opinion from Needham on or about the Effective Time of the Merger to the effect that, at such time, the consideration to be received by the Network Systems stockholders pursuant to the Merger Agreement is fair to the stockholders from a financial point of view. In connection with any further review of the Merger, the Board of Network Systems will review all factors that it then considers to be relevant to its consideration of the fairness of the Merger. In light of the nature and extent of these factors, the Board is unable to determine at present their relative importance. In particular, the Board has not established any minimum price of StorageTek Stock below which the Board would withdraw its recommendation and recommend against the approval of the Merger.

  In the event that the Network Systems Board, after the mailing of this proxy statement, in the exercise of its fiduciary duties determines that it must withdraw its recommendation and recommend against the approval of the Merger, it will communicate its changed recommendation to the stockholders in supplemental proxy materials. If the Board were to recommend against the approval of the Merger, approval of the Merger would require the affirmative vote of 80% of the outstanding shares of Network Systems Stock. In the event that the Network Systems stockholders did not approve the Merger, Network Systems would be entitled to terminate the Merger Agreement (and would not be required to pay any termination fee to StorageTek). See "The Merger--Conditions for Merger and Other Provisions" and "--Expenses, Topping Offer."

OPINION OF NETWORK SYSTEMS' FINANCIAL ADVISOR

  Pursuant to an engagement letter entered into on May 25, 1994, Network Systems retained Needham to furnish financial advisory and investment banking services with respect to a possible merger and to render an opinion as to the fairness, from a financial point of view, to the Network Systems stockholders, of the consideration offered in any proposed merger. The amount of consideration to be exchanged in the Merger was determined through negotiations between Network Systems management and StorageTek management and not by Needham, although Needham did assist Network Systems management in certain of these negotiations.

  At a meeting of the Board of Directors of Network Systems on August 7, 1994, Needham delivered its oral opinion (subsequently confirmed in writing) that, as of such date and based upon the matters described therein, the consideration to be received by the stockholders of Network Systems in the Merger is fair to the stockholders of Network Systems from a financial point of view. Needham has subsequently delivered its written opinion, reaffirming its initial opinion, that as of the date January 5, 1995 and based upon the matters described therein, the consideration to be received by the stockholders of Network Systems in the Merger is fair to the stockholders of Network Systems from a financial point of view. Needham's opinion is directed only to the financial terms of the Merger Agreement and does not constitute a recommendation to any stockholder of Network Systems as to how such stockholder should vote at the Network Systems Special

Meeting. The complete text of the January 5, 1995 opinion (the "Needham Opinion") is attached to this Proxy Statement/Prospectus as Appendix B, and the summary of the Needham Opinion set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the Needham Opinion. Network Systems stockholders are urged to read the Needham Opinion carefully and in its entirety for a description of the procedures followed, the factors considered and the assumptions made by Needham.

  In arriving at its opinion, Needham reviewed and analyzed, among other things, (i) the Merger Agreement; (ii) certain other documents related to the Merger including the Proxy Statement/Prospectus; (iii) certain publicly available information concerning Network Systems and StorageTek; (iv) the historical stock prices and trading volumes of Network Systems' and StorageTek's Common Stock; (v) publicly available financial data of public companies which it deemed generally comparable to Network Systems; (vi) the financial terms of certain other recent business combinations, which it deemed generally relevant; and (vii) certain financial forecasts and projections prepared by Network Systems' and StorageTek's respective managements. In addition, Needham held discussions with certain members of both Network Systems' and StorageTek's senior managements concerning their current and future business prospects and participated in the discussions and negotiations among representatives of Network Systems and StorageTek and their legal advisors and independent auditors. Needham visited the Network Systems' facility in Minneapolis, and performed such other studies, analyses, inquiries and investigations as it deemed appropriate. Needham assumed and relied upon, without independent verification, the accuracy and completeness of the information it reviewed for purposes of its opinion. With respect to Network Systems' and StorageTek's financial forecasts provided to Needham by their respective managements, Needham has assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the future operating and financial performance of Network Systems and StorageTek. Needham's opinion stated that it is necessarily based on economic, monetary and market conditions existing as of the date of such opinion.

  Based on this information, Needham performed a variety of financial analyses of the Merger and the Merger consideration. The following paragraphs summarize the significant quantitative and qualitative analyses performed by Needham in arriving at its opinion presented to the Network Systems Board of Directors.

Comparable Company Analysis

  Needham compared selected historical and projected operating and stock market data and operating and financial ratios for Network Systems to the corresponding data and ratios of certain other publicly traded networking companies, including CPU connection, router/switch and intelligent hub companies, which it deemed comparable to the business of Network Systems. Such data and ratios included total market capitalization to historical and projected revenue, price per share to historical and projected earnings per share and market value to historical book value.

  Companies deemed to be generally comparable to the CPU connection business of Network Systems included Apertus Technologies Incorporated, Computer Network Technology and Data Switch Corporation. In Needham's presentation to the Network System Board of Directors on August 7, 1994 (the August Needham presentation) the multiples of projected 1995 revenues for these companies ranged from 0.5 to 1.4 with a mean of 1.1 and a median of 1.3; the multiples of projected 1995 net income ranged from 7.5 to 13.8 with a mean of 10.0 and a median of 8.7; and the multiples of historical book value ranged from 1.4 to
3.8 with a mean of 2.7 and a median of 3.1. In Needham's presentation to the Network Systems Board of Directors on January 5, 1995 (The "January Needham Presentation"), the multiples of projected 1995 revenues for these companies ranged from 0.5 to 2.4 with a mean of 1.4 and a median of 1.3; the multiples of projected 1995 net income ranged from 9.9 to 16.2 with a mean of 12.9 and a median of 12.5; and the multiples of historical book value ranged from 1.5 to
5.3 with a mean of 3.3 and a median of 3.0.

  Companies deemed to be generally comparable to the router/switch business of Network Systems included Cisco Systems, Inc., CrossComm Corporation, Retix, 3Com Corporation, Wellfleet Communications, Inc. and Xyplex, Inc. In the August Needham Presentation, the multiples of projected 1995 revenues for these companies ranged from 0.2 to 2.6 with a mean of 1.2 and a median of 1.0; the multiples of projected 1995 net income ranged from 8.8 to 14.1 with a mean of
11.0 and a median of 10.9; and the multiples of historical book value ranged from 1.0 to 8.2 with a mean of 4.4 and a median of 4.2. In the January Needham Presentation, the multiples of projected 1995 revenues for these companies ranged from 0.5 to 4.4 with a mean of 1.9 and a median of 1.4; the multiples of projected 1995 net income ranged from negative to 50.0 with a mean of 25.4 and a median of 17.9; and the multiples of historical book value ranged from 1.3 to
11.2 with a mean of 6.0 and a median of 5.7.

  Companies deemed to be generally comparable to the intelligent hub business of Network Systems included Cabletron Systems, Inc., Chipcom Corporation, SynOptics Communications, Inc. and 3Com Corporation. In the August Needham Presentation, the multiples of projected 1995 revenues for these companies ranged from 0.7 to 2.9 with a mean of 1.6 and a median of 1.4; the multiples of projected 1995 net income ranged from 8.0 to 18.0 with a mean of 13.9 and a median of 14.8; and the multiples of historical book value ranged from 2.4 to
6.8 with a mean of 4.9 and a median of 5.2. In the January Needham Presentation, the multiples of projected 1995 revenues for these companies ranged from 1.0 to 3.4 with a mean of 2.5 and a median of 2.7; the multiples of projected 1995 net income ranged from 10.6 to 235.8 with a mean of 19.98 and a mean of 21.6; and the multiples of historical book value ranged from 3.0 to
11.2 with a mean of 6.7 and a median of 6.3.

Comparable Transaction Analysis

  In the August Needham Presentation, Needham also analyzed publicly available financial information for nineteen selected mergers and acquisitions of companies in the computer technology industry and eight selected mergers and acquisitions of companies in the networking industry. In the January Needham Presentation, Needham analyzed publicly available financial information for ten selected mergers and acquisitions of companies in the networking industry. In examining these transactions, Needham analyzed certain income statement and balance sheet parameters of the acquired companies relative to the consideration offered. Multiples analyzed included consideration offered plus debt assumed to historical revenue, consideration offered plus debt assumed to historical earnings before interest and taxes, consideration offered to historical net income and consideration offered to historical book value. In certain cases, complete financial data was not publicly available for these transactions and only partial information was used in such instances.

  Proposed and completed computer technology deals analyzed by Needham included Prime Computer, Inc./Computervision Corporation; Tandem Computers Incorporated/Ungermann-Bass, Inc.; Anacomp, Inc./Xidex Corporation; Massachusetts Computer Corporation/Concurrent Computer Corporation; Unisys Corporation/Convergent, Inc.; STC PLC/Computer Consoles, Inc.; Olivetti USA, Inc./ISC Systems Corporation; Novell, Inc./Excelan, Inc.; Hewlett-Packard Company/Apollo Computer, Inc.; Archive Corporation/Cipher Data Products, Inc.; HND Corporation/Dataproducts Corporation; Acer America Corporation/Altos Computer Corporation; American Telephone & Telegraph Company/NCR Corporation; NCR Corporation/Teradata Corporation; Conner Peripherals, Inc./Archive Corporation; Network Systems Corporation/Bytex Corporation; DCA Holdings, Inc./Digital Communications Associates; The MacNeal-Schwendler Corporation/PDA Engineering; and Cirrus Logic, Inc./PicoPower Technology, Inc. For these transactions the multiples of last twelve months' revenues ranged from 0.4 to
3.6 with a mean of 1.2 and a median of 0.9; the multiples of last twelve months' earnings before interest and taxes ranged from 6.5 to 61.4 with a mean of 20.5 and a median of 19.3; the multiples of last twelve months net income ranged from 3.6 to 263.8 with a mean of 48.1 and a median of 30.1; and the multiples of historical book value ranged from 0.7 to 7.7 with a mean of 2.5 and a median of 2.2.

  Proposed and completed networking deals analyzed by Needham as part of the August Needham Presentation included Tandem Computers Incorporated/Ungermann-Bass, Inc.; Novell, Inc./Excelan, Inc.; 3Com Corporation/BICC plc; Cisco Systems, Inc./Crescendo Communications, Inc.; Network Systems Corporation/Bytex Corporation; Chipcom Corporation/Artel Communications Corporation; DCA Holdings, Inc./Digital Communications Association; and 3Com Corporation/Synernetics, Inc. For these transactions the multiples of last twelve months' revenues (for those transactions where multiples were available) ranged from 0.7 to 6.9 with a mean of 3.1 and a median of 2.0; the multiples of last twelve months' earnings before interest and taxes (for those transactions where multiples were available) ranged from 6.5 to 22.5 with a mean of 16.6 and a median of 20.9; the multiples of last twelve months net income (for those transaction where multiples were available) ranged from 3.6 to 39.4 with a mean of 24.7 and a median of 31.0; and the multiples of historical book value (for those transactions where multiples were available) ranged from 1.2 to 4.3 with a mean of 2.5 and a median of 2.2.

  Proposed and completed networking deals analyzed by Needham as part of the January Needham Presentation included the eight networking transactions analyzed by Needham as part of the August Needham Presentation and two additional transactions: Wellfleet Communications/SynOptics Communications, Inc.; and Raytheon Co./Xyplex Inc. For these ten transactions the multiples of last twelve months' revenues (for those transactions where multiples were available) ranged from 0.7 to 6.9 with a mean of 2.7 and a median of 1.7; the multiples of last twelve months' earnings before interest and taxes (for those transactions where multiples were available) ranged from 6.5 to 22.5 with a mean of 14.0 and a median of 11.5; the multiples of last twelve months' net income (for those transactions where multiples were available) ranged from 3.6 to 39.4 with a mean of 22.1 and a median of 19.8; and the multiples of historical book value (for those transactions where multiples were available) ranged from 1.2 to 4.3 with a mean of 2.7 and a median of 2.9.

Premiums Paid in Mergers

  In the August Needham Presentation, Needham analyzed the premiums (for those transactions where premiums were available) for nineteen selected mergers and acquisitions of companies in the computer technology industry, and eight selected mergers and acquisitions of companies in the networking industry. Based on stock prices four weeks prior to the announcement date (a) the range of premiums in the computer technology industry was 15.9% to 125.5%, with a median 60.4%; and (b) the range of premiums in the networking industry alone was 33.9% to 66.7%, with a median of 41.7%. In the January Needham Presentation, Needham analyzed the premiums (for those transaction where premiums were available) for ten selected mergers and acquisitions in the networking industry. Based on stock prices four weeks prior to the announcement date the range of premiums in the networking industry was 16.2% to 72.3%, with a median of 41.7%.

Stock Trading History

  In both the August Needham Presentation and the January Needham Presentation, Needham examined the history of trading prices and volumes for Network Systems Stock and StorageTek Stock, both separately and in relation to each other, and the relationship between movements of Network Systems Stock and StorageTek Stock and movements in composite indices such as the Standard & Poor's 500, NASDAQ Composite and the Dow Jones Industrials.

Recent Network Systems Performance

  In the January Needham Presentation, Needham compared the Network Systems 1994 business plan as forecasted in August 1994 with estimated 1994 results as of January 1995.

  No company or transaction used in any comparable analysis as a comparison is identical in the case of Network Systems. Accordingly, these analyses are not mathematical; rather they involve complex considerations and judgments concerning differences in financial characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies to which they are being compared.

  The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and therefore, such an opinion is not readily susceptible to summary description. Accordingly, Needham believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Needham made numerous assumptions with respect to industry performance, general business and economic and other matters, many of which are beyond the control of either Network Systems or StorageTek. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable as set forth therein.

  Needham has been paid $300,000, and will receive an additional fee, due and payable upon the closing of the Merger based upon the amount by which the aggregate consideration to be exchanged in the Merger exceeds the aggregate market value of Network Systems Stock on May 24, 1994. Needham will receive a transaction fee of 0.5% of the amount by which the aggregate consideration received by Network Systems shareholders exceeds $8.28 per share (125% of the closing price of Network Systems Stock on May 24, 1994 on the NASDAQ) and an additional 0.5% of the amount by which the aggregate consideration exceeds $9.94 per share (150% of the closing price of Network Systems Stock on May 24, 1994 on the NASDAQ). Based on the closing price of the StorageTek Stock on the
NYSE of $     on January  , 1995 if this was the price at the Effective Time of the Merger, Needham would receive no additional fee. Network Systems has also agreed to reimburse Needham for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of services performed by Needham as financial advisor to Network Systems. In addition, pursuant to an amendment dated December 27, 1994, Needham received an additional fee of $100,000 for rendering its opinion dated January 5, 1995.

  Needham is a nationally recognized investment banking firm. As part of its investment banking services Needham is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. During the first seven months of 1994, based upon information published by AutEx, Needham was not a significant market maker for Network Systems Common Stock. However, in the normal course of its market-making activities Needham may, from time to time, have a long or short position in, and buy or sell, Network Systems securities, which positions on occasion, may be material in size relative to the volume of trading activity. Needham was retained by the Network Systems Board of Directors to act as Network Systems' financial advisor in connection with the Merger based on Needham's experience as a financial advisor in mergers and acquisitions as well as Needham's familiarity with the networking industry. In the normal course of its business, Needham may actively trade the equity securities of StorageTek for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in such securities. In addition, Needham has previously provided investment banking services to StorageTek on matters unrelated to the Merger, including acting as (i) a managing underwriter on the offerings by StorageTek of: (a) 6.0 million shares of Common Stock on March 21, 1990; (b) 2.25 million shares of Common Stock on May 3, 1991; and (c) 3.45 million shares of Convertible Preferred Stock on February 25, 1993; and (ii) as financial advisor in connection with StorageTek's acquisition of Amperif Corporation and StorageTek's partnership with Epoch Systems.

STORAGETEK'S REASONS FOR THE MERGER

  StorageTek historically has been a producer and seller of tape and disk subsystems in the mainframe computer marketplace, primarily through its attachment to IBM operating systems. With the introduction of StorageTek's Automated Cartridge System Library, StorageTek began to significantly expand the connectivity of its products into the non-IBM operating system environment. The majority of the early work done in this area involved connection of its products to other mainframe computers. However, with the ongoing increase in the percentage of computing which is done on mini-computers, computer workstations and personal computers, it gradually became clear that StorageTek would materially benefit by improving the connectivity of its products to these smaller computing platforms.

  While it is not economical to attach the high-capacity storage subsystem products supplied by StorageTek to individual workstations or personal computers, the growing importance of the networked environment provided an opportunity for StorageTek to use its larger, more sophisticated devices in these network environments to become the storage provider for not only the mainframe, but also the network.

  In order to expand its technical capabilities into the network environment, StorageTek had three possible alternatives to acquire such expertise. First, it could develop its own internal capabilities with regard to these skills. Second, it could enter into so-called strategic alliances, such as the joint development and marketing agreement it has with Network Systems (see "The Merger--Transactions Between StorageTek and Network Systems"), to leverage other companies' expertise in this area. The third potential way of increasing its technical skills in the network environment was to merge with a company with significant expertise.

  Of the three possible ways of increasing its presence in the network environment, the possibility of a merger appeared most attractive. Internal development would necessitate a much longer lead time to entry, and potentially much higher costs and uncertainty of success. Strategic alliances carry the risk of lack of control of the technology and the possibility of unfriendly takeover of the strategic partner, leading to risk of loss of future benefit.

  Of the potential merger candidates, StorageTek believes that Network Systems offers significant expertise in networking at the high end of the computing spectrum, that is, the mainframe. While there are many other companies engaged in the computer networking business, Network Systems appears to have a significant breadth of expertise ranging from the mainframe to personal computer networking. Other companies are more successful in particular niches of this market, but the overall offerings available from Network Systems more closely match the broad spectrum of networking which StorageTek has as its strategic goal.

  In addition, during the process of due diligence, StorageTek realized that the basic philosophies and approaches of Network Systems, both from a technological and a managerial point of view, closely match its own strategies and cultural attributes.

  StorageTek believes that by combining the capabilities of StorageTek and Network Systems, improved solutions can be delivered to the network marketplace on an accelerated basis.

EXCHANGE OF SHARES; FRACTIONAL SHARES; ADJUSTMENT OF EXCHANGE RATIO

  At the Effective Time, Sub will be merged into Network Systems, and outstanding shares of Network Systems Stock will be converted into shares of
StorageTek Stock at the Exchange Ratio. Based on the closing price of $    of
StorageTek Stock on the NYSE composite tape on January 6, 1995, two trading days before the date of this Proxy Statement/Prospectus, the foregoing exchange ratio would have resulted in Network Systems' stockholders receiving
approximately $    in market value of StorageTek Stock (plus the Rights Payment of $.05) for each share of Network Systems Stock, if the Merger had been effective on that date. Because the Exchange Ratio is fixed by the Merger Agreement and the market price of StorageTek Stock is subject to fluctuation, the market price of StorageTek Stock may increase or decrease prior to the Merger, thereby increasing or decreasing the market value of the shares of StorageTek Stock which Network Systems' stockholders will receive in the Merger. If the Average Price of the StorageTek Stock is below $30.37 per share, for the ten trading day period ending two trading days before the Effective Time, Network Systems may terminate the obligation to consummate the Merger, unless StorageTek agrees to make an Adjustment to the Exchange Ratio. StorageTek does not presently intend to make an Adjustment to the Exchange Ratio if the Average Price for StorageTek Stock for such period is below $30.37 per share and Network Systems notifies StorageTek of its intention to terminate the Merger Agreement.

  If the Merger becomes effective, StorageTek will issue to each holder of outstanding Network Systems Stock certificates representing the number of whole shares of StorageTek Stock which such Network Systems' stockholder shall be entitled to receive pursuant to the terms of the Merger Agreement. The Exchange Agent will distribute certificates to each Network Systems' stockholder representing the number of whole shares of StorageTek Stock (and cash for any fractional share interests, as described below, and for the Rights Payment) upon the surrender to the Exchange Agent for cancellation of the certificates representing such holder's Network Systems Stock accompanied by transmittal forms. The approval of the Merger by the stockholders of Network Systems will constitute approval of the appointment of the Exchange Agent.

  All of the shares of StorageTek Stock to be issued to Network Systems' stockholders will be fully paid and non-assessable and will include the right to purchase Series B Junior Participating Preferred Stock pursuant to a Rights Agreement dated August 20, 1990. Each right entitles the registered holder to purchase from StorageTek one one-hundredth of a share of Series B Junior Participating Preferred Stock at a price of $150.00, subject to adjustment. Each whole share of StorageTek Stock issued in the Merger will be accompanied by one such right. The NYSE has approved for listing the shares of StorageTek Stock to be issued in the Merger, or reserved for issuance upon exercise of the Options under the Option Plans and Stock Purchase Plan, which are being assumed by StorageTek. The obligations of StorageTek and Network Systems to consummate the Merger were conditioned upon such listing.

  No scrip or fractional share certificates of StorageTek will be issued. In lieu thereof, each Network Systems' stockholder will be paid cash in an amount equal to such fractional interest times the closing sale price of a share of StorageTek Stock on the NYSE composite tape on the business day two days prior to the date the Merger becomes effective.

  Promptly after the Effective Time, transmittal forms will be sent to the Network Systems stockholders for use in effecting the surrender of their Network Systems certificates to the Exchange Agent in exchange for certificates representing StorageTek Stock and cash for fractional share interests, and for the Rights Payment. Shares of Network Systems Stock should not be surrendered for exchange prior to the receipt by stockholders of transmittal forms and instructions. It is important for Network Systems' stockholders to exchange their Network Systems certificates for StorageTek certificates promptly after the Effective Time because all trading of Network Systems Stock on NASDAQ will terminate at the Effective Time. Moreover, no dividends or other distributions payable by StorageTek will be paid on outstanding Network Systems certificates until surrendered for exchange, but upon surrender of Network Systems certificates, any unpaid dividends or distributions will be paid, without interest. Until so exchanged, Network Systems stock certificates will evidence for all other purposes (including voting rights) the number of whole shares of StorageTek Stock into which they were converted at the Effective Time.

  For information concerning the substitution and assumption by StorageTek of Network Systems' outstanding Options and obligations under the Stock Purchase Plan, see "The Merger--Treatment of Network Systems Options and Employee Stock Purchase Plan."

NO APPRAISAL RIGHTS

  Under Delaware law, Network Systems' stockholders will not be entitled to any appraisal or dissenter's rights in connection with the Merger.

MANAGEMENT OF NETWORK SYSTEMS AFTER THE MERGER; INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Following the Merger, Network Systems will be the surviving corporation and a wholly-owned subsidiary of StorageTek. Upon consummation of the Merger, the directors of Sub immediately prior to the

Merger will initially continue as the initial directors of the surviving corporation and the officers of Network Systems immediately prior to the Merger will initially continue as the officers of the surviving corporation to the extent they elect to continue their employment with Network Systems. StorageTek, in consultation with senior officers of Network Systems, is currently reviewing the status of Network Systems' existing officers following the Merger. It is currently anticipated that the majority of these officers will continue their employment with Network Systems following the Merger. The Certificate of Incorporation and bylaws of Network Systems as in effect at the Effective Time will be the Certificate of Incorporation and bylaws of the surviving corporation after the Merger, in each case until amended in accordance with their terms and applicable law.

  No officers, directors or persons holding more than 5% of the voting power of either StorageTek or Network Systems will have any material interest in the Merger except as described below and any interest arising from the ownership of securities of StorageTek or Network Systems, respectively, which interests are shared pro rata by all holders of the same class of securities.

  Each of the executive officers of Network Systems is a party to an agreement with Network Systems which will be operative if a change of control of Network Systems occurs (the "Change of Control Agreement"). The Change of Control Agreements provide for certain payments in the event that, subsequent to a change in control of Network Systems, the executive officer's employment is terminated involuntarily for reasons other than "cause" or the executive officer's death or disability or by the executive officer for "good reason," including, among other reasons, a material change in the position, duties or benefits of the executive officer (a "Qualifying Termination"). For the purposes of these Change of Control Agreements, approval by the stockholders of Network Systems of the Merger Agreement will constitute such a change in control. Upon a Qualifying Termination, in addition to salary and benefits then due and in addition to any other benefits due under Network Systems' compensation and benefit plans, the terminated executive officer shall be entitled to: (a) a lump sum payment equal to 200% of the executive officer's base salary; (b) a cash payment equal to the value (at the time of the change in control or the termination of employment, whichever is greater) of the executive officer's outstanding options granted under the Stock Option Plans in lieu of such options; (c) reimbursement for all legal fees and expenses incurred by the executive officer as a result of such termination; (d) for a 24-month period following such termination or, if earlier, until an equivalent benefit is received, life and health insurance benefits substantially similar to those the executive officer was receiving at the time of notice of the termination; and (e) all costs, fees, and expenses of reasonable out-placement assistance services.

  In addition to these payments and benefits, the Change in Control Agreements with Lyle D. Altman, Michael F. G. Ashby, Gary S. Christensen and Malcolm Reid provide for: (a) a lump sum payment equal to the present value of the executive officer's benefit under Network Systems' deferred compensation plan, calculated in the manner specified in the Change of Control Agreements as if the executive officer had continued to be employed by Network Systems and remained a participant in the plan for two years immediately following the termination; and (b) a lump sum payment equal to the present value of a normal retirement benefit payable at age 65 under Network Systems' supplemental retirement plan, calculated in the manner specified in the Change of Control Agreements as if the executive officer had attained age 55 and either continued to be employed by Network Systems and remained a participant in the plan for two years immediately following the termination or participated in the plan for ten years. These lump sum payments are in lieu of all rights the executive officer may have under Network Systems' deferred compensation and supplemental retirement plans pursuant to these Change of Control Agreements. In the event that severance payments under these four Change in Control Agreements are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), Network Systems will pay the executive officer an additional amount such that the net amount retained by the executive officer after the deduction of the excise tax, and income tax on the additional amount will be equal to the total amount of the severance payments.

  The Change of Control Agreements for executive officers other than those mentioned in the preceding paragraph provide that in the event that any payment or benefit received by the executive officer pursuant to the Change of Control Agreement or any other payments the officer has the right to receive from Network Systems or an affiliate or successor in connection with a change in control of Network Systems would not be deductible under Section 280G of the Code, payments and benefits pursuant to the Change of Control Agreement will be reduced (but not below zero) so that no portion of such payments and benefits is not deductible by reason of Section 280G of the Code. In general, Section 280G limits the total value of such payments and benefits to three times the average of the executive officer's annualized includable compensation received from Network Systems and its subsidiaries during the five-year period prior to the year in which the change in control occurs.

  StorageTek has entered into a "Supplemental Compensation Agreement" with certain Network Systems executive officers who StorageTek would like to remain with Network Systems Corporation following the Merger. The Supplemental Compensation Agreements provide that StorageTek will make payments equal to one year's salary, as a one-time special bonus, payable one-half at the Effective Time and one-half one year from the Effective Time. Any payments made under the Supplemental Compensation Agreement would be deducted from payments which might otherwise become payable under the Change of Control Agreements. In addition, the Supplemental Compensation Agreements generally provide that certain other benefit plans would be continued during the two-year term of the Supplemental Compensation Agreement, and that any payments made under the Supplemental Compensation Agreement, or under the Change of Control Agreement, would be deducted from amounts which could become payable to the employee on his termination pursuant to his original employment agreement with Network Systems. Furthermore, the Supplemental Compensation Agreements provide that the employee would not claim any rights under the Change of Control Agreement merely by virtue of Network Systems becoming a subsidiary of StorageTek. StorageTek has entered into Supplemental Compensation Agreements with Gary Chastelet, Bill Franta, Malcolm Hopping, Carl Russo, Roger Weingarth, Warren Pillsbury, Donald Pierce, Michael Mancusi, Donald Haeny and Jeffrey Jacobsen.

  The maximum estimated value (assuming that (i) the Merger is approved by the stockholders of Network Systems in December l994, and (ii) all options and restricted stock are cashed out at a price of $27.875 per share for StorageTek Stock) that each such executive officer would be entitled to receive if such officer was terminated immediately after the Merger in a manner entitling the officer to benefits pursuant to such officer's Change of Control Agreement is as follows: Lyle D. Altman, $876,308; Michael F. G. Ashby, $676,932; Gary S. Christensen, $594,982; Malcolm Reid, $495,044; Gerry Chastelet, $423,101; William R. Franta, $384,611; Donald Haeny, $391,032; Malcolm Hopping, $462,280; Jeffrey Jacobsen, $251,195; Michael D. Mancusi, $357,708; Donald T. Pierce, $335,984; Warren L. Pillsbury, $383,129; Carl Russo, $347,624; and Roger E. Weingarth, $353,454. The actual value that each executive officer will be entitled to receive will vary significantly depending upon, among other things, the price of StorageTek Stock at the Effective Time.

  Each of the non-employee directors of Network Systems holds options to purchase 20,000 shares of Network Systems stock which were granted under the Network Systems 1993 Non-Employee Director Stock Option Plan and its predecessor Non-Employee Director Stock Option Plan. The options generally become exercisable in three annual installments from the date of grant but will automatically become exercisable in full upon the effectiveness of the Merger. The weighted average exercise price of the options held by Messrs. Barth, Fedderson, and Haggerty each equals $7.5234 per share; those held by Mr. Castle equals $7.6875 per share; and those held by Messrs. Fitzpatrick and Thorton each equals $7.875 per share.

  Network Systems has previously entered into indemnification agreements with each of its directors and executive officers pursuant to which Network Systems has agreed to indemnify, and advance expenses to each of them to the full extent provided by applicable law and Network Systems' bylaws. The Merger Agreement provides that StorageTek shall indemnify, and advance expenses to, such directors and executive officers with respect to any matters arising out of actions or omissions occurring on or prior to the Effective Time, including with respect to the Merger, in each case to the full extent provided by applicable law and Network Systems' bylaws. This obligation by StorageTek to indemnify and advance expenses shall continue for a period of six years from the Effective Time. In addition, StorageTek has agreed to assume all of the obligations of

Networks Systems pursuant to each indemnification agreement entered into with such directors and executive officers, provided that such director or executive officer agrees to amend their indemnification agreement to remove the provisions relating to the retention of independent counsel and the establishment of a trust for the payment of expenses.

  The Merger Agreement also provides that StorageTek shall cause to be maintained in effect for not less than four years from the Effective Time the current policies of directors' and officers' liability insurance maintained by Network Systems and its subsidiaries (or substitute policies providing the same coverage on terms and conditions no less advantageous to the beneficiaries of such policies) with respect to all matters, including matters contemplated by the Merger Agreement, occurring prior to and including the Effective Time, provided that such director and officer agrees to amend their indemnification agreement in the manner described above.

  As an inducement to StorageTek's execution of the Merger Agreement, certain directors, executive officers and stockholders of Network Systems entered into agreements with StorageTek pursuant to which they will vote in favor of the Merger, unless the Network Systems Board withdraws its recommendation that stockholders vote in favor of the Merger or the Merger Agreement is terminated. These stockholders have the right to vote 1,019,746 shares of Network Systems Stock, which represents 3% of the votes entitled to be cast at the Meeting. See "Introduction--Record Date; Voting Rights; Votes Required."

TREATMENT OF NETWORK SYSTEMS OPTIONS AND EMPLOYEE STOCK PURCHASE PLAN

  As of the Record Date, there were outstanding under (i) the Option Plans, stock options to purchase an aggregate of 2,009,172 shares of Network Systems Stock ("Options"), and (ii) the Stock Purchase Plan obligations of Network Systems to issue 37,336 shares of Network Systems Stock on March 31, 1995, based on a purchase price of $5.42 per share and the aggregate individual contributions as of the Record Date. The vesting of the Options will accelerate upon consummation of the transactions contemplated by the Merger Agreement and, to the extent not exercised prior to the Effective Time, shall be exercisable for that number of shares of StorageTek Stock (with fractions rounded up to the nearest full share) equal to the number of shares of Network Systems Stock issuable with respect to the Option multiplied by the Exchange Ratio, at an exercise price equal to the exercise price of the Option divided by the Exchange Ratio.

  Also, each participant in the Stock Purchase Plan shall have the right as of March 31, 1995, to purchase shares of StorageTek Stock pursuant to the terms of the Stock Purchase Plan (by crediting amounts in each participant's individual account under the Stock Purchase Plan) at the lesser of 85% of (a) $24.35 (the $6.375 fair market value of one share of Network Systems Stock on April 1, 1994 divided by the Exchange Ratio), and (b) the fair market value of one share of StorageTek Stock on March 31, 1995. Except as modified by the provisions described above, the Option Plans and Stock Purchase Plan shall each remain in full force and effect following the Effective Time, although StorageTek does not presently intend to grant any further options pursuant to the Option Plans and intends to terminate the Stock Purchase Plan after the current offering period expires on March 31, 1995. It is expected that employees of Network Systems will be eligible to participate in the option plans and employee stock purchase plan that StorageTek may from time to time make available to employees of StorageTek and its subsidiaries.

  Stockholders are advised to obtain current market quotations for StorageTek Stock and Network Systems Stock. No assurance can be given as to the market price of StorageTek Stock or Network Systems Stock at the Effective Time.

TRANSACTIONS BETWEEN STORAGETEK AND NETWORK SYSTEMS

  StorageTek and Network Systems are parties to a joint development and marketing agreement, dated April 22, 1993. Under the terms of the agreement, each party bears its own cost of developing new products. Upon completion of development, StorageTek and Network Systems separately market the products, with each party paying a royalty to the other based on its sales of the jointly developed product. Two products are currently under development pursuant to this agreement.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following discussion summarizes the material United States federal income tax consequences of the Merger to the holders of Network Systems Stock, and Network Systems. The law firm of Oppenheimer Wolff & Donnelly has opined on the federal income material tax consequences of the Merger. The opinion of Oppenheimer Wolff & Donnelly is subject to various assumptions and qualifications and is based on current law. Until a ruling from the IRS, an opinion of counsel is not binding on the IRS and there can be no assurance that the IRS will not take a position contrary to one or more of the positions reflected herein, or that the positions herein would be upheld by the courts if challenged by the IRS. This discussion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, judicial authority and administrative rulings and practice. No ruling from the IRS has been or will be sought with respect to any aspect of the Merger. Furthermore, legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements set forth herein.

  The following does not consider the tax consequences of the Merger under state, local and foreign law. Moreover, special considerations not described herein may apply to certain taxpayers, such as financial institutions, broker-dealers, insurance companies, tax-exempt organizations, investment companies and persons who are neither citizens nor residents of the United States, or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States.

  EACH HOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER.

  Subject to the qualifications set forth above, the Merger is expected to qualify as a tax-free reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code, with the following results:

  (i) Except for cash received in lieu of fractional shares or pursuant to an Adjustment to the Exchange Ratio, no gain or loss will be recognized by the stockholders of Network Systems for tax purposes upon the conversion of their shares of Network Systems Stock into shares of StorageTek Stock pursuant to the Merger.

  (ii) The tax basis of the shares of StorageTek Stock received by each stockholder of Network Systems, including any fractional share for which cash is received, will be the same as the tax basis of the shares of Network Systems Stock held by such stockholder immediately prior to the Merger, decreased by the amount of cash received by such stockholder pursuant to an Adjustment to the Exchange Ratio and increased by the amount of any gain recognized by such stockholder as a result thereof.

  (iii) The holding period of the shares of StorageTek Stock received by each stockholder of Network Systems, including any fractional share interest for which cash is received, will include the holding period of the shares of Network Systems Stock held by such stockholder immediately prior to the Merger, provided that such stockholder held such shares of Network Systems Stock as a capital asset on the date of the Merger.

  (iv) No gain or loss will be recognized by Network Systems for tax purposes in connection with the Merger.

  (v) The redemption by Network Systems of its Rights in connection with the Merger will result in a taxable distribution to stockholders of Network Systems Stock.

  If the amount of cash received by stockholders of Network Systems Stock pursuant to the Merger Agreement exceeds 20% of the sum of the cash and the fair market value of the StorageTek Stock received by such stockholders pursuant to the Merger Agreement, the Merger would fail to qualify as a tax-free reorganization under the Code. Under the terms of the Merger Agreement, if the Average Price of StorageTek

Stock is below $30.37 per share, Network Systems may terminate its obligation to consummate the Merger, unless StorageTek agrees to make an Adjustment to the Exchange Ratio. A portion or all of such adjustments could be made in the form of cash. The Agreement provides, however, that the amount of cash that will be received by holders of Network Systems Stock pursuant to the Merger Agreement may not disqualify the Merger as a tax-free reorganization.

  Under the backup withholding rules, a holder of Network Systems Stock and StorageTek Stock may be subject to backup withholding at the rate of 31% with respect to dividends and proceeds of redemption, unless such stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be credited against the stockholder's federal income tax liability. Network Systems or StorageTek may require holders of Network Systems Stock or StorageTek Stock to establish an exemption from backup withholding or to make arrangements satisfactory to Network Systems or StorageTek with respect to the payment of backup withholding. A stockholder who does not provide Network Systems or StorageTek with his or her current taxpayer identification number may be subject to penalties imposed by the IRS.

COMPARISON OF STOCKHOLDER RIGHTS

  If the Merger is consummated, the stockholders of Network Systems will become stockholders of StorageTek. The rights of the stockholders of both StorageTek and Network Systems are governed by and subject to the provisions of the Delaware General Corporation Law ("DGCL"). The rights of current Network Systems stockholders following the Merger will be governed by the StorageTek Certificate of Incorporation and the StorageTek bylaws rather than the provisions of the Certificate of Incorporation and bylaws of Network Systems. The following is a brief summary of certain differences between the rights of stockholders of StorageTek and the rights of stockholders of Network Systems and is qualified in its entirety by reference to the relevant provisions of the DGCL, the StorageTek Certificate of Incorporation, the StorageTek bylaws, the Network Systems Certificate of Incorporation and the Network Systems bylaws.

  DIRECTORS. Network Systems' Certificate of Incorporation ("Network Systems' Certificate") provides for a classified board of directors consisting of three classes, with each class being as nearly equal in number as possible. Each director is elected to a three-year term, with one-third of the directors being elected each year. Network Systems' Bylaws provide for vacancies on the board to be filled by a majority of the remaining board members. StorageTek's Certificate of Incorporation ("StorageTek's Certificate") does not provide for a staggered board of directors. Both Network Systems' Certificate and StorageTek's Certificate exempt directors from personal liability to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director to the full extent permitted by Delaware law.

  VOTING RIGHTS. Under both Network Systems' Certificate and StorageTek's Certificate, holder of common stock are entitled to one vote per share on all matters voting as one class. Neither Network Systems' Certificate nor StorageTek's Certificate provide for cumulative voting with regard to the common stock and both certificates expressly deny preemptive rights.

  FAIR PRICE PROVISIONS/FUNDAMENTAL CHANGES. Network Systems' Certificate provides that, in certain circumstances, an affirmative vote of 80% of the voting power of all then outstanding voting shares not beneficially owned by controlling persons is required for the approval of certain transactions. Such approval is not required, however, if (i) a majority vote of continuing directors expressly approves the transaction, or (ii) certain other conditions are met such that the shareholders receive a defined minimum purchase price. There is no similar provision in StorageTek's Certificate.

  POWER OF STOCKHOLDERS TO CALL SPECIAL MEETING. Network Systems' Certificate and Network Systems' Bylaws do not provide the stockholders the right to call a special meeting and does not allow its stockholders to take action by written consent. A special meeting of StorageTek stockholders may be called by 10 percent of the holders of the shares then outstanding and entitled to vote and StorageTek shareholders may take action by written consent.

  AUTHORIZED CAPITAL. StorageTek has 190,000,000 authorized shares of stock, consisting of (i) 150,000,000 shares of StorageTek Common Stock, par value $.10 per share, and (ii) 40,000,000 shares of preferred stock having a par value of $.01 per share. Network Systems has 65,000,000 authorized shares of capital stock consisting of (i) 60,000,000 shares of Network Systems Common Stock, par value $.02 per share, and (ii) 5,000,000 shares of preferred stock having a par value $.02 per share.

  ALTERATION OR AMENDMENT. The approval of either i) the holders of 80% or more of the combined voting power of the voting stock of Network Systems, or ii) the holders of 50% or more of the combined voting power of the voting stock of Network Systems and the Network Systems Board of Directors, is required for the alteration, amendment or repeal of, or the adoption of any provision inconsistent with the foregoing corporate governance provisions as stated in the Network Systems Certificate. The StorageTek Certificate does not contain such a supermajority provision.

ACCOUNTING TREATMENT

  It is intended that the Merger qualify as a "pooling of interests" for accounting purposes. It is a condition to the obligations of StorageTek to consummate the Merger that StorageTek shall have received from its auditors, Price Waterhouse LLP, a letter confirming that the Merger, if consummated, can properly be accounted for as a "pooling of interests" in accordance with generally accepted accounting principles. If such condition is not met and StorageTek elects to waive the condition and consummate the Merger, Network Systems will make appropriate revisions to and recirculate the Proxy Statement/Prospectus and resolicit the vote of the Network Systems shareholders. See "The Merger--Conditions for Merger and Other Provisions."

CONDITIONS FOR MERGER AND OTHER PROVISIONS

  The Merger Agreement contains a number of representations and warranties by each of the parties and the terms, covenants and conditions to be complied with and performed by each of them on or before the Effective Time.

  The obligations of StorageTek, Sub and Network Systems under the Merger Agreement are also subject to the fulfillment or waiver of the following conditions: (a) expiration of the waiting period under the HSR Act (which expired on October 12, 1994); (b) approval of the Merger by the requisite vote of the stockholders of Network Systems; (c) effectiveness of the Registration Statement; (d) approval for listing upon notice of issuance on the New York Stock Exchange of StorageTek Stock to be issued in the Merger (which was approved on October 14, 1994); (e) absence of any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction enacted, entered, issued, promulgated or enforced by any court or governmental authority prohibiting or restricting the effectuation of the Merger; and (f) absence of any governmental action or proceeding commenced or threatened which seeks to prohibit, restrain, invalidate or set aside the effectuation of the Merger.

  The obligations of StorageTek and Sub under the Merger Agreement are subject to the fulfillment or waiver of certain additional conditions, including the following: (a) Network Systems must have performed in all material respects all of its obligations and agreements contained in the Merger Agreement and related agreements; (b) as of the Effective Time, Network Systems' representations and warranties contained in the Merger Agreement and related agreements must be true in all material respects; (c) completion of all necessary corporate action on the part of Network Systems; (d) receipt by StorageTek of letters from Network Systems' affiliates covering sales of Network Systems and StorageTek Stock; (e) receipt by StorageTek of all material consents or waivers to the Merger; (f) receipt by StorageTek of letters from Network Systems' auditors regarding the performance of certain specified procedures (which was obtained on September 9,

1994); (g) receipt by StorageTek of a letter from StorageTek's auditors confirming that the Merger can be properly accounted for as a "pooling of interests;" (h) extinguishment or redemption of the Network Systems Rights; (i) receipt by StorageTek of legal opinions from Network Systems' general counsel and outside counsel; (j) receipt by StorageTek of certain officer's certificates; and (k) the absence of any material adverse change effecting Network Systems.

  The obligations of Network Systems under the Merger Agreement are subject to the fulfillment or waiver of the following additional conditions: (a) StorageTek and Sub must have performed in all material respects all of their obligations and agreements contained in the Merger Agreement and related agreements; (b) as of the Effective Time, StorageTek's and Sub's representations and warranties contained in the Merger Agreement and related agreements must be true in all material respects; (c) completion of all necessary corporate action on the part of StorageTek and Sub; (d) receipt by Network Systems of legal opinions from StorageTek's general counsel and outside counsel; (e) the absence of any material adverse change effecting StorageTek; and (f) receipt by Network Systems of certain officer's certificates.

  Certain of the foregoing conditions upon which the respective obligations of StorageTek, Sub and Network Systems under the Merger Agreement are subject may be waived by the party for whose benefit the condition exists. None of StorageTek, Sub or Network Systems has determined under what circumstances, if any, one or more of the foregoing conditions or any other conditions would be waived.

  The Merger Agreement may be amended by mutual written consent of StorageTek, Sub and Network Systems before or after approval by Network Systems' stockholders, except that after such stockholder approval, no amendment can modify the Exchange Ratio or otherwise alter the amount or form of consideration to be received by Network Systems' stockholders without further Network Systems' stockholder approval. The Merger Agreement does not otherwise require Network Systems' stockholder approval of amendments thereto, including any amendments adversely affecting Network Systems' stockholders. On August 25 and September 9, 1994, the parties amended several provisions of the Merger Agreement to extend certain deadlines set forth for certain conditions and clarify certain matters.

  The Merger Agreement may be terminated and the Merger abandoned (whether before or after approval by Network Systems' stockholders) prior to the Effective Time, as follows:

  Termination By Either Party. The Merger Agreement may be terminated prior to the Effective Time (i) by mutual consent of StorageTek and Network Systems, or
(ii) by either party if (a) there has been a material breach of any representation, warranty or covenant set forth in the Merger Agreement by the other party and such breach has made it impossible to satisfy the conditions to the Merger which have not been waived, (b) the Merger has not been consummated on or before February 28, 1995, other than due to a breach by the terminating party, (c) any court or governmental entity shall have prohibited consummation of the Merger Agreement or the transactions contemplated in connection therewith, or (d) the required approval of the stockholders of Network Systems is not received at the stockholders' meeting.

  Termination By Network Systems. Network Systems may terminate the Merger Agreement prior to the Effective Time (i) if the Average Price of StorageTek Stock is less than $30.37 per share, and StorageTek does not agree to make an Adjustment to Exchange Ratio (a "Market Out") or (ii) the Board of Directors of Network Systems exercises its right to accept a Topping Offer from a third party.

  See "The Merger--Expenses; Topping Offer" and "--Exchange of Shares; Fractional Shares; Adjustment of Exchange Ratio."

NO SOLICITATION

  Pursuant to the Merger Agreement, Network Systems has agreed that it will not directly or indirectly initiate, encourage or solicit any offer from any entity other than StorageTek relating to the acquisition of

Network Systems. Network Systems also agreed not to consider, entertain, recommend approval of or provide any confidential information to any entity other than StorageTek unless based on the advice of counsel, such action is necessary to fulfill fiduciary duties of the Network Systems Board of Directors or as required by applicable law. If the Board of Directors of Network Systems receives a bona fide offer and determines, in the exercise of its fiduciary duty, that such offer will result in a transaction more favorable to the Network Systems stockholders from a financial point of view than the transaction contemplated by the Merger Agreement and StorageTek does not make, within seven business days after receiving notice of such offer, an offer that Network Systems deems is superior to such offer, Network Systems may terminate the Merger Agreement and pay to StorageTek a fee of $16 million plus reimburse StorageTek for all of its expenses. Network Systems has agreed to promptly notify StorageTek of any such bona fide offer.

MERGER AND CONSOLIDATION CHARGES

  One-time merger and consolidation charges of between $6 and $8 million are expected to be recognized at the time the merger is consummated. These one-time charges may have a material impact on the results of operations in the quarter the merger is consummated, however, the charges are not expected to materially impact StorageTek's liquidity. See "Unaudited Pro Forma Condensed Combined Financial Statements."

EXPENSES; TOPPING OFFER

  If (i) the obligation to consummate the Merger is terminated pursuant to the Merger Agreement; (ii) Network Systems has engaged in any negotiations with a third party for any type of acquisition proposal, merger or stock sale relating to Network Systems since February 22, 1994, and prior to such termination; and
(iii) Network Systems completes a transaction with a third party which was initiated prior to six months from the date of such termination, and when combined with any dividends or distributions declared after August 8, 1994, and the value of any rights retained by holders of Network Systems Stock, yields more than $10.00 of value to holders of Network Systems Stock, then Network Systems will pay StorageTek a fee of $16 million and reimburse it for all reasonable expenses and fees incurred in connection with the Merger.

  In addition, if Network Systems terminates the obligation to consummate the Merger because of a Market Out, Network Systems will pay StorageTek a fee of $5 million. In all other circumstances, the parties have agreed that each party incurring expenses in connection with the Merger shall pay the respective expenses incurred by them.

REGULATORY APPROVALS

  Pursuant to the HSR Act and the rules promulgated thereunder, on September 12, 1994, StorageTek and Network Systems each furnished notification of the Merger and provided certain information to the Federal Trade Commission (the "FTC") and the Department of Justice (the "Department"). The waiting period under the HSR Act expired on October 12, 1994.

  At any time before or after the Effective Time, the FTC, the Department or a private person or entity could seek under the antitrust laws, among other things, to enjoin the Merger or to cause StorageTek to divest itself, in whole or in part, of Network Systems or of other businesses conducted by StorageTek. There can be no assurance that a challenge to the Merger will not be made or that, if such a challenge is made, StorageTek and Network Systems will prevail. The obligations of StorageTek and Network Systems to consummate the Merger are subject to the condition that there be no preliminary or permanent injunction or other order by any court or governmental or regulatory authority prohibiting consummation of the Merger. Each party has agreed to use all reasonable efforts to remove any such prohibition.

RESTRICTIONS ON RESALE; AFFILIATE AGREEMENTS

  The StorageTek Stock issuable in connection with the Merger has been registered under the Securities Act and will be freely tradable without further registration or restriction except as described below. In addition, if necessary, StorageTek intends to file a registration statement under the Securities Act to register the shares of StorageTek Stock issuable upon the exercise of the outstanding Options and shares issuable pursuant to Network Systems obligations under the Stock Purchase Plan which will be assumed by StorageTek in connection with the Merger. Such shares will also be freely tradable without further registration or restriction except as described below.

  StorageTek's obligation to complete the Merger is conditioned upon receiving executed agreements from each of the stockholders of Network Systems who may be deemed to control or be under common control with Network Systems at the time of the Meeting ("Affiliates") pursuant to which such Affiliates agree, among other matters, not to (i) sell or otherwise reduce such Affiliate's interest in or risk relative to any shares of StorageTek Stock received in the Merger until financial results covering at least 30 days of combined post-Merger operations of StorageTek and Network Systems have been made publicly available, or (ii) dispose of shares of StorageTek Stock received in the Merger in violation of the Securities Act or the rules and regulations of the SEC promulgated thereunder.

  Affiliates may not sell the approximately 266,970 shares of StorageTek Stock they will acquire in connection with the Merger or the approximately 212,581 shares they may subsequently acquire pursuant to the exercise of the Options, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 promulgated under the Securities Act, or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for two years following the Merger, an Affiliate (together with certain related persons) would be entitled to sell shares of StorageTek Stock acquired in connection with the Merger only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144 of the Securities Act. Additionally, the number of shares to be sold by an Affiliate (together with certain related persons and persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of StorageTek Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would only be available to Affiliates if StorageTek remains current with its informational filings with the SEC under the Exchange Act. After two years, Affiliates would be able to sell such StorageTek Stock without such manner of sale or volume limitations as long as StorageTek was current with its informational filings under the Exchange Act and such Affiliate was not then an affiliate of StorageTek. Three years after the Effective Time, Affiliates would be able to sell such shares of StorageTek Stock without any restrictions so long as they had not been an affiliate of StorageTek for at least three months prior thereto.

OPERATION OF BUSINESS PRIOR TO MERGER

  Until the Effective Date or the termination of the Merger Agreement, Network Systems has agreed to operate its business in the ordinary course and to use all reasonable efforts to preserve all of Network Systems' assets and business relationships. In furtherance of the foregoing, Network Systems has agreed not to engage in certain actions, including amending its certificate of incorporation, paying dividends, issuing additional capital stock, incurring any material liabilities, acquiring another company or waiving any material rights.

                  RECENT DEVELOPMENTS OF NETWORK SYSTEMS

  On December 19, 1994, Network System's Board of Directors approved an expense reduction plan in an effort to reduce costs to a level supportable by anticipated revenues. The plan is expected to result in a charge during the fourth quarter of 1994 to product costs; research and development costs; and selling, general and administrative costs aggregating up to $8 million. Network Systems expects to carry out this expense reduction plan regardless of whether the contemplated merger with Storage Technology Corporation proceeds.

  The significant components of the expected fourth quarter charge include an accrual of approximately $2.5 million for the severance of approximately 140 employees; an accrual of approximately $1.9 million for future lease commitments, net of estimated future sublease rental income, associated with excess lease space; a writedown of approximately $2.4 million associated with equipment, leasehold improvements and repair parts to be abandoned and $0.3 million of other miscellaneous exit costs. Net assets will be correspondingly reduced by $7.1 million as of December 31, 1994.

  The plan is expected to result in reduced operating expenses of approximately $8.9 million in 1995 consisting of reduced payroll, lease and depreciation expense of $7.1 million, $1.3 million and $0.5 million, respectively. The plan is expected to result in reduced operating expenses of $9.5 million in 1996 consisting of reduced payroll, lease and depreciation expense of $7.7 million, $1.3 million and $0.5 million, respectively.

  The majority of the $2.5 million of severance accruals are expected to be paid during the first quarter of 1995. With respect to the expected long-term effects of the expense reduction plan on Network System's cash flows, the plan is expected to result in cash savings of approximately $4.6 million and $7.7 million in 1995 and 1996, respectively, principally in the form of reduced payroll, net of the estimated severance payments.

  The above estimates of expense reductions and cash savings are estimates based on the available information and certain assumptions that Network Systems believes are reasonable in the circumstances. There can be no assurance, however, that these savings can be achieved.

  StorageTek has reviewed the expense reduction plan as outlined in Network System's Form 8-K and does not anticipate this plan will have a material effect on the combined companies' financial position, results of operations, or liquidity subsequent to consummation of the Merger."

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

  The following Unaudited Pro Forma Condensed Combined Balance Sheet as of September 1994, and the related Unaudited Pro Forma Condensed Combined Statements of Operations for the nine months ended September 1994, and for each of the three years in the period ended December 1993, give effect to the Merger. This pro forma information has been prepared utilizing the historical consolidated financial statements of StorageTek and Network Systems, and should be read in conjunction with the historical financial statements and notes thereto, which are incorporated by reference herein. These unaudited pro forma condensed combined financial statements are provided for comparative purposes only and do not purport to be indicative of the results which actually would have been obtained if the Merger had been effected for the periods indicated, or of results which may be obtained in the future.

  These unaudited pro forma condensed combined financial statements are based on the pooling of interests method of accounting for the Merger. The pro forma adjustments are described in the accompanying notes. These unaudited pro forma condensed combined financial statements assume the combination of StorageTek and Network Systems had occurred on the first day of the earliest period presented.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                           (IN THOUSANDS OF DOLLARS)

                                              SEPTEMBER 1994
                            ------------------------------------------------------
                                    HISTORICAL                 PRO FORMA
                            ---------------------------- -------------------------
                            STORAGETEK   NETWORK SYSTEMS ADJUSTMENTS     COMBINED
                            ---------------------------- -----------    ----------
ASSETS
Cash and marketable secu-
 rities...................  $   188,366     $ 20,969                    $  209,335
Accounts and notes receiv-
 able.....................      271,537       74,993      $(30,662)(a)     315,868
Net investment in sales-
 type leases..............      403,655                                    403,655
Inventories...............      279,568       25,785                       305,353
Computer equipment, net...      130,110                     12,104 (a)     142,214
Spare parts, net..........       51,882                      4,757 (b)      56,639
Property, plant and equip-
 ment, net................      322,685       50,760        (4,757)(b)     368,688
Deferred income tax as-
 sets, net................       51,788       18,830           230 (a)      57,151
                                                           (13,697)(c)
Goodwill and other intan-
 gible assets.............       46,674       41,062                        87,736
Other assets..............       95,266       63,422                       158,688
                            -----------     --------      --------      ----------
  Total assets............  $ 1,841,531     $295,821      $(32,025)     $2,105,327
                            ===========     ========      ========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and ac-
 crued liabilities........  $   292,149     $ 39,393      $ (2,606)(a)  $  335,936
                                                             7,000 (e)
Other liabilities.........        9,204       23,773        (5,918)(c)      27,059
Convertible subordinated
 debentures...............      145,645                                    145,645
Nonrecourse borrowings....      182,881                                    182,881
Other long-term debt......      171,934        1,000                       172,934
                            -----------     --------      --------      ----------
  Total liabilities.......      801,813       64,166        (1,524)        864,455
                            ===========     ========      ========      ==========
Preferred stock...........           35                                         35
Common stock..............        4,406          606           187 (d)       5,199
Capital in excess of par
 value....................    1,438,560      114,043          (187)(d)   1,552,416
Accumulated earnings (def-
 icit)....................     (397,354)     117,816       (15,722)(a)    (310,039)
                                                            (7,779)(c)
                                                            (7,000)(e)
Other equity..............       (5,929)        (810)                       (6,739)
                            -----------     --------      --------      ----------
  Total stockholders' eq-
   uity...................    1,039,718      231,655       (30,501)      1,240,872
                            -----------     --------      --------      ----------
  Total liabilities and
   stockholders' equity...  $ 1,841,531     $295,821      $(32,025)     $2,105,327
                            ===========     ========      ========      ==========

     The accompanying notes are an integral part of the unaudited pro forma condensed combined balance sheet.

          NOTE TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

(a) To adjust balance sheet accounts to reflect revenue recognition for Network Systems' product sales to end-user customers which are recorded at the time of shipment to the time of customer acceptance, consistent with StorageTek's policy. These balance sheet adjustments result from associated adjustments to the combined results of operations; including accounts receivable associated with revenue, computer equipment (representing equipment shipped awaiting revenue recognition) associated with cost of revenue, accrued liabilities associated with direct sales expense, and deferred income tax assets associated with the related tax effects.
(b) To reclassify Network Systems' spare parts held for field service consistent with StorageTek's accounting policy.
(c) To reflect the combined tax position as if the Merger had occurred at the beginning of the earliest period presented. This adjustment is based on the evaluation of a variety of factors including: the number of years the combined companies' operating losses and tax credits can be carried forward, the existence of taxable temporary differences, the combined companies' earnings history, the combined companies' near-term earnings expectations, and possible reductions to net operating loss carryforwards as a result of proposed adjustments by the Internal Revenue Service to previously filed federal income tax returns.
(d) To record the exchange of Network Systems Stock for StorageTek Stock. StorageTek will also reserve additional shares (approximately 600,000 shares) for issuance on exercise of Network Systems' outstanding options.

(e) To adjust the pro forma condensed combined balance sheet to reflect one-time merger and consolidation charges which will be expensed at the time the merger is consummated as required under the "pooling of interests" accounting method. These charges are presently estimated to be approximately $7 million. Direct merger expenses are estimated to be approximately $4 million. Direct merger expenses include financial advisor fees of approximately $2,300,000, outside legal and accounting fees of approximately $900,000, and various other costs and filing fees of approximately $800,000. Integration costs of $3 million have also been estimated for the purposes of the pro forma condensed combined balance sheet. These costs are expected to consist largely of costs associated with integrating accounting and other business systems, and costs resulting from the elimination of duplicative operations. The actual amount of the integration costs to be incurred will be determined upon the completion of a detailed integration plan, which is expected to occur after consummation of the proposed merger.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                       NINE MONTHS ENDED SEPTEMBER 1994
                                  ---------------------------------------------
                                      HISTORICAL              PRO FORMA
                                  --------------------  -----------------------
                                              NETWORK
                                  STORAGETEK  SYSTEMS   ADJUSTMENTS   COMBINED
                                  ----------  --------  -----------  ----------
Revenue.......................... $1,108,813  $176,426    $3,615(a)  $1,288,854
Cost of revenue..................    727,182    88,990     1,221(a)     817,393
                                  ----------  --------    ------     ----------
Gross margin.....................    381,631    87,436     2,394        471,461
Research and product development
 costs...........................    122,223    26,315                  148,538
Marketing, general,
 administrative and other income
 and expense, net................    242,746    59,752       308(a)     302,806
                                  ----------  --------    ------     ----------
 Operating profit................     16,662     1,369     2,086         20,117
Interest (income) and expense,
 net.............................     (3,363)   (2,956)                  (6,319)
                                  ----------  --------    ------     ----------
Income before income taxes.......     20,025     4,325     2,086         26,436
Provision for income taxes.......      6,700     1,620       780(a)       9,100
                                  ----------  --------    ------     ----------
 Net income......................     13,325     2,705     1,306         17,336
Preferred stock dividend.........      9,056                              9,056
                                  ----------  --------    ------     ----------
Income applicable to common
 shares.......................... $    4,269  $  2,705    $1,306     $    8,280
                                  ==========  ========    ======     ==========
Earnings per common share........ $     0.10  $   0.09               $     0.16
                                  ==========  ========               ==========
Weighted average common shares
 and equivalents.................     44,481    30,104                   52,362
                                  ==========  ========               ==========


     The accompanying notes are an integral part of the unaudited pro forma condensed combined statement of operations.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                       YEAR ENDED DECEMBER 1993
                              -----------------------------------------------
                                  HISTORICAL              PRO FORMA
                              --------------------  -------------------------
                                          NETWORK
                              STORAGETEK  SYSTEMS   ADJUSTMENTS     COMBINED
                              ----------  --------  -----------    ----------
Revenue...................... $1,404,752  $215,558   $ (2,619)(a)  $1,617,691
Cost of revenue..............    965,913   109,090     (2,219)(a)   1,072,784
                              ----------  --------   --------      ----------
Gross margin.................    438,839   106,468       (400)        544,907
Research and product
 development costs...........    163,286    27,762                    191,048
Marketing, general,
 administrative and other
 income and expense, net.....    324,823    68,916        252 (a)     393,991
Restructuring, acquisition,
 and acquired research and
 development costs...........     74,772    15,642                     90,414
                              ----------  --------   --------      ----------
Operating loss...............   (124,042)   (5,852)      (652)       (130,546)
Interest (income) and
 expense, net................    (11,246)   (7,339)                   (18,585)
                              ----------  --------   --------      ----------
Income (loss) before income
 taxes and cumulative effect
 of accounting change........   (112,796)    1,487       (652)       (111,961)
Provision (benefit) for
 income taxes................      5,000      (720)      (432)(a)       9,500
                                                        5,652 (b)
Income (loss) before
 cumulative effect of
 accounting change...........   (117,796)    2,207     (5,872)       (121,461)
Preferred stock dividend.....      9,805                                9,805
                              ----------  --------   --------      ----------
Income (loss) applicable to
 common shares before
 cumulative effect of
 accounting change........... $ (127,601) $  2,207   $ (5,872)     $ (131,266)
                              ==========  ========   ========      ==========
Earnings (loss) per common
 share before cumulative
 effect of accounting change. $    (2.98) $   0.07                 $    (2.59)
                              ==========  ========                 ==========
Weighted average common
 shares and equivalents......     42,800    30,118                     50,652
                              ==========  ========                 ==========


     The accompanying notes are an integral part of the unaudited pro forma condensed combined statement of operations.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                       YEAR ENDED DECEMBER 1992
                             --------------------------------------------------
                                  HISTORICAL                PRO FORMA
                             ----------------------  --------------------------
                                           NETWORK
                             STORAGETEK    SYSTEMS   ADJUSTMENTS     COMBINED
                             -----------  ---------  -----------    -----------
Revenue..................... $ 1,550,945  $ 219,118   $  4,262 (a)  $ 1,774,325
Cost of revenue.............   1,074,199    102,729      2,828 (a)    1,179,756
                             -----------  ---------   --------      -----------
Gross margin................     476,746    116,389      1,434          594,569
Research and product
 development costs..........     152,702     24,997                     177,699
Marketing, general,
 administrative and other
 income and expense, net....     315,475     72,595        426 (a)      388,496
Restructuring, acquisition,
 and acquired research and
 development costs..........                 60,310                      60,310
                             -----------  ---------   --------      -----------
Operating profit (loss).....       8,569    (41,513)     1,008          (31,936)
Interest (income) and
 expense, net...............     (18,465)    (7,429)                    (25,894)
                             -----------  ---------   --------      -----------
Income (loss) before income
 taxes......................      27,034    (34,084)     1,008           (6,042)
Provision for income taxes..      17,700      5,590      1,783 (a)       27,200
                                                         2,127 (b)
                             -----------  ---------   --------      -----------
Net income (loss)........... $     9,334  $ (39,674)  $ (2,902)     $   (33,242)
                             ===========  =========   ========      ===========
Earnings (loss) per share... $      0.22  $   (1.31)                $     (0.66)
                             ===========  =========                 ===========
Weighted average common
 shares and equivalents.....      43,347     30,313                      50,167
                             ===========  =========                 ===========


          The accompanying notes are an integral part of the unaudited pro forma condensed combined statement of operations.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                       YEAR ENDED DECEMBER 1991
                             --------------------------------------------------
                                  HISTORICAL                PRO FORMA
                             ----------------------  --------------------------
                                           NETWORK
                             STORAGETEK    SYSTEMS   ADJUSTMENTS     COMBINED
                             -----------  ---------  -----------    -----------
Revenue....................  $ 1,619,520  $ 198,728   $ (10,707)(a) $ 1,807,541
Cost of revenue............    1,105,077     96,305      (3,584)(a)   1,197,798
                             -----------  ---------   ---------     -----------
Gross margin...............      514,443    102,423      (7,123)        609,743
Research and product
 development costs.........      123,269     21,417                     144,686
Marketing, general,
 administrative and other
 income and expense, net...      300,253     64,174      (1,071)(a)     363,356
Restructuring,
 acquisition,and acquired
 research and development
 costs.....................        5,104      3,974                       9,078
                             -----------  ---------   ---------     -----------
Operating profit...........       85,817     12,858      (6,052)         92,623
Interest (income) and
 expense, net..............      (16,395)   (10,546)                    (26,941)
                             -----------  ---------   ---------     -----------
Income before income taxes.      102,212     23,404      (6,052)        119,564
Provision for income taxes.       12,400      8,190         610 (a)      21,200
                             -----------  ---------   ---------     -----------
Net income.................  $    89,812  $  15,214   $  (6,662)    $    98,364
                             ===========  =========   =========     ===========
Earnings per share.........  $      2.17  $    0.50                 $      1.99
                             ===========  =========                 ===========
Weighted average common
 shares and equivalents....       41,298     30,686                      49,332
                             ===========  =========                 ===========


          The accompanying notes are an integral part of the unaudited pro forma condensed combined statement of operations.

    NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

(a) To adjust revenue and associated costs and expenses to reflect revenue recognition for Network Systems' product sales to end-user customers which are recorded at the time of shipment to the time of customer acceptance, consistent with StorageTek's policy. These adjustments reflect the appropriate reversal (including the effects of rollovers from prior periods) of revenue and related cost of revenue, as well as direct sales expense, and the related tax effects.
(b) To reflect the combined tax position as if the Merger had occurred at the beginning of the earliest period presented. This adjustment is based on the evaluation of a variety of factors including: the number of years the combined companies' operating losses and tax credits can be carried forward, the existence of taxable temporary differences, the combined companies' earnings history, the combined companies' near-term earnings expectations, and possible reductions to net operating loss carryforwards as a result of proposed adjustments by the Internal Revenue Service to previously filed federal income tax returns.
(c) The accompanying Unaudited Pro Forma Condensed Combined Statements of Operations exclude any merger expenses or other nonrecurring costs associated with integrating the operations of the businesses. Although the operational and transition plans are not completed at this time, the management of StorageTek believes a one-time charge associated with the Merger of approximately $7 million will be recognized at the time the merger is consummated. See footnote (e) to the Unaudited Pro Forma Condensed Combined Balance Sheet for additional description of the components of this charge.

                                    EXPERTS

  The consolidated financial statements of StorageTek incorporated in this Proxy Statement/Prospectus by reference, except as they relate to the unaudited consolidated financial statements of StorageTek included in the Quarterly Reports on Form 10-Q for the fiscal quarters ended April 1, July 1, and September 30, 1994, have been audited by Price Waterhouse LLP and KPMG Peat Marwick LLP, independent accountants. The companies and periods covered by these audits are indicated in the individual accountants' reports. Such consolidated financial statements have been so incorporated in reliance on the reports of the two independent accountants given on the authority of such firms as experts in auditing and accounting.

  The consolidated financial statements of Network Systems incorporated by reference in Network Systems' Annual Report (Form 10-K) for the year ended December 31, 1993, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             CERTAIN LEGAL MATTERS

  The legality of the StorageTek Stock to be issued in connection with the Merger is being passed upon for StorageTek by W. Russell Wayman, General Counsel and Secretary of StorageTek (who currently owns 6,781 shares, and holds options to purchase an additional 23,263 shares of StorageTek Stock). The opinion of counsel described under "The Merger--Certain Federal Income Tax Consequences" has been rendered by Oppenheimer Wolff & Donnelly, counsel to Network Systems, which opinion is subject to various assumptions and qualifications and is based upon current law.

                             ADJOURNMENT OF MEETING

  In the event that there are not sufficient votes to approve and adopt the Merger Agreement at the time of the Meeting, the proposal concerning the Merger Agreement could not be approved unless the Meeting were adjourned in order to permit further solicitation of proxies from Network Systems stockholders. In order to allow proxies that have been received by Network Systems at the time of the Meeting to be voted for such adjournment, if necessary, Network Systems is submitting the question of adjournment under such circumstances to its stockholders as a separate matter for their consideration. If it is necessary to adjourn the Meeting and the adjournment is for a period of less than 30 days, no notice of the time and place of the adjourned meeting is required to be given to stockholders other than an announcement of such time and place at the Meeting. A majority of the shares represented and voting at the Meeting is required to approve any such adjournment, provided that a quorum is present. THE BOARD OF DIRECTORS OF NETWORK SYSTEMS RECOMMENDS THAT NETWORK SYSTEMS STOCKHOLDERS VOTE FOR THE PROPOSAL TO ADJOURN THE MEETING IF NECESSARY TO PERMIT FURTHER SOLICITATION OF PROXIES.

                                                                      APPENDIX A

                                   RESTATED

                                   AGREEMENT

                                      AND

                                 PLAN OF MERGER


                                 BY AND AMONG


                        STORAGE TECHNOLOGY CORPORATION,

                          STORAGETEK EAGLE CORPORATION

                                      AND

                          NETWORK SYSTEMS CORPORATION


                                     DATED

                                AUGUST 8, 1994

                                        AS

                                   AMENDED ON

                                AUGUST 25, 1994

                                      AND

                               SEPTEMBER 9, 1994

                                AND RESTATED ON

                             NOVEMBER 15, 1994

                               TABLE OF CONTENTS
                               -----------------
                                                                         Page(s)
                                                                         -------

RECITALS.................................................................   1

ARTICLE I THE MERGER.....................................................   2

        Section 1.01   The Merger........................................   2

        Section 1.02   Effective Time....................................   2

        Section 1.03   Certificate of Incorporation and By-Laws of the
                       Surviving Corporation.............................   2

        Section 1.04   Board of Directors and Officers...................   2

        Section 1.05   Conversion of Shares..............................   3

        Section 1.06   Adjustments to Conversion Number..................   3

        Section 1.07   Surrender of Certificates; Payment for and
                       Exchange of Shares................................   3

        Section 1.08   No Fractional Shares..............................   6

        Section 1.09   Adjustment Event..................................   6

        Section 1.10   No Further Transfers..............................   6

ARTICLE II RELATED MATTERS...............................................   7

        Section 2.01   Treatment of Stock Options........................   7

        Section 2.02   Stockholder Approvals.............................   7

        Section 2.03   Proxy Statement, Etc..............................   8

        Section 2.04   Registration Statement............................   8

        Section 2.05   Compliance with the Securities Act................   8

        Section 2.06   Stock Exchange Listing............................   9

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY................   9

        Section 3.01   Corporate Organization............................   9

                               TABLE OF CONTENTS
                               -----------------
                                                                         Page(s)
                                                                         -------

        Section 3.02   Authorization.....................................   9

        Section 3.03   Capitalization....................................  10

        Section 3.04   Affiliated Entities...............................  10

        Section 3.05   SEC Reports and Financial Statements..............  12

        Section 3.06   Absence of Certain Changes or Events..............  12

        Section 3.07   Consents and Approvals; No Violation..............  13

        Section 3.08   Undisclosed Liabilities...........................  13

        Section 3.09   Taxes.............................................  14

        Section 3.10   Title and Related Matters.........................  15

        Section 3.11   Patents, Trademarks, and Other Intellectual
                       Property..........................................  15

        Section 3.12   Material Contracts................................  16

        Section 3.13   Litigation........................................  17

        Section 3.14   Insurance.........................................  17

        Section 3.15   Compliance with Laws..............................  18

        Section 3.16   Employee Benefit Plans............................  18

        Section 3.17   Employment Related Agreements.....................  19

        Section 3.18   Labor Agreements and Controversies................  19

        Section 3.19   Environmental Matters.............................  19

        Section 3.20   Absence of Questionable Payments..................  21

        Section 3.21   Ownership of Parent Shares........................  22

        Section 3.22   Certain Fees......................................  22

                               TABLE OF CONTENTS
                               -----------------
                                                                         Page(s)
                                                                         -------

        Section 3.23   Disclosure........................................  22

        Section 3.24   Proxy Statement, Etc..............................  22

        Section 3.25   Accounts Receivable; Inventory; Goodwill; and
                       Leasing Transactions..............................  23

        Section 3.26   Post-Retirement and Post-Employment Benefit
                       Obligations.......................................  23

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PARENT AND THE
           SUBSIDIARY....................................................  24

        Section 4.01   Corporate Organization............................  24

        Section 4.02   Authorization.....................................  24

        Section 4.03   Capitalization....................................  24

        Section 4.04   Financial Statements and Reports..................  25

        Section 4.05   Absence of Certain Changes........................  26

        Section 4.06   Consents and Approvals; No Violations.............  26

        Section 4.07   Litigation........................................  27

        Section 4.08   Compliance with Laws..............................  27

        Section 4.09   Registration Statement............................  27

        Section 4.10   No Undisclosed Liabilities........................  28

        Section 4.11   Disclosure........................................  29

ARTICLE V COVENANTS......................................................  29

        Section 5.01   Conduct of Business of the Company................  29

        Section 5.02   No Solicitation...................................  31

        Section 5.03   Access to Information.............................  32

                               TABLE OF CONTENTS
                               -----------------
                                                                         Page(s)
                                                                         -------

        Section 5.04   Agreements of Affiliates..........................  33

        Section 5.05   All Reasonable Efforts............................  33

        Section 5.06   Public Announcements..............................  33

        Section 5.07   Notification of Certain Matters...................  34

        Section 5.08   Indemnification and Insurance.....................  34

        Section 5.09   Regulatory Approvals..............................  36

        Section 5.10   Pooling...........................................  36

        Section 5.11   Employee Matters..................................  36

        Section 5.12   Other Matters.....................................  38

        Section 5.13   Redemption of Rights..............................  38

        Section 5.14   Disclosure Schedule Supplement and Review.........  38

ARTICLE VI CLOSING.......................................................  39

        Section 6.01   Time and Place....................................  39

        Section 6.02   Deliveries at the Closing.........................  39

ARTICLE VII CONDITIONS TO THE MERGER.....................................  40

        Section 7.01   Conditions to the Obligations of the Parent, the
                       Subsidiary and the Company........................  40

        Section 7.02   Additional Conditions to the Obligations of the
                       Parent and the Subsidiary.........................  41

        Section 7.03   Additional Conditions to the Obligations of the
                       Company...........................................  42

ARTICLE VIII TERMINATION AND ABANDONMENT.................................  43

        Section 8.01   Termination.......................................  43

                               TABLE OF CONTENTS
                               -----------------
                                                                         Page(s)
                                                                         -------

        Section 8.02   Fees and Expenses.................................  46

        Section 8.03   Procedure and Effect of Termination...............  47

ARTICLE IX GENERAL PROVISIONS............................................  47

        Section 9.01   Amendment and Modification........................  47

        Section 9.02   Waiver of Compliance; Consents....................  47

        Section 9.03   Validity..........................................  48

        Section 9.04   Parties in Interest...............................  48

        Section 9.05   Survival of Representations, Warranties,

        Section 9.06   Notices...........................................  48

        Section 9.07   Governing Law.....................................  49

        Section 9.08   Counterparts......................................  49

        Section 9.09   Table of Contents and Headings....................  49

        Section 9.10   Entire Agreement..................................  49

        Section 9.11   Miscellaneous.....................................  50

                    RESTATED AGREEMENT AND PLAN OF MERGER

          THIS RESTATED AGREEMENT AND PLAN OF MERGER, dated as of November 15, 1994 (the "Agreement"), is among Storage Technology Corporation, a Delaware corporation (the "Parent"), StorageTek Eagle Corporation, a Delaware corporation and a direct wholly-owned subsidiary of the Parent (the "Subsidiary"), and Network Systems Corporation, a Delaware corporation (the "Company").

                                    RECITALS

          The Boards of Directors of the Parent, the Subsidiary and the Company have approved the merger of the Subsidiary with and into the Company (the "Merger"). The Merger will have the effects set forth in this Agreement and as a result of the Merger, shares of common stock of the Company will be converted into shares of common stock of the Parent and the Company will become a wholly-owned subsidiary of the Parent. For accounting purposes, it is intended that the Merger shall be recorded as a pooling of interests and for tax purposes it is intended that the Merger shall qualify as a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

          The Parent and certain shareholders of the Company have entered into various agreements (collectively, the "Shareholder Agreements") substantially in the form of Exhibit A to this Agreement by which such shareholders have, among
            ---------
other things, consented to the Merger and agreed to vote such shares in favor of the Merger unless the Board of Directors, in the exercise of its fiduciary duty, has withdrawn its recommendation to shareholders of the Company to vote in favor of the Merger.

          Parent, Subsidiary and Company entered into an Agreement and Plan of Merger on August 8, 1994 (the "Original Agreement"). The Original Agreement was amended on August 25, 1994, and September 9, 1994 (collectively, the "Amendments"). The parties desire to restate the Original Agreement to incorporate the Amendments.

                                   ARTICLE I

                                  THE MERGER

          Section 1.01   The Merger
                         ----------

          Upon the terms and subject to the satisfaction or, if permissible, waiver of the conditions of this Agreement, at the Effective Time (as defined in Section 1.02 hereof), the Subsidiary shall be merged with and into the Company in accordance with the applicable provisions of Delaware law and the separate existence of Subsidiary shall thereupon cease, and the Company, which shall be and which is hereinafter sometimes referred to as the "Surviving Corporation," shall continue its corporate existence under the laws of the State of Delaware under the name "Network Systems Corporation." From and after the Effective Time, the Company shall possess all of the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations, all as set forth in Section 259 of the General Corporation Law of the State of Delaware (the "DGCL").

          Section 1.02   Effective Time
                         --------------

          On the date of the closing of the Merger referred to in Section 6.01 hereof, a Certificate of Merger in such form as required by, and executed in accordance with, the relevant provisions of the DGCL shall be filed with the Secretary of State of Delaware. The Merger shall become effective at the time of such filing, and the date and time of such filing is hereinafter referred to as the "Effective Time."

          Section 1.03   Certificate of Incorporation and By-Laws of the
                         -----------------------------------------------
                         Surviving Corporation
                         ---------------------

          The Certificate of Incorporation and By-laws of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by law.

          Section 1.04   Board of Directors and Officers
                         -------------------------------

          The directors of Subsidiary and the officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each of such directors and officers to hold office, subject to the applicable provisions of the Certificate of Incorporation and By-laws of the Surviving Corporation, until their successors are duly elected and qualified, or their earlier death, resignation or removal.

          Section 1.05   Conversion of Shares
                         --------------------

          At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

          (a) each share of common stock, par value $.02 per share, of the Company (the "Company Common Stock") then owned by Parent, Subsidiary or any other direct or indirect subsidiary of Parent and each share of Company Common Stock then held in the treasury of the Company shall be canceled, and no payment shall be made nor other consideration paid with respect thereto;

          (b) each then remaining outstanding share of Company Common Stock shall be converted into the right to receive .2618 of a share (subject to adjustment pursuant to Sections 1.06 and 1.09 below, the "Conversion Number") of common stock, $.10 par value per share of Parent (the "Parent Common Stock"), (collectively, the "Merger Consideration"); and

          (c) all then outstanding shares of common stock of Subsidiary shall be converted into one hundred newly issued shares of common stock of the Surviving Corporation.

          Section 1.06   Adjustments to Conversion Number
                         --------------------------------

          The Conversion Number shall be adjusted to give effect to any Adjustment Event (as defined in Section 1.09 hereof).

          Section 1.07   Surrender of Certificates; Payment for and Exchange of
                         ------------------------------------------------------
                         Shares
                         ------

          (a) Prior to the Effective Time, Parent shall designate a bank or trust company to act as exchange agent (the "Exchange Agent") for the purpose of effecting the issuance of certificates contemplated hereby and making cash payments in lieu of fractional shares. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each record holder of a certificate or certificates, which immediately prior to the Effective Time represented shares of Company Common Stock (other than those owned by Parent, Subsidiary or any other subsidiary of Parent), a notice and form of letter of transmittal advising such holder of the effectiveness of the Merger and the procedure for surrendering such certificate or certificates to the Exchange Agent for exchange for the Merger Consideration in accordance with this Agreement. Upon the surrender to the Exchange Agent of such certificate or certificates, together with a letter of transmittal duly executed and completed in accordance with the instructions thereon, the Exchange Agent shall promptly cause to be issued to such person the number of whole shares of Parent Common Stock to which such person is entitled and cash payments in lieu of fractional shares, as provided in Section 1.08. No interest shall be paid or accrued in respect of such cash payments.

          (b) Until surrendered in accordance with the provisions hereof, each certificate representing shares of Company Common Stock outstanding immediately prior to the Effective Time (other than shares owned by Parent, Subsidiary or any other subsidiary of Parent) shall, except as provided in the following sentence, be deemed for all purposes to solely represent (i) the ownership of the number of whole shares of Parent Common Stock into which such shares of Company Common Stock have been converted in accordance with this Agreement, and
(ii) the right to receive cash in lieu of fractional share interests pursuant to
Section 1.08 hereof. Until such certificates are so surrendered, the holders thereof shall not be entitled to vote or receive any dividend or other distribution payable to holders of shares of Parent Common Stock; provided, however, that upon the surrender of such certificates representing shares of Company Common Stock in exchange for certificates representing shares of Parent Common Stock, there shall be paid to the record holder of the certificate or certificates representing shares of Parent Common Stock issued upon such exchange the amount of dividends or other distributions which theretofore became payable and were not paid with respect to the number of shares of Parent Common Stock represented by the certificate or certificates issued upon such surrender. In no event shall the persons entitled to receive such dividends or distributions be entitled to receive interest thereon. All dividends or other distributions declared after the Effective Time with respect to Parent Common Stock and payable to the holders of record thereof after the Effective Time which are payable to holders of certificates representing shares of Company Common Stock not theretofore surrendered and exchanged for certificates representing shares of Parent Common Stock shall be paid or delivered by Parent to the Exchange Agent in trust for the benefit of such holders. All such dividends or other distributions held by the Exchange Agent for payment or delivery to the holders of unsurrendered certificates representing Company Common Stock and unclaimed at the end of one year from the Effective Time shall be repaid or redelivered by the Exchange Agent to Parent, after which time any holder of certificates representing Company Common Stock who has not theretofore surrendered such certificates to the Exchange Agent shall, subject to applicable law, look as a general creditor only to Parent for payment or delivery of such dividends or distributions. Any certificates for shares of Parent Common Stock and any cash payable in lieu of fractional share interests delivered or made available to the Exchange Agent pursuant to this Agreement and not exchanged for certificates representing Company Common Stock within one year after the Effective Time shall also be returned by the Exchange Agent to Parent subject to the rights of holders of unsurrendered certificates for shares of Company Common Stock, cash payable in lieu of fractional share interest under this Section 1.07. Notwithstanding the foregoing, neither Parent, the Exchange Agent nor any other party hereto shall be liable to any holder of Company Common Stock for any Parent Common Stock or dividends or distributions thereon, or cash in lieu of fractional share interests, delivered to a public official pursuant to applicable escheat or similar laws.

          (c) If payment is to be made or any certificates for shares of Parent Common Stock are to be issued to a person other than the person in whose name the certificate for shares of Company Common Stock surrendered in exchange therefor is registered, it shall be a condition of such payment or exchange that the certificate so surrendered shall be properly endorsed (with such signature guarantees as may be required by the letter of transmittal) and otherwise in proper form for transfer and that the person requesting such payment or exchange shall pay any transfer or other taxes required by reason of the payment and issuance of certificates for shares of Parent Common Stock to a person other than the registered holder of the certificate surrendered or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

          (d) Prior to the Effective Time, Parent shall reserve a sufficient number of authorized but unissued shares of Parent Common Stock for issuance in connection with the conversion of Company Common Stock into Parent Common Stock as provided herein. Promptly after the Effective Time, Parent shall make available, or cause to be made available, to the Exchange Agent the shares of Parent Common Stock and shall make arrangements to provide the Exchange Agent with sufficient funds as and when necessary to enable the Exchange Agent to effect the exchange of certificates and to make the cash payments in lieu of fractional shares contemplated hereby.

          (e) In the event that any certificate for Company Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock and cash in lieu of fractional shares, if any, as may be required pursuant to this Agreement; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the certificate alleged to have been lost, stolen or destroyed.

          (f) Each person entitled to receive shares of Parent Common Stock pursuant to this Agreement shall receive together with such shares the number of Parent's Series B Junior Participating Preferred Stock Purchase Rights (pursuant to the Rights Agreement dated as of August 20, 1990 between Parent and First Fidelity Bank, N.A. (the "Parent Rights Plan")) per share of Parent Common Stock equal to the number of such preferred stock purchase rights associated with one share of Parent Common Stock on the Effective Time.

          Section 1.08   No Fractional Shares
                         --------------------

          No fractions of a share of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of shares of Company Common Stock otherwise entitled to a fraction of a share of Parent Common Stock shall, upon surrender of his certificate or certificates, be entitled to receive an amount of cash (without interest) determined by multiplying the closing price for Parent Common Stock as reported on the New York Stock Exchange ("NYSE") Composite Transactions on the business day two days prior to the Effective Date by the fractional share interest to which such holder would otherwise be entitled.

          Section 1.09   Adjustment Event
                         ----------------

          In the event of any change in Parent Common Stock between the date of this Agreement and the Effective Time by reason of any stock dividend, split-up, reclassification, recapitalization, combination, exchange of shares or the like (an "Adjustment Event"), the Conversion Number shall be appropriately adjusted.

          Section 1.10   No Further Transfers
                         --------------------

          After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of any shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates for shares of Company Common Stock are presented to the Surviving Corporation for transfer, they shall be canceled and exchanged for the Merger Consideration as provided herein.

                                  ARTICLE II

                                RELATED MATTERS

          Section 2.01   Treatment of Stock Options
                         --------------------------

          At or immediately prior to the Effective Time, each holder of a then outstanding option to purchase shares of Company Common Stock (whether or not then currently exercisable) granted under the Company's 1989 Long-Term Stock Incentive Plan, the 1988 Non-Employee Director Stock Option Plan, the 1993 Non-Employee Director Stock Option Plan, the Key Employees 1981 non-qualified Stock Option Plan and Key Employees 1980 Stock Option Plan (collectively, the "Option Plans") shall, by virtue of the Merger and without any action on the part of the holder thereof, be assumed by Parent and shall thereafter be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such option, the number of whole shares of Parent Common Stock equal to the number of shares of Company Common stock issuable with respect to such option multiplied by the Conversion Number, at a price equal to the exercise price per share of Company Common Stock divided by the Conversion Number. As promptly as practicable after the Effective Time, Parent shall issue to each holder of an option under the Option Plans a written instrument evidencing Parent's assumption of such option. If and to the extent required by, or deemed necessary or desirable under, the terms of any of the Option Plans, the Company shall use its reasonable best efforts to obtain the consent of each holder of outstanding options to the foregoing treatment of such options.

          At the Effective Date, each then outstanding option issued pursuant to the Company's 1989 Employee Stock Purchase Plan shall be deemed to constitute an option to acquire Parent Common Stock on the same terms and conditions as theretofore applicable, except that the exercise price per share and the number of shares of stock for which such option is exercisable shall be adjusted as appropriate in light of the Merger and the Conversion Number in order to prevent any diminution of the value of such options or the rights of participants.

          Section 2.02   Stockholder Approvals
                         ---------------------

          The Company will take all action necessary in accordance with applicable law and its Certificate of Incorporation and By-laws to convene a meeting of its stockholders as promptly as practicable following the date on which the Registration Statement (as defined below) is declared effective to consider and vote upon the Merger (the "Proposal"). At the meeting of the Company's stockholders, all shares of Company Common Stock then owned by Parent, Subsidiary or any other subsidiary of Parent will be voted in favor of the Merger. Subject to its fiduciary duty under applicable law, the Board of Directors of the Company will recommend that its stockholders vote in favor of the Proposal and will use their best efforts to solicit proxies from their stockholders in favor of the Proposal and to take all other action necessary or advisable to secure the vote or consent of stockholders required to effect the Merger.

          Section 2.03   Proxy Statement, Etc.
                         ---------------------

          The Company shall promptly prepare and file with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shall use its best efforts to have cleared by the SEC, and shall thereafter promptly mail to its stockholders, a proxy statement (the "Proxy Statement") with respect to the stockholders' meeting referred to in Section 2.02 hereof (which Proxy Statement will also constitute the prospectus of Parent to be included in the Registration Statement to be filed by Parent pursuant to Section 2.04 hereof).

          Section 2.04   Registration Statement
                         ----------------------

          Parent shall promptly prepare and file with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-4 (the "Registration Statement") with respect to the shares of Parent Common Stock to be issued in the Merger and shall use its best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable. Parent shall also take any action required to be taken under state blue sky or securities laws in connection with the issuance of shares of Parent Common Stock in the Merger and the Company shall furnish Parent with all information and shall take such other action as Parent may reasonably request in connection with any such action.

          Section 2.05   Compliance with the Securities Act
                         ----------------------------------

          Prior to the Effective Time, the Company shall cause to be delivered to Parent a list (satisfactory to counsel for Parent) identifying all persons who might in the Company's opinion, at the time of the meeting of the stockholders of the Company convened in accordance with Section 2.02 hereof, be deemed to be "affiliates" of the Company for purposes of Rule 145 under the Securities Act (the "Affiliates"). The Company shall use reasonable efforts to cause each person who is identified as a possible Affiliate in such opinion to deliver to Parent on or prior to the Effective Time a written agreement, in the form of Exhibit B, that he will not offer to sell, sell or otherwise dispose of any of the shares of Parent Common Stock issued to him in the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or another exemption from the registration requirements of the Securities Act.

          Section 2.06   Stock Exchange Listing
                         ----------------------

          Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in the Merger to be listed on the NYSE prior to the Effective Time, subject to official notice of issuance and evidence of satisfactory distribution.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to the Parent and the Subsidiary as follows:

          Section 3.01   Corporate Organization
                         ----------------------

          The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted, and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or conduct of business requires such licensing or qualification, except where the failure to be so qualified would not have a material adverse effect on the Company. The Company has delivered to the Parent complete and correct copies of its Certificate of Incorporation and By-Laws as in effect on the date hereof.

          Section 3.02   Authorization
                         -------------

          The Company has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Company's Board of Directors and no other corporate proceeding on the part of the Company is necessary for the execution and delivery thereof, and, are subject only to obtaining any necessary approval of the shareholders of the Company to the Merger, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and is a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.

          Section 3.03   Capitalization
                         --------------

          The authorized capital stock of the Company as well as the number of outstanding shares of each class of capital stock of the Company is as set forth on Section 3.03 of the Company Disclosure Schedule to this Agreement executed by the Company and delivered to Parent simultaneously with the execution of this Agreement (the "Company Disclosure Schedule"). All of such outstanding shares have been duly and validly issued, were not issued in violation of any preemptive rights and are fully paid and non-assessable with no personal liability attaching to the ownership thereof. Except as set forth on Section
3.03 of the Company Disclosure Schedule, there are no options, warrants, subscriptions, conversion or other rights, agreements, commitments, arrangements or understandings with respect to the issuance of shares of capital stock of the Company or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any such shares. Section 3.03 of the Company Disclosure Schedule lists each of the Company's stock option plans and other stock award plans (the "Stock Option Plans"), true and correct copies of which have been provided by the Company to the Parent.

          Section 3.04   Affiliated Entities
                         -------------------

          (a) Except as set forth in Section 3.04(a) of the Company Disclosure Schedule, the Company has no direct or indirect affiliated entities (which term includes each direct or indirect subsidiary of the Company and each business entity in which the Company has any direct or indirect interest and for which it accounts on the equity method of accounting, other than Essential Communications Corporation ("ECC")). Each affiliated entity of the Company listed on the Company Disclosure Schedule is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted, and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or conduct of business requires such qualification or licensing, except where the failure to be so qualified would not have a material adverse effect on the Company. The Company has delivered to the Parent complete and correct copies of the Articles or Certificate of Incorporation and By-Laws of each such affiliated entity as in effect on the date hereof.

          (b) Except as set forth in Section 3.04(b) of the Company Disclosure Schedule, the Company is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each of its affiliated entities, and all of the outstanding shares of capital stock of each such affiliated entity are duly and validly issued, were not issued in violation of any preemptive rights, are fully paid and non-assessable and are owned free and clear of any claim, lien, encumbrance or agreement with respect thereto. Except as and to the extent set forth in Section 3.04(b) of the Company Disclosure Schedule, there are not any options, warrants, subscriptions, conversion or other rights, agreements, or commitments, arrangements or understandings with respect to the issuance of capital stock of any affiliated entity of the Company or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any such shares.

          (c) Except as set forth in Section 3.04(c) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other equity securities of any corporation other than of its affiliated entities, does not have any direct or indirect equity or ownership interest in any other business or entity, and does not have any direct or indirect obligation or any commitment to invest any funds in any corporation or other business or entity other than investments previously made in its affiliated entities.

          (d) To the Company's Knowledge, (i) ECC is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, with all requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now being conducted, and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or conduct of business requires such qualification or licensing, except where the failure to be so qualified would not have a material adverse effect on ECC, (ii) all of the outstanding shares of capital stock of ECC are duly and validly issued, were not issued in violation of any preemptive rights, are fully paid and non-assessable and are owned free and clear of any claim, lien, encumbrance or agreement with respect thereto, and (iii) except for shares issuable to the Company there are no options, warrants, subscriptions, conversion or other rights, agreements, or commitments, arrangements or understandings with respect to the issuance of capital stock of ECC or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any such shares.

          Section 3.05   SEC Reports and Financial Statements
                         ------------------------------------

          Since January 1, 1991, the Company has filed with the SEC all reports, registration statements and all other filings required to be filed with the SEC under the rules and regulations of the SEC (collectively, the "Required Company Reports") all of which, as of their respective effective dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. The Company has previously delivered to Parent true and complete copies of its (i) Annual Reports on Form 10-K for the years ended December 31, 1993, and December 31, 1992, as filed with the SEC; (ii) Quarterly Report on Form 10-Q for the three months ended March 31, 1994, as filed with the SEC;
(iii) proxy statements relating to all meetings of its stockholders (whether annual or special) held or scheduled to be held since January 1, 1992; and (iv) all other reports, statements and registration statements (including Current Reports on Form 8-K) filed by it with the SEC since January 1, 1992 (collectively, the "Company SEC Filings"). As of their respective dates, none of the Required Company Reports or the Company SEC Filings contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company and its subsidiaries included in the Company SEC Filings present fairly the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries as at the dates or for the periods indicated therein in conformity with generally accepted accounting principles applied on a consistent basis ("GAAP") (except as otherwise indicated in such financial statements or the notes thereto), subject, in the case of unaudited interim financial statements, to the absence of notes and to normal year-end adjustments.

          Section 3.06   Absence of Certain Changes or Events
                         ------------------------------------

          Except as set forth in the Company SEC Filings or in Section 3.06 of the Company Disclosure Schedule, since December 31, 1993, the Company and its subsidiaries have conducted its business only in the ordinary and usual course and there has not been any event, change or development which has affected or will affect materially and adversely the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole.

          Section 3.07   Consents and Approvals; No Violation
                         ------------------------------------

          There is no requirement applicable to the Company or any of its affiliated entities to make any filing with, or to obtain any permit, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement, other than (i) requirements of Section 251 of the DGCL for filing of appropriate documents to effect the Merger, (ii) requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), (iii) filings with the SEC pursuant to the Securities Act and the Exchange Act, (iv) such filings and approvals as may be required under the "blue sky," takeover or securities laws of various states, or (v) where the failure to make any such filing, or to obtain such permit, authorization, consent or approval, would not prevent or delay consummation of the Merger or would not otherwise prevent the Company from performing its obligations under this Agreement. Except as set forth in Section 3.07 of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) result in the acceleration of, or the creation in any party of any right to accelerate, terminate, modify or cancel any material indenture, contract, lease, sublease, loan agreement, note or other obligation or liability to which the Company or any affiliated entity is a party or by which any of them is bound or to which any of their assets is subject, (ii) conflict with or result in a breach of or constitute a default under any provision of the Certificate of Incorporation or By-laws (or other charter documents) of the Company or any affiliated entity, or a default under or violation of any material restriction, lien, encumbrance, indenture, contract, lease, sublease, loan agreement, note or other obligation or liability to which any of them is a party or by which any of them is bound or to which any of their assets is subject or result in the creation of any lien or encumbrance upon any of said assets, or (iii) violate or result in a breach of or constitute a default under any judgment, order, decree, rule or regulation of any court or governmental agency to which the Company or any affiliated entity is subject.

          Section 3.08   Undisclosed Liabilities
                         -----------------------

          The Company and its affiliated entities have no liabilities or obligations, either accrued, absolute, contingent or otherwise material to the Company and its subsidiaries, taken as a whole, except (i) to the extent reflected or reserved for on the Consolidated Balance Sheet of the Company and its subsidiaries included in its Annual Report on Form 10-K for the year ended December 31, 1993, or the notes thereto (the "Latest Balance Sheet"), (ii) liabilities or obligations not material to the Company and its subsidiaries, taken as a whole, incurred in the ordinary course of business of the Company since December 31, 1993, (iii) liabilities or obligations disclosed in Company SEC Filings since December 31, 1993, or the Company Disclosure Schedule, (iv) liabilities or obligations disclosed in this Agreement, or (v) in connection with or as a result of the transactions contemplated by this Agreement.

          Section 3.09   Taxes
                         -----

          (a) For purposes of this Agreement, the term "Taxes" shall mean all taxes, charges, fees, levies, withholding or other assessments, including, without limitation, income, excise, property, sales and franchise taxes, imposed by the United States, or any state, county, local or foreign government or subdivision or agency thereof, and including any interest, penalties or additions attributable thereto.

          (b) Except as set forth in Section 3.09(b) of the Company Disclosure Schedule, each of the Company and the affiliated entities has duly filed all required reports and returns of Taxes required to be filed by it and has duly paid or made provision for payment of all Taxes and other charges shown on such reports and returns which are material in amount.

          (c) The reserves for Taxes reflected in the Latest Balance Sheet are adequate, and there are no material tax liens upon any property or assets of the Company or any affiliated entity, except liens for current Taxes not yet due or delinquent and the validity of which is being contested in good faith by appropriate proceedings.

          (d) The federal income tax returns of the Company and each affiliated entity have been examined by the Internal Revenue Service, for all periods to and including those set forth in Section 3.09(d) of the Company Disclosure Schedule, and, except to the extent shown therein, all deficiencies asserted as a result of such examinations have been paid or finally settled.

          (e) The state income, sales, use, payroll and property returns of the Company and each affiliated entity have been examined as set forth in Section 3.09(e) of the Company Disclosure Schedule, and except to the extent shown therein, all deficiencies asserted as a result of such examinations have been paid or finally settled.

          (f) Except as set forth in Section 3.09(f) of the Company Disclosure Schedule, there are no outstanding agreements or waivers extending the statutory period of limitation applicable to any tax return for any period.

          Section 3.10   Title and Related Matters
                         -------------------------

          (a) Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, the Company or an affiliated entity has good title to all of the properties and assets, other than those that are leased, which are material to the business, operations or financial condition of the Company, including, without limitation, the properties reflected in the Latest Balance Sheet (other than those which have been disposed of since the date thereof in the ordinary course of business), free and clear of all security interests, claims, charges or other encumbrances ("Liens") other than (i) Liens reflected on the Company's March 31, 1994, balance sheet, (ii) statutory Liens arising or incurred in the ordinary course of business with respect to which the underlying obligations are not delinquent, (iii) Liens which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby, and (iv) Liens for taxes and special assessments not yet due and payable in the ordinary course of business.

          (b) Set forth in Section 3.10(b) of the Company Disclosure Schedule is a complete and accurate list of all the real property owned by the Company or any affiliated entity. No parcel of real property so listed as owned is, or its use is, in violation of any applicable zoning laws nor in violation of any other local, state or federal laws and regulations affecting the use and occupancy of such property, which violation could have a material adverse effect on the Company.

          Section 3.11   Patents, Trademarks, and Other Intellectual Property
                         ----------------------------------------------------

          Except as set forth in Section 3.11 of the Company Disclosure Schedule, the Company and its affiliated entities possess or have the right to use to the extent they are now using, all proprietary rights (including, without limitation, patents, trade secrets, technology, know-how, copyrights, trademarks, tradenames, and rights to any of the foregoing), the failure to possess which would have a material adverse effect on the Company or would prevent the Company from carrying on its business and completing the development of new products as currently contemplated ("Proprietary Rights"), and the consummation of the transactions contemplated hereby will not alter or impair any such rights. Set forth in

Section 3.11 of the Company Disclosure Schedule is a list of all Proprietary Rights consisting of patents, patent applications, trademarks, trademark applications, trade names and service marks owned or utilized by the Company or its affiliated entities. Section 3.11 of the Company Disclosure Schedule also lists all licenses or other contracts related thereto, other than those entered into in the ordinary course. With respect to such Proprietary Rights, and except as set forth in Section 3.11 of the Company Disclosure Schedule, (i) the Company has no Knowledge of any claim asserted by any person challenging such Proprietary Rights which could have a material adverse effect on the business of the Company and its affiliated entities, (ii) to the Knowledge of the Company, none of the aforesaid infringes or otherwise violates the rights of others or is being infringed by others, and (iii) except for sales and licenses in the ordinary course of business, no licenses, sublicenses or agreements pertaining to any of the aforesaid have been granted by the Company or any affiliated entity.

          Section 3.12   Material Contracts
                         ------------------

          (a) Set forth in Section 3.12(a) of the Company Disclosure Schedule is a complete and accurate listing, with respect to the Company and its affiliated entities, of (i) any contract for the lease of property from third parties providing for aggregate lease payments in excess of Sixty Thousand Dollars ($60,000) per annum; (ii) any contract in effect on the date hereof which involves more than One Hundred Thousand Dollars ($100,000) for the purchase of materials, commodities, supplies or other personal property or for the receipt of services or for the sale of products manufactured by the Company, other than those entered into in the ordinary course of business; (iii) any partnership or joint venture agreement; and (iv) any agreement or instrument under which the Company or any affiliated entity is indebted for borrowed money.

          (b) All outstanding purchase orders or purchasing commitments and all outstanding sales orders and commitments of the Company and its affiliated entities have entered into in the ordinary course of business.

          (c) No event has occurred and is continuing under any of the contracts or obligations listed in Section 3.12(a) of the Company Disclosure Schedule, which (with or without notice, lapse of time, or both) would constitute a default thereunder on the part of the Company or any affiliated entity and which would have a material adverse effect on the Company.

          (d) Neither the Company nor any affiliated entity is a guarantor or otherwise liable for any indebtedness of any other person which would have a material adverse effect on the Company, except as incurred in the ordinary course of business.

          Section 3.13   Litigation
                         ----------

          Except as set forth in Section 3.13 of the Company Disclosure Schedule, there is no action, proceeding or investigation pending or, to the Knowledge of the Company, threatened against or involving the Company or any of its affiliated entities or any of their respective properties, assets, rights or obligations before any court, arbitrator or administrative or governmental body, nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Company or any of its affiliated entities in which a decision could have a material adverse effect on the Company. Neither the Company nor any of its affiliated entities is in violation of any term of any judgment, decree, injunction or order outstanding against it. There are no actions, suits or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its affiliated entities arising out of or in any way related to this Agreement or any of the transactions contemplated hereby.

          Section 3.14   Insurance
                         ---------

          (a) All material policies of fire, liability, workmen's compensation and other similar forms of insurance owned or held by the Company and each affiliated entity are in full force and effect, and no notice of cancellation or termination has been received with respect to any such policy. Such policies are valid, outstanding and enforceable policies, and will not in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement. Such policies, together with the self-insurance reserves reflected on the Company's March 30, 1994 balance sheet, and such other policies and reserves added since such date, provide, to the Knowledge of the Company, insurance coverage that is adequate for the assets and operations of the Company.

          (b) Section 3.14(b) of the Company Disclosure Schedule identifies all key-man life and other similar forms of insurance policies covering officers of the Company and naming the Company or an affiliated entity. All such policies are valid, outstanding and enforceable policies, and name the Company as the sole beneficiary, and will not be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement.

          Section 3.15   Compliance with Laws
                         --------------------

          The Company and each affiliated entity have complied in all material respects with the laws and regulations of federal, state, local and foreign governments and all agencies thereof which are applicable to the business or properties of the Company or any affiliated entity, a violation of which would result in a material adverse effect on the Company.

          Section 3.16   Employee Benefit Plans
                         ----------------------

          (a) Except as set forth in Section 3.16(a) to the Company Disclosure Schedule, (i) neither the Company nor any entity that together with the Company is treated as a single employer pursuant to Section 414(b) or (c) of the Code or
Section 3(5) or 4001(b) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (an "ERISA Affiliate"), maintains or in the past has maintained any Employee Benefit Plan, as defined in ERISA, under which the Company or any of its affiliated entities has any present or future obligation or liability or under which any present or former employee of the Company or its affiliated entities has any present or future rights to benefits, (ii) each such Employee Benefit Plan has been administered in accordance with the applicable requirements of ERISA and the Code, and in the case of any such Plan that is funded for purposes of ERISA and the Code, has not incurred any federal income or excise tax liability, (iii) all material reports and information required to be filed with the United States Department of Labor, Internal Revenue Service or Pension Benefit Guaranty Corporation, or distributed to participants and their beneficiaries with respect to each such Employee Benefit Plan, has been timely filed or distributed and, with respect to each Employee Benefit Plan for which an Annual Report has been filed, no change has occurred with respect to the matters covered by the Annual Report since the date of the most recent such Annual Report which could reasonably be expected to have a material adverse effect on the Company, and (iv) there have been no non-exempt "prohibited transactions" (as that term is defined in the Code or in ERISA) with respect to any such Employee Benefit Plan and no material penalty or tax under ERISA or the Code has been imposed upon the Company or any of its affiliated entities and there are no pending or, to the Company's Knowledge, threatened claims by or on behalf of any such Employee Benefit Plan, by any employee or beneficiary covered by such Employee Benefit Plan, or otherwise involving such Employee Benefit Plan, other than claims for benefits in the ordinary course.

          (b) Each such Employee Benefit Plan which is an "employee pension benefit plan," as defined in ERISA and which is intended to be "qualified" within the meaning of

Section 401(a) of the Code, is so qualified, and, except as set forth in Section 3.16(b) of the Company Disclosure Schedule, a favorable determination letter has been issued by the Internal Revenue Service with respect to such plan and no such plan has been amended since the issuance of the most recent determination letter issued by the Internal Revenue Service with respect thereto. No such Employee Benefit Plan is subject to Title IV of ERISA or Section 412 of the Code.

          (c) The Company has not maintained or contributed to, or been obligated or required to contribute to, a "multiemployer plan," as such term is defined in Section 3(37) of ERISA.

          Section 3.17   Employment Related Agreements
                         -----------------------------

          Except as described in Section 3.17 of the Company Disclosure Schedule, neither the Company nor any of its affiliated entities is a party to any material bonus, profit sharing, stock option, incentive, pension, retirement, deferred compensation, consulting, severance, indemnification, employment or similar arrangement or agreement with officers, directors or employees of the Company or any of its affiliated entities ("Employment Related Agreements").

          Section 3.18   Labor Agreements and Controversies
                         ----------------------------------

          Except as set forth in Section 3.18 of the Company Disclosure Schedule, neither the Company nor any of its affiliated entities is a party to any collective bargaining agreement nor are there any union representation proceedings or labor controversies pending or, to the Knowledge of the Company, threatened against the Company or any of its affiliated entities.

          Section 3.19   Environmental Matters
                         ---------------------

          (a) Except as disclosed in Section 3.19(a) of the Company Disclosure Schedule, the Company and each of its affiliated entities has obtained all permits, licenses and other authorizations required by all Environmental Laws (as defined below) and is in compliance with all of the respective terms and conditions of all such permits, licenses and authorizations.

          (b) Except as disclosed in Section 3.19(b) of the Company Disclosure Schedule, there is not constructed, placed, deposited, stored, disposed of nor located on or under (including any underground improvements, including, but not limited to, treatment or storage tanks, sumps or water, gas or oil wells) any real property owned or leased by the Company or any affiliated entity any Hazardous Material (as defined below) or facility for holding any Hazardous Material, nor have any Hazardous Materials migrated from such property upon or beneath other properties, nor have any Hazardous Materials migrated or threatened to migrate from other properties upon, about or beneath any real property owned or leased by the Company or any affiliated entity.

          (c) Except as disclosed in Section 3.19(c) of the Company Disclosure Schedule, (i) no notices of any violation or alleged violation of any Environmental Laws have been received by the Company or any affiliated entity or by any prior owner or occupant of any real property owned or leased by the Company or any affiliated entity, and (ii) there are no writs, injunctions, decrees, orders or judgments outstanding, or any actions, suits, claims, proceedings or investigations pending or threatened, relating to the ownership, use, maintenance or operation of any real property owned or leased by the Company or any affiliated entity nor is there any basis for any such actions, suits, claims, proceedings or investigations being instituted or filed.

          (d) "Environmental Law" shall mean all applicable statues, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, authorizations and similar items of all governmental agencies, departments, commissions, boards, bureaus or instrumentalities of the United States, states and political subdivisions thereof and all applicable judicial and administrative and regulatory decrees, judgments and orders relating to the protection of human health or the environment, including, without limitation:

               (1) all requirements, including, but not limited to, those pertaining to reporting, licensing, permitting, investigation and remediation of emissions, discharges, releases or threatened releases of "Hazardous Materials," substances, pollutants, contaminants or hazardous or toxic substances, materials or wastes whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of substances, pollutants, contaminants or hazardous or toxic substances, materials, or wastes, whether solid, liquid or gaseous in nature, including by way of illustration and not by way of limitation, (x) the Clean Air Act (42 U.S.C. (S)(S) 7401 et seq.), the
                                                              ------
     Federal Water Pollution Control Act (33 U.S.C. (S)(S) 1251), the Safe Drinking Water Act (42 U.S.C. (S)(S) 300f et seq.), the Toxic Substances
                                               -------
     Control Act (15 U.S.C. (S)(S) 2601 et seq.), the Endangered Species Act (16
                                        ------
     U.S.C. (S)(S) 1531 et seq.), the Emergency Planning and Community Right-to-
                        ------
     Know Act of 1986

     (42 U.S.C. (S)(S) 11001 et seq.), and (y) analogous state and local
                             ------
     provisions; and

               (2) all requirements pertaining to the protection of the health and safety of employees or the public.

          (e) "Hazardous Material" means any chemical substance:

               (1) the presence of which requires investigation or remediation under any federal, state or local statute, regulation, ordinance, order, action or policy, administrative request or civil complaint under any of the foregoing or under common law; or

               (2) which is defined as a "hazardous waste" or "hazardous substance" under any federal, state or local statute, regulation or ordinance or amendments thereto including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section 9601 et seq.) and the Resource Conservation and Recovery Act
                         ------
     (42 U.S.C. Section 6901 et seq.); or
                             ------

               (3) which is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous and is regulated by any governmental authority, agency, department, commission, board, agency or instrumentality of the United States, or any state or any political subdivision thereof having or asserting jurisdiction over any of the business of the Company; or

               (4) the presence of which on any of the property owned or leased by the Company causes a nuisance upon such property or to adjacent properties or poses a hazard to the health or safety or persons on or about any of the property; or

               (5) without limitation, which contains gasoline, diesel fuel or other petroleum hydrocarbons, polychlorinated biphenols (PCBs) or asbestos.

          Section 3.20   Absence of Questionable Payments
                         --------------------------------

          Neither the Company nor any affiliated entity nor any director, officer, agent or employee or any other person authorized to act on behalf of the Company nor any affiliated entity has used any corporate or other funds in any significant amount for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures in any significant amount relating to political activity, government officials or others and neither the Company nor any affiliated entity nor any director, officer, agent or employee or any other person authorized to act on behalf of the Company or any affiliated entity has accepted or received any unlawful contributions, payments, gifts or expenditures in any significant amount.

          Section 3.21   Ownership of Parent Shares
                         --------------------------

          Neither the Company nor any affiliated entity owns directly or indirectly any Parent common stock or has rights to purchase such shares, and will not purchase any such shares in a fashion that would prevent the accounting treatment of the Merger as a pooling of interests.

          Section 3.22   Certain Fees
                         ------------

          Except for fees payable to Needham & Company, Inc., pursuant to an agreement, a copy of which has been previously delivered to Parent, neither the Company, nor any of its affiliated entities nor any of their directors or officers has employed any broker or finder or incurred any liability for any financial advisory, brokerage or finders' fees or similar fees or commissions in connection with the transactions contemplated by this Agreement.

          Section 3.23   Disclosure
                         ----------

          To the best of the Company's Knowledge, no representation or warranty by the Company in this Agreement and no statement contained in any document, certificate or other writing furnished or to be furnished by the Company to the Parent or the Subsidiary contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

          Section 3.24   Proxy Statement, Etc.
                         ---------------------

          The Proxy Statement (as defined in Section 2.03) and all amendments and supplements thereto will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder. Neither the Proxy Statement, nor any amendments thereof or supplements thereto, will, on the date the Proxy Statement is first mailed to stockholders of the Company, at the time the meeting of the stockholders of the Company referred to in Section 2.02 hereof is convened or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representation or warranty with respect to any information furnished to it by Parent or Subsidiary or any of their accountants, counsel or other authorized representatives in writing specifically for inclusion in the Proxy Statement. None of the information with respect to the Company or any affiliate or associate of the Company that has been supplied by the Company or any of its accountants, counsel or other authorized representatives in writing (the "Company Information") specifically for use in the Registration Statement will, at the time the Registration Statement becomes effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

          Section 3.25   Accounts Receivable; Inventory; Goodwill; and Leasing
                         -----------------------------------------------------
                         Transactions
                         ------------

          (a) Accounts receivable reflected on the Company's March 31, 1994, balance sheet, including receivables associated with equipment shipped but not billed, have been properly stated at their realizable value after consideration of all allowances and reserves GAAP.

          (b) Inventories reflected on the Company's March 31, 1994, balance sheet are properly stated at the lower of cost or market value in accordance with GAAP and to properly reflect excess and obsolete inventories at net realizable value.

          (c) Amounts reported on the Company's March 31, 1994, balance sheet for goodwill associated with the acquisition of Bytex, and for intellectual property rights and non-compete agreements associated with the acquisition of Bus-Tech are fairly stated at not more than their realizable value in accordance with GAAP.

          (d) All transactions with King Leasing Corp., and all other similar types of transactions, have been properly accounted for with all associated receivables, liabilities and other accounts fairly stated at their realizable value in accordance with GAAP.

          Section 3.26   Post-Retirement and Post-Employment Benefit Obligations
                         -------------------------------------------------------

          Except as described in Section 3.26 of the Company Disclosure Schedule, all obligations associated with benefits to be provided to present and former employees after retirement or termination have been properly recognized as liabilities on the Company's March 31, 1994, balance sheet in accordance with Statement Financial Accounting Standards No. 106 and 112.

                                  ARTICLE IV

                       REPRESENTATIONS AND WARRANTIES OF
                         THE PARENT AND THE SUBSIDIARY

          The Parent and the Subsidiary represent and warrant to the Company as follows:

          Section 4.01   Corporate Organization
                         ----------------------

          The Parent and the Subsidiary are corporations duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite corporate power and authority to own, operate and lease their respective properties and to carry on their respective businesses as now being conducted and are duly qualified or licensed to do business and are in good standing in each jurisdiction in which their ownership or leasing of property or conduct of business requires such licensing or qualification, except where the failure to be so qualified would not have a material adverse effect on Parent.

          Section 4.02   Authorization
                         -------------

          The Parent and the Subsidiary have the requisite corporate power and authority to enter into this Agreement and to carry out their respective obligations hereunder. The execution and delivery by the Parent and the Subsidiary of this Agreement and the performance by each of them of their respective obligations hereunder and the consummation by each of them of the transactions contemplated hereby have been duly authorized by their respective Boards of Directors and by the Parent as the sole shareholder of the Subsidiary and no other corporate proceeding on their part is necessary for the execution and delivery thereof, and the performance of their respective obligations hereunder, and the consummation by each of them of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of them and it is a legal, valid and binding obligation of the Parent and the Subsidiary enforceable against each of them in accordance with its terms.

          Section 4.03   Capitalization
                         --------------

          The authorized capital stock of the Parent and Subsidiary as well as the number of outstanding shares of each class of capital stock of the Parent and Subsidiary is as set forth on Section 4.03 of the Parent and Subsidiary Disclosure

Schedule to this Agreement executed by the Parent and Subsidiary and delivered to Parent simultaneously with the execution of this Agreement (the "Parent and Subsidiary Disclosure Schedule"). All of such outstanding shares have been duly and validly issued, were not issued in violation of any preemptive rights and are fully paid and non-assessable with no personal liability attaching to the ownership thereof. Except as set forth on Section 4.03 of the Parent and Subsidiary Disclosure Schedule, there are no options, warrants, subscriptions, conversion or other rights, agreements, commitments, arrangements or understandings with respect to the issuance of shares of capital stock of the Parent or Subsidiary or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any such shares. Section 4.03 of the Parent and Subsidiary Disclosure Schedule lists each of the Parent and Subsidiary's stock option plans and other stock award plans, true and correct copies of which have been provided by the Parent and Subsidiary to the Company.


          Section 4.04   Financial Statements and Reports
                         --------------------------------

          Since January 1, 1991, the Parent has filed with the SEC all reports, registration statements and all other filings required to be filed with the SEC under the rules and regulations of the SEC (collectively, the "Required Parent Reports"), all of which, as of their respective effective dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act. The Parent has delivered to the Company true and complete copies of (i) the Parent's Annual Reports on Form 10-K for the fiscal years ended December 31, 1993 and December 25, 1992, as filed with the SEC, (ii) Quarterly Reports on Form 10-Q for the three months ended March 31, 1994, as filed with the SEC, (iii) proxy statements relating to all meetings of the Parent's shareholders (whether annual or special) held or scheduled to be held since January 1, 1992 (iv) all other forms, reports, statements and documents filed by the Parent with the SEC since January 1, 1992 and (iv) all reports, statements and other information provided by the Parent to its shareholders since January 1, 1992 (collectively the "Parent SEC Filings"). As of their respective dates, none of the Required Parent Reports or the Parent SEC Filings contained any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Parent included or incorporated by reference in the Parent SEC Filings were prepared in accordance with GAAP applied on a consistent basis (except as otherwise stated in such financial statements or, in the case of audited statements, the related report thereon of independent certified public accountants), and present fairly the financial position and results of operations, cash flows and changes in stockholders' equity of the Parent and its consolidated subsidiaries as of the dates and for the periods indicated, subject, in the case of unaudited interim financial statements, to the absence of notes and to normal year-end adjustments.

          Section 4.05   Absence of Certain Changes
                         --------------------------

          Except as set forth in the Parent SEC Filings or in Section 4.05 of the Parent and Subsidiary Disclosure Schedule, since December 31, 1993, the Parent and Subsidiary, and each other subsidiary of Parent, have conducted their respective businesses only in the ordinary and usual course and there has not been any event, change or development which has affected or will affect materially and adversely the business, financial condition or results of operations of the Parent, the Subsidiary, or any other subsidiaries of the Parent, taken as a whole.

          Section 4.06   Consents and Approvals; No Violations
                         -------------------------------------

          There is no requirement applicable to the Parent or any of its affiliated entities to make any filing with, or to obtain any permit, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement, other than (i) requirements of Section 251 of the DGCL for filing of appropriate documents to effect the Merger, (ii) requirements of the HSR Act, (iii) filings with the SEC pursuant to the Securities Act and the Exchange Act, (iv) such filings and approvals as may be required under the "blue sky," takeover or securities laws of various states, (v) listing of the Parent Common Stock pursuant to the requirements of the NYSE, or (vi) where the failure to make any such filing, or to obtain such permit, authorization, consent or approval, would not prevent or delay consummation of the Merger or would not otherwise prevent the Parent from performing its obligations under this Agreement. Except as set forth in Section 4.06 of the Parent and Subsidiary Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) result in the acceleration of, or the creation in any party of any right to accelerate, terminate, modify or cancel any material indenture, contract, lease, sublease, loan agreement, note or other obligation or liability to which the Parent or any affiliated entity is a party or by which any of them is bound or to which any of their assets is subject, (ii) conflict with or result in a breach of or constitute a default under any provision of the Certificate of Incorporation or By-laws (or other charter documents) of the Parent or any affiliated entity, or a default under or violation of any material restriction, lien, encumbrance, indenture, contract, lease, sublease, loan agreement, note or other obligation or liability to which any of them is a party or by which any of them is bound or to which any of their assets is subject or result in the creation of any lien or encumbrance upon any of said assets, or (iii) violate or result in a breach of or constitute a default under any judgment, order, decree, rule or regulation of any court or governmental agency to which the Parent or any affiliated entity is subject.


          Section 4.07   Litigation
                         ----------

          Except as set forth in Section 4.07 of the Parent and Subsidiary Disclosure Schedule, there is no action, proceeding or investigation pending or, to the Knowledge of the Parent, threatened against or involving the Parent or any of its affiliated entities or any of their respective properties, assets, rights or obligations before any court, arbitrator or administrative or governmental body nor is there any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Parent or any of its affiliated entities in which a decision could have a material adverse effect on the Parent. Neither the Parent nor any of its affiliated entities is in violation of any term of any judgment, decree, injunction or order outstanding against it. There are no actions, suits or proceedings pending or, to the Knowledge of the Parent, threatened against the Parent or any of its affiliated entities arising out of or in any way related to this Agreement or any of the transactions contemplated hereby.

          Section 4.08   Compliance with Laws
                         --------------------

          The Parent and each affiliated entity have complied in all material respects with the laws and regulations of federal, state, local and foreign governments and all agencies thereof which are applicable to the business or properties of the Parent or any affiliated entity, a violation of which would result in a material adverse effect on the Parent.

          Section 4.09   Registration Statement
                         ----------------------

          The Registration Statement (as defined in Section 2.04) and all amendments and supplements thereto will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations promulgated thereunder. Neither the Registration Statement, nor any amendments thereof or supplements thereto, will, on the date it becomes effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Parent makes no representation or warranty with respect to any information furnished to it by the Company or any of its accountants, counsel or other authorized representatives in writing specifically for inclusion in the Registration Statement. None of the information with respect to the Parent or any affiliate or associate of the Parent that has been supplied by the Parent or any of its accountants, counsel or other authorized representatives in writing (the "Parent Information") specifically for use in the Proxy Statement will, at the time the Proxy Statement is first mailed to shareholders of the Company, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

          Section 4.10   No Undisclosed Liabilities
                         --------------------------

          Except as and to the extent set forth on the consolidated balance sheet of the Parent as of December 31, 1993, included in the Required Parent Reports, neither the Parent nor any of its subsidiaries had, at such date, any liabilities or obligations (absolute, accrued, contingent or otherwise) material to the Parent and its subsidiaries taken as a whole and since that date neither the Parent nor any of its subsidiaries has incurred any such liabilities or obligations material to the Parent and its subsidiaries taken as a whole except those incurred in the ordinary and usual course of business and consistent with past practice or in connection with or as a result of the transactions contemplated by this Agreement to which the Parent or the Subsidiary is or is to be a party.

          Section 4.11   Disclosure
                         ----------

          No representation or warranty by the Parent or the Subsidiary in this Agreement and no statement contained or to be contained in any document, certificate or other writing furnished or to be furnished by either the Parent or the Subsidiary to the Company, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                                   ARTICLE V

                                   COVENANTS

          Section 5.01   Conduct of Business of the Company
                         ----------------------------------

          Except as contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing, during the period from the date of this Agreement to the Effective Time, the Company and its affiliated entities will conduct their respective operations only in, and the Company and its affiliated entities will not take any action except in, the ordinary course of business and the Company and its affiliated entities will use all reasonable efforts to preserve intact in all material respects their respective business organizations, assets, prospects and advantageous business relationships, to keep available the services of their respective officers and key employees and to maintain satisfactory relationships with their respective licensors, licensees, suppliers, contractors, distributors, customers and others having advantageous business relationships with them. Without limiting the generality of the foregoing, except as contemplated by this Agreement, neither the Company nor any of its affiliated entities will, without the prior written consent of the Parent:

          (a) amend its Articles or Certificate of Incorporation or By-Laws or change its authorized number of directors;

          (b) split, combine or reclassify any shares of its capital stock, declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock, or (except as may be required in connection with the redemption by the Company of the shareholder rights issued pursuant to the Amended and Restated Rights Agreement, dated as July 16, 1986, as amended and restated as of September 29, 1988 (the "Company Rights Agreement")) directly or indirectly, redeem, purchase or otherwise acquire any shares of its capital stock or other securities;

          (c) authorize for issuance, issue, sell or deliver or agree or commit to issue, sell, or deliver (whether through the issuance or granting of any options, warrants, commitments, subscriptions, rights to purchase or otherwise) any of its capital stock or any securities convertible into or exercisable or exchangeable for shares of its capital stock, other than the issuance by the Company of shares of its Common Stock pursuant to the exercise of employee stock options and other rights set forth in Section 3.03 of the Company Disclosure Schedule.

          (d) incur any material liability or obligation (absolute, accrued, contingent or otherwise) other than in the ordinary course of business or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or change any assumption underlying, or methods of calculating, any bad debt, contingency or other reserve;

          (e) enter into, adopt or, except as determined by the Company to be necessary to comply with applicable law or maintain tax-favored status (and any nonmaterial changes incidental thereto), amend any Employment Related Agreement or Employee Benefit Plan or grant, or become obligated to grant, any increase in the compensation payable or to become payable to any of their officers or directors or any general increase in the compensation payable or to become payable to their employees (including, in each case, any such increase pursuant to any Employment Related Agreement or Employee Benefit Plan, other than an increase pursuant to the terms of such an Employment Related Agreement or Employee Benefit Plan in effect on the date of this Agreement and reflected on the Company Disclosure Schedule), other than in connection with individual performance reviews in the ordinary course of business and consistent with past practice;

          (f) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any investment either by purchase of stock or securities, contributions to capital, property transfer, or purchase of any material amount of properties or assets of any other individual or entity, other than any such transaction described in Section 3.12 of the Company Disclosure Schedule;

          (g) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against on the Latest Balance Sheet, or subsequently incurred in the ordinary course of business, or disclosed pursuant to this Agreement;

          (h) acquire (including by lease) any material assets or properties or dispose of, mortgage or encumber any material assets or properties, other than in the ordinary course of business;

          (i) waive, release, grant or transfer any material rights or modify or change in any material respect any material existing license, lease, contract or other document, other than in the ordinary course of business and consistent with past practice; or

          (j) take any action or agree, in writing or otherwise, to take any of the foregoing actions or any action which would at any time make any representation or warranty in Article III (other than subsection 3.09(b) solely as it relates to payment, Section 3.11 with respect to the defense of any litigation, arbitration or claim, 3.12(c) solely as it relates to payment or financial covenant defaults and Section 3.13) untrue or incorrect.

          Section 5.02   No Solicitation
                         ---------------

          Neither the Company nor any of its affiliated entities will, nor will any of them authorize any director or authorize or permit any officer or employee or representative or agent retained by it to, directly or indirectly, encourage, initiate, solicit or, unless, based upon the advice of counsel, such action is necessary to fulfill fiduciary duties of the Company's Board of Directors or as required under applicable law, consider, entertain or recommend approval, acceptance or consideration of any offer or proposal from, or provide any confidential information to, any corporation, partnership, person or other entity or group (as defined in Section 13(d)(3) of the Exchange Act), other than the Parent and its subsidiaries (a "Third Party"), concerning (or concerning the business of the Company or its affiliated entities in connection with) any tender offer (including a self tender offer), exchange offer, merger, consolidation, sale of substantial assets or of a substantial amount of assets, sale of a substantial equity interest, direct or indirect acquisition of beneficial ownership of or power to vote a substantial equity interest, liquidation, dissolution or similar transactions involving the Company or any of its affiliated entities (such offers or proposals or transactions being referred to herein as "Acquisition Proposals"); provided that nothing contained in this
Section 5.02 or in any other provision of this Agreement shall prohibit the Company or its Board of Directors from (i) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or (ii) making such disclosures to the Company's stockholders as are required under applicable law. Subject to the provisions of
Section 8.01, the Company may approve and recommend an Acquisition Proposal constituting a third-party offer if (A) the Board of Directors determines in good faith, in the exercise of its fiduciary duties and after consultation with its outside counsel and financial advisors, that the Acquisition Proposal would result in a transaction more favorable to the Company's stockholders from a financial point of view than the transaction contemplated by this Agreement (such Acquisition Proposal, an "Approved Offer") and (B) Parent does not make within seven business days of Parent's receiving notice of such third-party offer, an offer which the Board of Directors, after consultation with its financial advisors, determines is superior to such third-party offer. As used in this Section 5.02, "third-party offer" shall mean any bona fide Third Party offer, other than an offer by Parent, Subsidiary or any of their respective affiliates, for a merger or other business combination involving the Company resulting in the acquisition of more than 50% of the outstanding shares of Company Common Stock or to acquire in any manner more than 50% of the outstanding shares of Company Common Stock or all or substantially all of the assets of the Company. The Company will promptly inform the Parent of any inquiry (including the terms thereof and the identity of the Third Party making such inquiry) which it may receive in respect of an Acquisition Proposal and furnish to the Parent a copy of any such inquiry.

          Section 5.03   Access to Information
                         ---------------------

          (a) Between the date of this Agreement and the Effective Time, Parent and the Company will upon reasonable notice give to each other and the other's authorized representatives access during regular business hours to all of its personnel, plants, offices, warehouses and other facilities and to all of its books and records and will permit the other to make such inspections as it may require and will cause its officers and those of its subsidiaries to furnish the other with such financial and operating data and other information with respect to its business and properties as the other may from time to time reasonably request.

          (b) Information obtained by the parties hereto pursuant to this
Section 5.03 shall be subject to the provisions of the confidentiality agreement between Parent and the Company dated March 14, 1994, which agreement remains in full force and effect. If this Agreement is terminated, each party will (i) deliver to the other all documents, work papers and other material (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, and (ii) destroy or provide to outside counsel for retention all material working papers reflecting any of the confidential information contained in such documents, work papers and other material. In addition, if this Agreement is terminated neither party shall disclose, except as required by law, the basis or reason for such termination, without the consent of the other party.

          Section 5.04   Agreements of Affiliates
                         ------------------------

          The Company will use its reasonable efforts to cause each person who is so identified as an "affiliate" pursuant to the list specified in Section
2.05 hereof to deliver to the Parent on or prior to the Effective Time a written agreement substantially in the form of Exhibit B to this Agreement with respect
                                       ---------
to the shares of Common Stock of the Parent to be received by such affiliate in the Merger.

          Section 5.05   All Reasonable Efforts
                         ----------------------

          Upon the terms and subject to the conditions hereof, and subject to the fiduciary duties of the Board of Directors of the Company under applicable law, the Parent, the Subsidiary and the Company each agree to use all reasonable efforts promptly to take, or cause to be taken, all appropriate action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and will use all reasonable efforts to obtain all waivers, permits, consents and approvals and to effect all registrations, filings and notices with or to third parties or governmental or public bodies or authorities which are in the opinion of the Parent or the Company necessary or desirable in connection with the transactions contemplated by this Agreement, including, without limitation, filings and approvals to the extent required under the DGCL, the Securities Act, the Exchange Act and the HSR Act. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers or directors of the Parent, the Subsidiary and the Company will take such action.

          Section 5.06   Public Announcements
                         --------------------

          The Parent and the Subsidiary, on the one hand, and the Company, on the other hand, will consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby and will not issue any such press release or make any such public statement prior to such consultation. Notwithstanding the foregoing, the Parent and Company shall not be prohibited from issuing any press release or making any public statement as may be required under applicable law, but in any such event, the Parent or the Company, as the case may be, shall notify the other party prior to taking such action.

          Section 5.07   Notification of Certain Matters
                         -------------------------------

          The Parent, the Subsidiary and the Company will give prompt notice to one another of (i) the occurrence, or failure to occur, of any event which occurrence or failure would or would be likely to cause any of their respective representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect or would or would likely cause any condition in Article VII to become impossible to fulfill at any time from the date hereof to the Effective Time, and (ii) any failure on its part or on the part of any of their respective officers, directors, employees, representatives or agents to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by them under this Agreement; provided, however, that no such notification will alter or otherwise affect such representations, warranties, covenants, conditions or agreements.

          Section 5.08   Indemnification and Insurance
                         -----------------------------

          (a) From and after the Effective Time, Parent and the Surviving Corporation shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer, director or employee of the Company or any affiliated entity (the "Indemnified Parties") against (i) all losses, claims, damages, costs, expenses (including attorney's fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Parent, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer, director or employee of the Company or any affiliated entity, whether such Claim pertains to any matter or fact arising, existing or occurring at or prior to the Effective Time (including, without limitation, the Merger and other transactions contemplated by this Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time (the "Indemnified Liabilities"), and
(ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this

Agreement or the transactions contemplated hereby, in each case to the full extent the Company would have been permitted under Delaware law and its Certificate of Incorporation and Bylaws to indemnify such person (and the Parent shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law and under such Certificate of Incorporation or Bylaws, upon receipt of any undertaking required by such Certificate of Incorporation, Bylaws or applicable law). Any Indemnified Party wishing to claim indemnification under this Section 5.08(a), upon learning of any Claim, shall notify the Parent (but the failure so to notify the Parent shall not relieve it from any liability which the Parent may have under this Section 5.08(a) except to the extent such failure prejudices the Parent) and shall deliver to the Parent any undertaking required by such Certificate of Incorporation, Bylaws or applicable law. The Parent shall use its best efforts to assure, to the extent permitted under applicable law, that all limitations of liability existing in favor of the Indemnified Parties as provided in the Company's Certificate of Incorporation and Bylaws, as in effect as of the date hereof, with respect to claims or liabilities arising from facts or events existing or occurring prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), shall survive the Merger. The obligations of the Parent described in this Section 5.08(a) shall continue in full force and effect, without any amendment thereto, for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim; and provided further that nothing in this Section 5.08(a) shall be deemed to modify applicable Delaware law regarding indemnification of former officers and directors. Parent acknowledges that the Company has agreed to indemnify certain of its employees pursuant to indemnification agreements in the form attached to the Company Disclosure Schedule. Except as otherwise provided in Section 5.08(c), from and after the Effective Time, Parent agrees to assume the Company's obligations pursuant to such indemnification agreements.

          (b) Except as otherwise provided in Section 5.08(c), Parent and the Surviving Corporation shall cause to be maintained in effect for not less than four years from the Effective Time the current policies of a directors' and officers' liability insurance maintained by the Company and the Company's affiliated entities (provided that Parent and the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the Indemnified Parties so long as no lapse in coverage occurs as a result of such substitution) with respect to all matters, including the transactions contemplated hereby, occurring prior to, and including, the Effective Time, provided that, in the event that any Claim is asserted or made within such four-year period, such insurance shall be continued in respect of any such Claim until final disposition of any and all such Claims.

          (c) Prior to the Effective Time, the Company shall use its best efforts to enter into an amendment to the indemnification agreement with each of the directors and officers of the Company providing that, effective at the Effective Time, Sections 3 and 4 thereof shall be deleted in their entirety.
The last sentence of Section 5.08(a) and all of the provisions of Section 5.08(b) shall not apply to any director or officer who shall not agree to such amendment.

          (d) The obligations of Parent and the Surviving Corporation under this
Section 5.08 are intended to benefit, and be enforceable against Parent and the Surviving Corporation directly by, the Indemnified Parties, and shall be binding on all respective successors of Parent and the Surviving Corporation.

          Section 5.09   Regulatory Approvals
                         --------------------

          The Company and Parent will take all such action as may be necessary under federal or state securities laws or the HSR Act applicable to or necessary for, and will file and, if appropriate, use their best efforts to have declared effective or approved all documents and notifications with the SEC and other governmental or regulatory bodies which they deem necessary or appropriate for the consummation of the Merger and the transactions contemplated hereby, and each party shall give the other information reasonably requested by such other party pertaining to it and its subsidiaries and affiliates to enable such other party to take such actions, and the Company and Parent shall file in a timely manner all reports and documents required to be so filed by or under the 1934 Act which they deem necessary or appropriate in relation to the Merger.

          Section 5.10   Pooling
                         -------

          Parent and the Company each agrees that it will not knowingly take any action which would have the effect of jeopardizing the treatment of the Merger as a "pooling-of-interests" for accounting purposes.

          Section 5.11   Employee Matters
                         ----------------

          (a) After the date of this Agreement and prior to the Effective Time, the Company may agree to pay or cause an affiliated entity to agree to pay retention bonuses payable at the Effective Time to such employees of the Company or its affiliated entities and upon such terms and conditions as the Company may reasonably determine are necessary to retain the services of employees from the date hereof through the Effective Time; provided that the amount of such bonuses may not exceed $500,000 in the aggregate and not more than $5,000 to any such employee.

          (b) Parent will cause service with the Company and its affiliated entities and their predecessors prior to the Effective Time to be taken into account for eligibility and vesting purposes in connection with any benefit or payroll plan, practice, policy or agreement of Parent or any of its affiliates in which any employee of the Company or an affiliated entity may become entitled to participate at or after the Effective Time.

          (c) The Parent assumes and agrees to perform the obligations of the Company pursuant to each change in control letter agreement between the Company and certain of its officers in the same manner and to the same extent that the Company would be required to perform under each such Agreement if the Merger had not taken place.

          (d) The Parent hereby assumes and agrees to perform and pay or cause to be performed and paid all of the Company's duties and obligations (with the Company remaining jointly and severally liable) under the following: the Company's 1985, 1987, 1990 and 1994 Deferred Compensation Plans; the Company's Supplemental Retirement Plan; the Company's Death Benefit Plan and Agreement for Officers; that certain Consulting Agreement dated June 17, 1991 by and between the Company and Lyle D. Altman; that certain Agreement dated as of November 25, 1991 by and between the Company and Richard A. Fisher; the Network Systems Corporation 1992 James E. Thornton Deferred Compensation Plan; that certain Settlement Agreement dated as of June 30, 1989 by and between the Company and Jim Checco; that certain Settlement Agreement dated as of June 30, 1989 by and between the Company and Ray Rantala; and that certain Settlement Agreement and General Release dated as of June 1994 by and between the Company and David Brown. The Parent and the Company agree that during the term of his change in control letter agreement, (1) any termination of employment by Lyle D. Altman other than due to his death or disability (as defined in the change in control letter agreement) will be deemed to be for good reason and (2) neither will provide or permit to be provided to Mr. Altman the notice contemplated by
Section 1(b) of his June 17, 1991 Consulting Agreement with the Company. On or prior to the Effective Date, the Company may modify the terms of the plans and agreements referenced in this subsection to reflect the provisions of this subsection, but not otherwise without the written consent of Parent.

          (e) The obligations of Parent under Sections 5.11(c) and 5.11(d) are intended to benefit, and be enforceable against Parent directly by, the parties (other than the Company) to such agreements and the participants or former participants in such plans and their respective beneficiaries and other successors in interest, and shall be binding on all successors of Parent.


          Section 5.12   Other Matters
                         -------------

          The Company shall use its best efforts to:

          (a) amend the terms of the option agreements held by employees of the Company which were modified by Company in April of 1994, to conform to the original terms of such option agreements; and

          (b) successfully complete the actions described in Sections 8.01(h)(ii) and 8.01(h)(iv).


          Any change in the business, operations or financial condition of the Company as a result of any payments made by the Company in connection with repurchasing, redeeming, canceling or otherwise acquiring shares of Company Common Stock or options to purchase shares of Company Common Stock pursuant to this Section 5.12 shall not be considered for purposes of determining whether any condition contained in Section 7.02(k) has been met.

          Section 5.13   Redemption of Rights
                         --------------------

          The Company may take all necessary action to cause the rights issued pursuant to the Company Rights Agreement to be redeemed at the Effective Time and may cause the redemption price to be paid in connection therewith.

          Section 5.14   Disclosure Schedule Supplement and Review
                         -----------------------------------------

          As of the date hereof, the Company has not completed its internal investigation and review for purposes of confirming and verifying the representations and warranties of the Company contained in this Agreement, as such representations and warranties relate to the Company's international operations. Consequently, the Company Disclosure Schedule delivered to Parent as of the date hereof does not include complete disclosure of matters related to the

Company's international operations (the "International Disclosures"). On or prior to August 19, 1994, the Company shall deliver to Parent a supplement to the Company Disclosure Schedule which includes the International Disclosures, and copies of all documents newly listed thereon. In the event that Parent determines in good faith that the Company Disclosure Schedule, as so supplemented, includes disclosures which are inconsistent in a material and adverse respect with the representations and warranties of the Company contained in this Agreement (as modified by the Company Disclosure Schedule prior to such supplement), or that the Company Disclosure Schedule as so supplemented contains information which in the Parent's good faith, reasonable business judgment materially adversely affects the value of the business or prospects of the Company, then Parent shall have the right within five business days of the receipt of such supplement to the Company Disclosure Schedule to terminate this Agreement, as set forth in Section 8.01 hereto. Furthermore, the Parent has not completed its review of certain matters referenced in 3.07, 3.11 and 3.12 of the Company Disclosure Schedule. In the event that Parent determines in its good faith, reasonable business judgment upon completion of such review that those matters materially and adversely affect the value of the business or prospects of the Company, then Parent may terminate this Agreement on or before August 11, 1994, as set forth in Section 8.01 hereto.

                                  ARTICLE VI

                                    CLOSING

          Section 6.01   Time and Place
                         --------------

          Subject to the provisions of Articles VII and VIII, the consummation of the transactions contemplated by this Agreement (the "Closing") will take place at the offices of Gibson, Dunn & Crutcher, 2029 Century Park East, Los Angeles, California 90067, immediately after the approval of shareholders of the Company referred to in Section 2.02 hereof and the fulfillment of the other conditions to the Merger set forth in Article VII hereof has been obtained or at such other place or at such other time as may be mutually agreed upon by the Parent and the Company.

          Section 6.02   Deliveries at the Closing
                         -------------------------

          Subject to the provisions of Articles VII and VIII, at the Closing:

          (a) There will be delivered to the Parent and the Company the certificates and other documents and instruments the delivery of which is contemplated under Article VII; and

          (b) The Parent, the Subsidiary and the Company will cause appropriate documents necessary to effect the Merger to be filed in accordance with the provisions of 251 of the DGCL and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.

                                  ARTICLE VII

                            CONDITIONS TO THE MERGER

          Section 7.01   Conditions to the Obligations of the Parent, the
                         ------------------------------------------------
                         Subsidiary and the Company
                         --------------------------

          The respective obligations of the Parent, the Subsidiary and the Company to effect the Merger are subject to fulfillment at or prior to the date of the Closing of the following conditions:

          (a) Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have expired or been terminated;

          (b) The Merger shall have been approved by the requisite vote of the shareholders of the Company required by the DGCL and the Company's Certificate of Incorporation and Bylaws;

          (c) The Registration Statement shall have become effective and no stop order suspending the effectiveness thereof shall be in effect and no proceedings for such purpose shall be pending or threatened before the Commission;

          (d) The shares of Parent Common Stock issuable in the Merger shall be authorized for listing on the New York Stock Exchange upon notice of issuance;

          (e) No order, statute, rule, regulation, executive order, stay, decree, judgment, or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the effectuation of the Merger; and

          (f) No governmental action or proceeding shall have been commenced or threatened seeking any injunction, restraining or other order which seeks to prohibit, restrain, invalidate or set aside the effectuation of the Merger.

          Section 7.02   Additional Conditions to the Obligations of the Parent
                         ------------------------------------------------------
                         and the Subsidiary
                         ------------------

          The obligations of the Parent and the Subsidiary to effect the Merger are also subject to the fulfillment at or prior to the date of the Closing of the following additional conditions:

          (a) The Company shall have performed and complied in all material respects with the agreements and obligations contained in this Agreement that are required to be performed and complied with by it at or prior to the date of the Closing;

          (b) The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects, as of the date hereof and shall be deemed to have been made again at and as of the date of the Closing and shall then be true and correct in all material respects;

          (c) All corporate actions on the part of the Company necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby or thereby shall have been duly and validly taken;

          (d) The Parent shall have received from each person who is identified as an "affiliate" of the Company for purposes of Rule 145 under the Securities Act, as identified in the list delivered pursuant to Section 2.05, a written agreement substantially in the form of Exhibit B to this Agreement with respect
                                       ---------
to the shares of Parent Common Stock to be received by such affiliate in the Merger;

          (e) The Company shall have received consents to the Merger from all persons from whom such consent or waiver is required, as referred to in Section 5.09;

          (f) The Parent shall have received from Ernst & Young independent certified public accountants for the Company, letters dated the effective date of the Registration Statement and the Effective Time, substantially in the form of Exhibit C hereto and in substance reasonably satisfactory to the Parent;
   ---------

          (g) The Parent shall have received from Price Waterhouse, independent certified public accountants for the Parent, a letter dated the date of the Effective Time confirming, as of that date, their prior advice to the Parent that the Merger will be treated for accounting purposes as a

"pooling of interests" under Opinion No. 16 of the Accounting Principles Board;

          (h) The Company shall have taken all necessary action to cause all of the rights issued pursuant to the Company Rights Agreement to be extinguished or redeemed effective at the Effective Time;

          (i) The Parent shall have received the opinions of counsel from Oppenheimer, Wolff & Donnelly, special counsel to the Company and from the Company's General Counsel covering such matters and in form and substance reasonably satisfactory to Parent and its special counsel;

          (j) The Parent shall have received such certificates of officers of the Company and such certificates of others to evidence compliance with the conditions set forth in this Section and in Section 7.01 as may be reasonably requested by the Parent; and

          (k) Since the date of this Agreement, there shall have been no material adverse change in, and no event, occurrence or development in the business of the Company that, taken together with other events, occurrences and developments with respect to such business, would have or would reasonably be expected to have a material adverse effect on, the business, operations or financial condition of the Company and its subsidiaries, taken as a whole.

          Section 7.03   Additional Conditions to the Obligations of the Company
                         -------------------------------------------------------

          The obligations of the Company to effect the Merger are also subject to the fulfillment at or prior to the date of the Closing of the following additional conditions:

          (a) The Parent and the Subsidiary shall have performed and complied in all material respects with the agreements and obligations contained in this Agreement that are required to be performed and complied with by them at or prior to the date of the Closing;

          (b) The representations and warranties of the Parent and the Subsidiary contained in this Agreement shall be true and correct in all material respects as of the date hereof and shall be deemed to have been made again at and as of the date of the Closing and shall then be true and correct in all material respects;

          (c) All corporate actions on the part of the Parent and the Subsidiary necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby shall have been duly and validly taken;

          (d) The Company shall have received the opinions of counsel from Gibson, Dunn & Crutcher, special counsel to the Parent and from Parent's General Counsel covering such matters and in form and substance satisfactory to the Company and its special counsel;

          (e) Since the date of this Agreement, there shall have been no material adverse change in, and no event, occurrence or development in the business of Parent that, taken together with other events, occurrences and developments with respect to such business, would have or would reasonably be expected to have a material adverse effect on, the business, operations or financial condition of Parent and its subsidiaries, taken as a whole; and

          (f) The Company shall have received such certificates of officers of the Parent and the Subsidiary and such certificates of others to evidence compliance with the conditions set forth in this Section and in Section 7.01 as may be reasonably requested by the Company.

                                 ARTICLE VIII

                          TERMINATION AND ABANDONMENT

          Section 8.01   Termination
                         -----------

          This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders referred to in Section 2.02:

          (a) after February 28, 1995, by either the Company or Parent, if the Closing has not occurred for any reason other than a breach of this Agreement by the terminating party;

          (b) by Parent, if there has been a material breach by the Company of any agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of Parent and Subsidiary impossible and such breach has not been waived by Parent;

          (c) by the Company, if there has been a material breach by Parent or the Subsidiary of any agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of the Company impossible and such breach has not been waived by the Company;

          (d) by Parent or the Company, if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which the Parent, the Subsidiary and the Company agree to use all reasonable efforts to terminate), in each case permanently restraining, enjoining or otherwise prohibiting the Merger;

          (e) by the Company, if the Board of Directors of the Company has accepted an Approved Offer in accordance with Section 5.02;

          (f) by either Parent or the Company if the Company's shareholders shall have voted on and failed to adopt and approve, this Agreement and Merger;

          (g) by mutual consent of the Parent and the Company;

          (h) by Parent on September 16, 1994, and for two business days thereafter, if on or prior to September 16, 1994:

               (i) The Parent shall not have received from Ernst & Young, independent certified public accountants for the Company, a report concerning the completion of tests of specific accounts and records of the Company as requested by the Parent, which report shall confirm no material difference from amounts contained in the consolidated financial statements of the Company as at and for the period ended June 30, 1994; or

               (ii) The Company shall not have completed the acquisition of all or substantially all of the technology of TMD Products Inc. on terms and conditions substantially similar to those contained in the letter of intent previously provided to Parent and otherwise reasonably satisfactory to Parent; or

              (iii) The Parent shall not have received all requisite consents and approvals to the Merger from its Lenders under the $150,000,000 Multicurrency Credit Agreement, dated as of March 31, 1993 to which Parent and certain of its subsidiaries are parties; or

               (iv) The Company shall not have purchased, redeemed, canceled or otherwise acquired (in accordance with the advice and consent of Price Waterhouse to the effect that such action would not affect the financial reporting of the Merger as a "pooling-of-interests" and at an effective price per share of less than $10.00 per share) Company Common Stock or options to purchase shares of Company Common Stock in sufficient quantities so as to reduce the outstanding issued Company Common Stock and the outstanding Company Common Stock reserved for issuance upon exercise of options, warrants, subscriptions, conversion rights or other rights, agreements, commitments, arrangements or understandings with respect to the issuance of Company Common Stock to an amount not to exceed 32,594,141 shares;

          (i) by Parent, or by the Company if the Company has not then breached the covenant contained in Section 5.12(a) hereof, on September 16, 1994, and for two business days thereafter, if on or prior to September 16, 1994, the Company shall not have amended the terms of the option agreements held by all employees of the Company which were modified by Company on or about April 28, 1994, to conform to the original terms of all such option agreements, unless Parent shall agree in writing with the Company prior to September 19, 1994 that failure to so amend any of such option agreements shall not disqualify the Merger from being treated for accounting purposes as a "pooling of interests" under Opinion No. 16 of the Accounting Principles Board;

          (j) by Parent based upon the exercise of its right to terminate this Agreement under the terms of Section 5.14 hereof; or

          (k) by the Company if (i) the average closing price of Parent Common Stock as reported on the New York Stock Exchange, Inc. for the ten trading day period ending two trading days prior to the Effective Time (the "Average Price") is less than $30.37 per share (adjusted to reflect any Adjustment Events), and
(ii) Parent does not agree in writing, within five business days of written notice from the Company to parent that it intends to exercise its right of termination pursuant to this Section 8.01(k), to amend this Agreement (A) to adjust the Conversion Number so that the product of the Conversion Number and the Average Price equals at least $7.95 per share, or (B) to provide that, in addition to the Parent Common Stock otherwise provided for by this Agreement, the Merger Consideration shall consist of cash such that the aggregate of the Parent Common Stock and cash comprising the Merger Consideration shall equal at least $7.95 per share, provided, with respect to this clause (B), that the inclusion of such cash consideration does not disqualify the Merger as a tax free reorganization within the meaning of Section 368(a) of the Code and that Parent may not terminate this Agreement pursuant to Section 7.02(g) hereof if the failure to satisfy such condition is due to the inclusion of such cash consideration.

          Section 8.02   Fees and Expenses
                         -----------------

          (a) In the event that the Merger is not consummated because this Agreement is terminated as permitted by Section 8.01;

          and
          ---

          between February 22, 1994 and the time of such termination (i) any Third Party (A) makes a written Acquisition Proposal to the Company or any authorized director or officer or (B) publicly announces an Acquisition Proposal, or (ii) the Company or any authorized director or officer of the Company participates in discussions or negotiations with, or provides confidential information to, any Third Party concerning an Acquisition Proposal;

          and
          ---

          at any time after the date of this Agreement and prior to six months after the date of such termination any Third Party consummates any transaction with the Company or any of its affiliate or affiliated entities (an "Alternative Transaction") or enters into an agreement with the Company or any of its affiliates with respect to an Alternative Transaction in which the sum, on a per share basis, of (A) the fair market value of the consideration received by Company shareholders (the "Consideration") in connection with such Alternative Transaction, (B) the fair market value, if any, of the Company Common Stock or other rights arising from Company Common Stock (other than the Consideration) retained by Company Shareholders after the Alternative Transaction (the "Retained Value"), and (C) the fair market value when declared, issued or at the time of the consummation of the Alternative Transaction, whichever is higher, of the dividends, redemptions or other distributions declared on or in relation to Company Common Stock after the date hereof, exceeds $10.00 per share, adjusted to reflect stock splits, distributions or dividends on Company Common Stock after the date hereof;

then the Company will, within five days after the completion of such Alternative Transaction (which involves Consideration which when aggregated with the items listed in B and C above totals more than of $10.00 per share), (1) pay the Parent a fee of $16 million and (2) reimburse the Parent for all reasonable expenses and fees incurred by it or on its behalf in connection with the Merger and the consummation of all transactions contemplated by this Agreement and the financing of such transactions, and in connection with the negotiation, preparation, execution and performance of this Agreement.

          (b) In the event that the Company terminates this Agreement pursuant to Section 8.01(k), the Company shall, within five days thereafter, pay the Parent a fee of $5 million.

          (c) Except as provided in paragraphs (a) or (b) of this Section, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by such of the Parent, the Subsidiary or the Company incurring such expenses.

          Section 8.03   Procedure and Effect of Termination
                         -----------------------------------

          In the event of termination and abandonment of the Merger by the Parent or the Company pursuant to Section 8.01, written notice thereof shall forthwith be given to the other and this Agreement and the Merger Agreement shall terminate and the Merger shall be abandoned, without further action by any of the Parent, the Subsidiary or the Company. If this Agreement is terminated as provided herein there shall be no liability or further obligation hereunder on the part of the Parent, the Subsidiary or the Company, except as set forth in this Section and in Sections 5.02, 5.03(b), 8.02 and Article IX. Nothing in this Section 8.03 shall relieve any party to this Agreement of liability for willful breach of this Agreement.

                                  ARTICLE IX

                              GENERAL PROVISIONS

          Section 9.01   Amendment and Modification
                         --------------------------

          Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of the Parent, the Subsidiary and the Company at any time prior to the Effective Time with respect to any of the terms contained herein except that after the approvals by shareholders contemplated by
Section 2.02, the amount or form of consideration to be received by the holders of voting shares of the Company may not be decreased or altered without the approval of such holders.

          Section 9.02   Waiver of Compliance; Consents
                         ------------------------------

          Any failure of Parent or the Subsidiary, on the one hand, or the Company on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived in writing by the Parent or the Company, respectively, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of the Parent, the Subsidiary or the Company, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section.

          Section 9.03   Validity
                         --------

          The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

          Section 9.04   Parties in Interest
                         -------------------

          This Agreement shall be binding upon and inure solely to the benefit of the Parent, the Subsidiary and the Company, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

          Section 9.05   Survival of Representations, Warranties, Covenants and
                         ------------------------------------------------------
                         Agreements
                         ----------

          The respective representations and warranties of the Parent, the Subsidiary and the Company shall not survive the Effective Time, but covenants that specifically relate to periods, activities or obligations subsequent to the Merger shall survive the Merger. In addition, if this Agreement is terminated pursuant to Section 8.01, the covenants contained in Sections 5.02, 5.03(b) and
8.02 shall survive such termination.

          Section 9.06   Notices
                         -------

          All notices and other communications hereunder shall be in writing and shall be deemed given on the date of delivery, if delivered personally or faxed during normal business hours of the recipient, or three days after deposit in the U.S. Mail, postage prepaid, if mailed by registered or certified mail (return receipt requested) as follows:

          (a) if to the Parent or the Subsidiary or to the Company after the Effective Time, to:

               Storage Technology Corporation
               2270 South 88th Street
               Louisville, CO  80028-4309
               Attention:  General Counsel
               with a copy to:

               Gibson, Dunn & Crutcher
               2029 Century Park East, Ste. 4000
               Los Angeles, CA  90067
               Attention:  Richard A. Strong

          (b) if to the Company prior to the Effective Time, to:

               Network Systems Corporation
               7600 Boone Avenue North
               Minneapolis, MN  55428
               Attention:  General Counsel

               with a copy to:

               Oppenheimer, Wolff & Donnelly
               Plaza VII
               45 S. Seventh Street
               Minneapolis, MN  55402
               Attention:  Bruce A. Machmeier

          Section 9.07   Governing Law
                         -------------

          The Agreement shall be governed by and construed in accordance with the law of the State of New York without regard to the conflicts of law rules thereof.

          Section 9.08   Counterparts
                         ------------

          This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

          Section 9.09   Table of Contents and Headings
                         ------------------------------

          The table of contents and article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect in any way the meaning or interpretation of this Agreement.

          Section 9.10   Entire Agreement
                         ----------------

          This Agreement, including the exhibits and schedules hereto and the documents and instruments referred to herein, embodies the entire agreement and understanding of the Parent, the Subsidiary and the Company in respect of the subject matter contained herein and supersedes all prior agreements and understandings among them with respect to such subject matter.


          Section 9.11   Miscellaneous
                         -------------

          (a) Parent hereby agrees to cause the Subsidiary to comply with its obligations hereunder and to cause the Subsidiary to consummate the Merger as contemplated herein.

          (b) For purposes of this Agreement, the term "Knowledge" of an entity means knowledge actually possessed by any Director, officer or the direct reports to such officers of such entity.

          IN WITNESS WHEREOF, the Parent, the Subsidiary and the Company have caused this Agreement to be signed on their behalf by their respective duly authorized officers on the date first above written.

                                  STORAGE TECHNOLOGY CORPORATION

                                  By: /s/Ryal R. Poppa
                                      -------------------------------------
                                  Its: Chairman of the Board, President and
                                      -------------------------------------
                                       Chief Executive Officer
                                      -------------------------------------

                                  STORAGETEK EAGLE CORPORATION

                                  By: /s/Gregory A. Tyman
                                      -------------------------------------
                                  Its: Executive Vice President
                                      -------------------------------------

                                  NETWORK SYSTEMS CORPORATION

                                  By: /s/Michael Ashby
                                      -------------------------------------
                                  Its: Chief Operating Officer
                                      -------------------------------------

               [NEEDHAM & COMPANY, INC. LETTERHEAD APPEARS HERE]

                                                                      APPENDIX B

                                                            January 5, 1995

Board of Directors
Network Systems Corporation
7600 Boone Avenue North
Minneapolis, MN  55428

Gentlemen:

          We understand that Network Systems Corporation ("NSC"), Storage Technology Corporation ("STK") and StorageTek Eagle Corporation, a wholly owned subsidiary of STK ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of August 8, 1994 (the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into NSC and NSC, as the surviving corporation, will become a wholly owned subsidiary of STK (the "Merger"). The terms of the Merger are set forth more fully in the Merger Agreement.

          Pursuant to the Merger Agreement, we understand that (i) each issued and outstanding share of common stock, par value $.02 per share, of NSC ("NSC Common Stock") will be converted into and exchanged for 0.2618 of a share (subject to adjustment as set forth in the Merger Agreement) of common stock, $0.10 par value per share, of STK ("STK Common Stock"); and (ii) rights issued pursuant to NSC's Amended and Restated Rights Agreement will be redeemed pursuant to the terms thereof at a redemption price of $0.05 per right.

          You have asked us to advise you as to the fairness, from a financial point of view, to the stockholders of NSC of the consideration to be received by the stockholders of NSC in the Merger. Needham & Company, Inc. as part of its investment banking business is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have acted as financial advisor to NSC in connection with the Merger and will receive a fee for our services that is contingent on the consummation of the Merger. In addition, NSC has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion.

          For purposes of this opinion we have, among other things: (i) reviewed the Merger Agreement; (ii) reviewed certain other documents related to the Merger, including the Proxy Statement/Prospectus; (iii) reviewed certain publicly available information concerning NSC and STK and certain other relevant financial and operating data of NSC

Network Systems Corporation

January 5, 1995
Page 2


and STK made available from the internal records of NSC and STK; (iv) visited NSC's facility and held discussions with members of senior management of NSC and STK concerning their current and future business prospects; (v) reviewed certain financial forecasts and projections prepared by NSC's and STK's respective managements; (vi) reviewed the historical stock prices and trading volumes of the Common Stocks of NSC and STK; (vii) compared publicly available financial data of public companies, which we deemed generally comparable to NSC, to similar data for NSC; (viii) reviewed the financial terms of certain other recent business combinations that we deemed generally relevant; and (ix) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

          In connection with our review, we have not independently verified any of the foregoing information, have relied on such information, and have assumed that all such information is complete and accurate in all material respects. With respect to NSC's and STK's financial forecasts provided to us by their respective managements, we have assumed for purposes of our opinion that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such managements, at the time of preparation, of the future operating and financial performance of NSC and STK. We have not made an independent evaluation, appraisal or physical inspection of the assets or liabilities of NSC and STK. Further, our opinion is based on economic, monetary and market conditions existing as of the date hereof, and in rendering this opinion, we have relied without independent verification on the accuracy, completeness and fairness of all historical financial and other information which was either publicly available or furnished to us by NSC and STK.

          This opinion is solely for the benefit of the Board of Directors of NSC and may not be quoted or referred to or used for any other purpose without prior written consent, except that this letter may be disclosed in connection with any registration statement or proxy statement used in connection with the Merger so long as the opinion is quoted in full in such registration statement or proxy statement.

          Based upon and subject to the foregoing, it is our opinion that the consideration to be offered to the stockholders of NSC in the Merger is fair to the stockholders of NSC from a financial point of view.

                              Sincerely,

                              NEEDHAM & COMPANY, INC.

Publication No. NS2265

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

  Article VII of the Registrant's Amended and Restated Certificate of Incorporation provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law and provides for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Section 102(b)(7) of the Delaware General Corporation Law.

  StorageTek has entered into agreements to defend and indemnify each of its directors, to the fullest extent legally possible, in connection with threatened, pending or completed legal proceedings, as defined, including derivative proceedings.

ITEM 21.

(A) EXHIBITS

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
    2.1*** Restated Agreement and Plan of Merger by and among the Registrant,
            StorageTek Eagle Corporation and Network Systems Corporation dated as of August 8, 1994, as amended as of August 25, 1994 and
            September 9, 1994 and restated on November 15, 1994.
    4.1    Restated Certificate of Incorporation and Restated bylaws of the
            Registrant dated July 28, 1987 (filed as Exhibit 3 to the
            Registrant's Quarterly Report on Form 10-Q for the quarter ended
            September 25, 1987, and incorporated herein by reference).
    4.2    Certificate of Amendment dated May 22, 1989 to the Restated
            Certificate of the Registrant dated July 28, 1987 (filed as Exhibit
            (c)(1) to the Registrant's Current Report on Form 8-K dated June 2,
            1989, and incorporated herein by reference).
    4.3    Certificate of Second Amendment dated June 2, 1992 to the Restated
            Certificate of Incorporation of the Registrant dated July 28, 1987
            (filed as Exhibit (3) to the Registrant's Quarterly Report on Form
            10-Q for the quarter ended June 26, 1992, and incorporated herein by reference).

   EXHIBIT
   NUMBER                               DESCRIPTION
   -------                              -----------
    4.4    First Amendment dated February 2, 1988, to the Restated bylaws of
            Storage Technology Corporation, amending Section IV (filed as
            Exhibit 3(cc) to the Registrant's Annual report on Form 10-K for the fiscal year ended December 25, 1987, and incorporated herein by reference).
    4.5    Specimen Certificate of Common Stock, $0.10 par value, of the
            Registrant (filed as Exhibit (c)(2) as to the Registrant's Current
            Report on Form 8-K dated June 2, 1989, and incorporated herein by reference).
    4.6    Rights Agreement dated as of August 20, 1990, between the Registrant and First Fidelity Bank, National Association, New Jersey (filed as
            Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Commission on August 20, 1990, and incorporated herein by reference).
    4.7    Certificate of Designations of Series B Junior Participating
            Preferred Stock (filed as Exhibit A to Exhibit 4.1 to the
            Registrant's Current Report on Form 8-K filed with the Commission on August 20, 1990, and incorporated herein by reference).
    5.1*   Opinion of General Counsel.
    8.1*   Tax Opinion of Oppenheimer Wolff & Donnelly
   23.1*   Consent of Price Waterhouse LLP.
   23.2*   Consent of KPMG Peat Marwick LLP.
   23.3*   Consent of Ernst & Young LLP.
   23.4    Consent of General Counsel (included in Exhibit 5.1).
   23.5    Consent of Oppenheimer Wolff & Donnelly (included in Exhibit 8.1)
   23.6    Consent of Needham & Company, Inc. (included in Appendix B)
   24.1**  Powers of Attorney for each person executing the Registration
            Statement.
   99.1*   Form of Proxy.

- --------
 * Filed herewith.

 ** Previously filed on September 2, 1994, as a part of this Registration
    Statement.
*** Previously filed on November 16, 1994, as a part of this Registration
    Statement

(B) FINANCIAL STATEMENT SCHEDULES

  No schedules are required.

(C) REPORTS, OPINIONS OR APPRAISALS

  Opinion of Network Systems' Financial Advisor is furnished as Appendix B to the Proxy Statement/Prospectus forming a part of this Registration Statement.

ITEM 22. UNDERTAKINGS.

  Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant certifies and undertakes as follows:

    (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    (5) The undersigned registrant hereby undertakes:

      (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO THE REGISTRATION STATEMENT (NO. 33-55343) TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF LOUISVILLE, STATE OF COLORADO ON THE 4TH DAY OF JANUARY, 1995.

                                          Storage Technology Corporation

                                                     /s/ Ryal R. Poppa
                                          By: _________________________________
                                                        RYAL R. POPPA
                                                    CHAIRMAN OF THE BOARD,
                                                  PRESIDENT,CHIEF EXECUTIVE
                                                     OFFICER AND DIRECTOR
                                                (PRINCIPAL EXECUTIVE OFFICER)

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

           SIGNATURE                       TITLE                     DATE

       /s/ Ryal R. Poppa           Chairman of the Board,      January 4, 1995
- -------------------------------     President and Chief
         RYAL R. POPPA              Executive Officer a
                                    Director (Principal
                                    Executive Officer)

      /s/ Gregory A. Tymn          Senior Vice President       January 4, 1995
- -------------------------------     and Chief Financial
        GREGORY A. TYMN             Officer (Principal
                                    Financial Officer)

      /s/ David E. Lacey           Corporate Vice              January 4, 1995
- -------------------------------     President and
        DAVID E. LACEY              Controller
                                    (Principal
                                    Accounting Officer)

              SIGNATURE                         TITLE                DATE

         *Judith E.N. Albino            Director               January 4, 1995
- -------------------------------------
         JUDITH E.N. ALBINO

        *William L. Armstrong           Director               January 4, 1995
- -------------------------------------
        WILLIAM L. ARMSTRONG

          *Robert A. Burgin             Director               January 4, 1995
- -------------------------------------
          ROBERT A. BURGIN

           *Paul Friedman               Director               January 4, 1995
- -------------------------------------
            PAUL FRIEDMAN

          *Stephen J. Keane             Director               January 4, 1995
- -------------------------------------
          STEPHEN J. KEANE

         *Robert E. LaBlanc             Director               January 4, 1995
- -------------------------------------
          ROBERT E. LABLANC

           *Robert E. Lee               Director               January 4, 1995
- -------------------------------------
            ROBERT E. LEE

         *Dr. Harrison Shull            Director               January 4, 1995
- -------------------------------------
         DR. HARRISON SHULL

        *Richard C. Steadman            Director               January 4, 1995
- -------------------------------------
         RICHARD C. STEADMAN

          *Robert C. Wilson             Director               January 4, 1995
- -------------------------------------
          ROBERT C. WILSON

         /s/ W. Russell Wayman
*By: ________________________________
            W. RUSSELL WAYMAN
            ATTORNEY IN FACT

                                 EXHIBIT INDEX

                                                                   SEQUENTIALLY
 EXHIBIT                                                             NUMBERED
   NO.                         DESCRIPTION                             PAGE
 -------                       -----------                         ------------
   2.1   Restated Agreement and Plan of Merger by and among the
          Registrant, StorageTek Eagle Corporation and Network
          Systems Corporation dated as of August 8, 1994, as
          amended as of August 25, 1994 and September 9, 1994
          and restated on November 15, 1994 ....................       ***
   4.1   Restated Certificate of Incorporation and Restated by-
          laws of the Registrant dated July 28, 1987 (filed as
          Exhibit 3 to the Registrant's Quarterly Report on Form
          10-Q for the quarter ended September 25, 1987, and in-
          corporated herein by reference).......................        *
   4.2   Certificate of Amendment dated May 22, 1989 to the Re-
          stated Certificate of the Registrant dated July 28,
          1987 (filed as Exhibit (c)(1) to the Registrant's Cur-
          rent Report on Form 8-K dated June 2, 1989, and incor-
          porated herein by reference)..........................        *
   4.3   Certificate of Second Amendment dated June 2, 1992 to
          the Restated Certificate of Incorporation of the Reg-
          istrant dated July 28, 1987 (filed as Exhibit (3) to
          the Registrant's Quarterly Report on Form 10-Q for the
          quarter ended June 26, 1992, and incorporated herein
          by reference).........................................        *
   4.4   First Amendment dated February 2, 1988, to the Restated
          bylaws of Storage Technology Corporation, amending
          Section IV (filed as Exhibit 3(cc) to the Registrant's
          Annual report on Form 10-K for the fiscal year ended
          December 25, 1987, and incorporated herein by refer-
          ence) ................................................        *
   4.5   Specimen Certificate of Common Stock, $0.10 par value,
          of the Registrant (filed as Exhibit (c)(2) as to the
          Registrant's Current Report on Form 8-K dated June 2,
          1989, and incorporated herein by reference)...........        *
   4.6   Rights Agreement dated as of August 20, 1990, between
          the Registrant and First Fidelity Bank, National Asso-
          ciation, New Jersey (filed as Exhibit 4.1 to the Reg-
          istrant's Current Report on Form 8-K filed with the
          Commission on August 20, 1990, and incorporated herein
          by reference) ........................................        *
   4.7   Certificate of Designations of Series B Junior Partici-
          pating Preferred Stock (filed as Exhibit A to Exhibit
          4.1 to the Registrant's Current Report on Form 8-K
          filed with the Commission on August 20, 1990, and in-
          corporated herein by reference).......................        *
   5.1   Opinion of General Counsel.............................
   8.1   Tax Opinion of Oppenheimer Wolff & Donnelly............
  23.1   Consent of Price Waterhouse LLP........................
  23.2   Consent of KPMG Peat Marwick LLP.......................
  23.3   Consent of Ernst & Young LLP...........................
  23.4   Consent of General Counsel (included in Exhibit 5.1)...
  23.5   Consent of Oppenheimer Wolff & Donnelly (included in
          Exhibit 8.1)..........................................
  23.6   Consent of Needham & Company, Inc. (included in Appen-
          dix B)................................................
  24.1   Powers of Attorney for each person executing the Regis-
          tration Statement (included on Signature Page)........        **
  99.1   Form of Proxy..........................................

(b) FINANCIAL STATEMENT SCHEDULES.

    No schedules are required.

(c) REPORTS, OPINIONS OR APPRAISALS.

    Opinion of Network Systems' Financial Advisor is furnished as Appendix B to the Proxy Statement/Prospectus forming a part of this Registration Statement.
- --------
  * Incorporated by Reference

 ** Previously filed on September 2, 1994, as a part of this Registration
    Statement.
*** Previously filed on November 16, 1994, as a part of this Registration
    Statement.